     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 23, 1998

                                                      REGISTRATION NO. 333-48937
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------


                         POST-EFFECTIVE AMENDMENT NO. 1


                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          MALAN REALTY INVESTORS, INC.
    (Exact Name of Registrant as Specified in its Articles of Incorporation)
                            ------------------------

                                    MICHIGAN
                        (State or Other Jurisdiction of
                         Incorporation or Organization)
                                   38-1841410
                      (I.R.S. Employer Identification No.)

                            ------------------------
                              30200 TELEGRAPH ROAD
                                   SUITE 105
                        BIRMINGHAM, MICHIGAN 48025-4503
                                 (248) 644-7110
              (Address, Including Zip Code, and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Offices)
                            ------------------------

                               ANTHONY S. GRAMER
                          MALAN REALTY INVESTORS, INC.
                              30200 TELEGRAPH ROAD
                                   SUITE 105
                        BIRMINGHAM, MICHIGAN 48025-4503
                                 (248) 644-7110
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)
                            ------------------------

                                   Copies to:

                             KENNETH H. GOLD, ESQ.
                              MIRO WEINER & KRAMER
                             500 N. WOODWARD AVENUE
                                   SUITE 100
                        BLOOMFIELD HILLS, MICHIGAN 48304
                              DONALD J. KUNZ, ESQ.
                       HONIGMAN MILLER SCHWARTZ AND COHN
                          2290 FIRST NATIONAL BUILDING
                            DETROIT, MICHIGAN 48226

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                   SUBJECT TO COMPLETION, DATED JUNE 23, 1998

PROSPECTUS
                                                               MALAN REALTY LOGO

                                1,300,000 SHARES

                          MALAN REALTY INVESTORS, INC.
                                  COMMON STOCK
                               ------------------

     Malan Realty Investors, Inc. (the "Company") is a self-administered and self-managed real estate investment trust (a "REIT") that owns, acquires, develops, redevelops, manages and operates properties which are leased primarily to national and regional retail companies. The Company owns a portfolio of 66 properties (the "Properties") located in 10 states and containing an aggregate of approximately 6.1 million square feet of gross leasable area ("GLA"). As of December 31, 1997, the portfolio was 93.3% leased.


     All of the 1,300,000 Shares of Common Stock, $.01 par value per share (the "Shares"), offered by this Prospectus (the "Offering") are being sold by the Company. Upon the closing of the Offering, approximately 9.1% of the outstanding shares of Common Stock of the Company (the "Common Stock") will be beneficially owned by the Company's executive officers and directors. To ensure that the Company remains a REIT for Federal income tax purposes, among other reasons, the Company's Articles of Incorporation ("Articles"), in general, prevent a shareholder from owning more than 9.9% of the Common Stock. See "Restrictions on Transfer."



     The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "MAL". On June 22, 1998 the last reported sale price of the Common Stock on the NYSE was $17.88 per share. The Company has paid a regular quarterly distribution on the Common Stock of $.425 since the consummation of its initial public offering in June 1994 (the "IPO"). See "Price Range of Common Stock and Distribution History."

                               ------------------

          SEE "RISK FACTORS" BEGINNING ON PAGE 13 FOR CERTAIN FACTORS
                    RELEVANT TO AN INVESTMENT IN THE SHARES.

    THESE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

======================================================================================================================
                                                                           UNDERWRITING
                                                    PRICE TO              DISCOUNTS AND             PROCEEDS TO
                                                     PUBLIC               COMMISSIONS(1)             COMPANY(2)
----------------------------------------------------------------------------------------------------------------------
Per Share..................................            $                        $                        $
----------------------------------------------------------------------------------------------------------------------
Total(3)...................................            $                        $                        $
======================================================================================================================

(1) The Company has agreed to indemnify the underwriters (the "Underwriters") against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated expenses of approximately $         payable by
    the Company.


(3) The Company has granted the Underwriters a 30 day option to purchase up to 195,000 additional Shares on the same terms and conditions as the Shares offered hereby solely to cover over-allotments, if any. If the option is exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to the Company will be $         , $         and
    $         , respectively. See "Underwriting."

                               ------------------

    The Shares are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Shares will be ready for delivery through the facilities of The Depository Trust Company in New York, New
York, on or about            , 1998 against payment therefor in immediately
available funds.
                               ------------------

RONEY CAPITAL MARKETS LOGO                    FIRST OF MICHIGAN CORPORATION LOGO
               The date of this Prospectus is             , 1998

                                [Location Map]


     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SHARES. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR, AND PURCHASE, SHARES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                             SAFE HARBOR STATEMENT

     In addition to historical information, this Prospectus contains certain forward-looking statements, including, but not limited to, statements regarding the Company's future financial performance and financial condition. These statements involve a number of risks and uncertainties. Any forward-looking statements made by the Company herein are not guarantees of future performance, and actual results may differ materially from those in such forward-looking statements as a result of various factors, including but not limited to, those referred to under "Risk Factors" herein.

                     [MALAN REALTY INVESTORS, INC. LOGO]



[1/2 OFF CARD SHOP PHOTO]             [GATEWAY COUNTRY PERSONAL COMPUTER STORE PHOTO]


CLINTON POINTE SHOPPING CENTER        THE SHOPS AT FAIRLANE MEADOWS
Clinton Township, Michigan            Dearborn, Michigan





[HOLLYWOOD THEATER PHOTO]             [DICK'S CLOTHING & SPORTING GOODS STORE PHOTO]


SOUTHWIND THEATRE                     WESTLAND SHOPPING CENTER
Lawrence, Kansas                      Westland, Michigan


     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SHARES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
PROSPECTUS SUMMARY..........................................      5
  The Company...............................................      5
  Objectives and Strategies.................................      7
  The Portfolio.............................................      8
  Tax Status................................................      9
  The Offering..............................................     10
  Summary Selected Financial Data...........................     11
RISK FACTORS................................................     13
  Reliance Upon Major Tenants...............................     13
  Acquisition, Development and Redevelopment Risks..........     13
  Risks of High Distribution Payout Percentage..............     13
  Real Estate Investment Considerations.....................     14
  Adverse Effect of Increase in Market Interest Rates on
     Common Stock Price and Financial Position..............     15
  Inability to Comply with REIT Distribution Requirements...     15
  Dependence on Key Personnel...............................     16
  No Limitation on the Incurrence of Debt...................     16
  Risks Associated with Borrowing, Including Foreclosure....     16
  Ability to Change Investment and Financing Policies
     without Shareholder Approval...........................     17
  Failure to Qualify as a REIT..............................     17
  Environmental Matters.....................................     17
  Limitations on Ownership and Change in Control............     18
  Future Dilution from Convertible Securities, Options,
     Warrants and Future Share Offerings....................     19
  Financing of Future Developments or Acquisitions..........     19
  Risk of Reduced Funds Available for Distribution Upon the
     Exercise of Certain Purchase Options...................     19
  Treatment of Assets of the Company as Plan Assets under
     ERISA..................................................     19
  Risks Involved in Development Activities Through
     Partnerships and Joint Ventures........................     20
USE OF PROCEEDS.............................................     21
PRICE RANGE OF COMMON STOCK AND DISTRIBUTION HISTORY........     21
CAPITALIZATION..............................................     22
SELECTED FINANCIAL DATA.....................................     23
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................     25
  Overview..................................................     25
  Results of Operations.....................................     25
  Liquidity and Capital Resources...........................     28
  Inflation.................................................     32

                                                                PAGE
                                                                ----
BUSINESS AND PROPERTIES.....................................     32
  The Company...............................................     32
  Objectives and Strategies.................................     34
  Properties................................................     35
  Summary of Properties.....................................     37
  Major Tenants.............................................     42
  Summary of Major Tenants..................................     43
  Tenant Lease Expirations and Renewals.....................     44
  Options to Purchase Granted to Certain Tenants............     45
  Rental Revenues...........................................     45
  Capital Expenditures......................................     45
  Competition...............................................     45
  Employees.................................................     46
  Legal Proceedings.........................................     46
  Insurance.................................................     46
MORTGAGE INDEBTEDNESS.......................................     47
RECENT DEVELOPMENTS.........................................     47
POLICIES WITH RESPECT TO CERTAIN ACTIVITIES.................     49
  Acquisition and Investment Policies.......................     49
  Financing Policies........................................     50
  Working Capital Reserves..................................     51
  Other Operating Policies..................................     51
MANAGEMENT..................................................     51
  Executive Officers and Directors..........................     51
  Executive Compensation....................................     53
  Stock Option Plan.........................................     53
  Compensation of Directors.................................     54
PRINCIPAL SHAREHOLDERS......................................     55
DESCRIPTION OF COMMON STOCK.................................     57
CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION AND
  BYLAWS....................................................     58
RESTRICTIONS ON TRANSFER....................................     59
FEDERAL INCOME TAX CONSIDERATIONS...........................     59
ERISA CONSIDERATIONS........................................     69
UNDERWRITING................................................     71
LEGAL MATTERS...............................................     72
EXPERTS.....................................................     72
AVAILABLE INFORMATION.......................................     72
INCORPORATION BY REFERENCE..................................     73
GLOSSARY....................................................     74
INDEX TO FINANCIAL STATEMENTS...............................    F-1

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and related notes appearing elsewhere in this Prospectus. Unless otherwise indicated, the information contained in this Prospectus assumes that the Underwriters' over-allotment option is not exercised.

                                  THE COMPANY

     The Company is a self-administered, self-managed real estate investment trust which owns, acquires, develops, redevelops, manages and operates properties which are leased primarily to national and regional retail companies. The Properties are typically located in select geographic markets with an emphasis on small to medium-sized communities where the Properties can be positioned among the leading centers in their respective trade areas. At December 31, 1997, the Company had 53 properties located in 9 states, consisting of 26 community shopping centers, 26 freestanding stores and 1 entertainment facility and containing an aggregate of approximately 5.7 million square feet of GLA. On February 23, 1998 the Company acquired a community shopping center in Westland, Michigan (the "Westland Acquisition") which contains an aggregate of approximately 85,000 square feet of GLA. In addition, on May 29, 1998, the Company acquired twelve community shopping centers (the "Sandor Acquisition") which contain an aggregate of approximately 328,000 square feet of GLA. Currently, the Company's portfolio consists of 66 Properties located in 10 states consisting of 39 community shopping centers, 24 freestanding stores and 3 entertainment facilities (2 of which are under redevelopment) and contains an aggregate of approximately 6.1 million square feet of GLA. An entertainment facility consists of a multi-screen movie theater with stadium seating, digital sound and the latest concepts in food concession. As of December 31, 1997, 93.3% of GLA (95.7% excluding the Properties being redeveloped) in the portfolio was leased and 93.7% of the Company's annualized base rent was attributable to national and regional retailers. At December 31, 1997, Kmart Corporation ("Kmart") and Wal-Mart Corporation ("Wal-Mart") represented 35.7% and 6.6%, respectively, of annualized base rent and leased 54.0% and 7.1%, respectively, of the Company's GLA.

     From 1966 to 1985, the Company specialized in building and managing properties to suit for national and regional retailers who had signed long-term leases prior to commencement of construction. The Properties were initially owned by affiliates of the Company and subsequently by third party owners. Prior to the IPO, the Company managed these Properties. In 1981, Anthony S. Gramer, President and Chief Executive Officer, joined the Company and in 1986 he acquired the Company from its original owners. The Company became a REIT in June 1994 and continued to expand the retail property business previously managed by the Company. The Company believes that this strategy of developing properties based on executed long-term leases primarily with national and regional retail tenants provides the shareholders with a predictable source of income and also provides future opportunities for development of additional properties at attractive returns on investment, without the lease-up risks inherent in speculative development.

     The Company is one of the original developers of properties for Kmart and ranks among the leading operators of shopping centers in the United States. Since its inception in 1966, the Company has developed or redeveloped a total of 39 community shopping centers, 76 freestanding stores, and one regional enclosed mall, totaling more than 14 million square feet of GLA. In connection with the IPO, the Company acquired 45 income-producing retail properties with a GLA of
4.7 million square feet, all of which were either developed or redeveloped, and subsequently managed, by the Company.

     Recent Developments:


        - In the Sandor Acquisition, the Company acquired twelve community shopping centers located in: Indiana (3), Michigan (3), Illinois (2), Kansas (2), Minnesota (1) and Ohio (1) for $29.5 million. These Properties have Maurice's, Fashion Bug and Dollar Tree as major tenants, contain a total of over 328,000 square feet of GLA and are anchored by a Wal-Mart (each Wal-Mart store and its underlying pad are owned and managed by an independent third party). At May 29, 1998, 95.3% of the GLA in the Sandor Acquisition was leased. In addition, pursuant to the Sandor

          Acquisition purchase agreement, the Company agreed to acquire a community shopping center located in Decatur, Illinois for $4.2 million that contains over 40,000 square feet of GLA and has Wal-Mart and Sam's Club as anchor tenants (the stores and their underlying pads are owned and managed by independent third parties). The acquisition of the Decatur, Illinois property is scheduled to close in November 1998 after the seller completes a redevelopment of the property. The acquisition of all 13 Properties under the Sandor Acquisition purchase agreement is hereinafter referred to as the "Midwest Acquisition."

        - In the Westland Acquisition, the Company acquired a community shopping center in Westland, Michigan for $7.9 million. This center has Dick's Sporting Goods and MedMax as its major tenants and contains over 85,000 square feet of GLA. At May 29, 1998, 100% of the GLA of the community shopping center was leased.

     Also, since the IPO, the Company has:

          - Acquired the following 8 Properties:

           (i) Five community shopping centers in Indiana (3), Illinois (1) and Ohio (1) which have Wal-Mart as the major tenant and contain over 665,000 square feet of GLA;

           (ii) A community shopping center in Dearborn, Michigan which has Best Buy and Kids "R" Us, as major tenants, contains over 137,000 square feet of GLA and is also anchored by Mervyn's and Target (which own their stores and underlying pads);

           (iii) A community shopping center in Clinton Township, Michigan which has Office Max and Sports Authority as major tenants, contains over 135,000 square feet of GLA and is also anchored by Target (which owns its store and underlying pad); and

           (iv) A 12-plex entertainment facility in Lawrence, Kansas which is leased to Hollywood Theaters under a sale-leaseback agreement and contains over 42,000 square feet of GLA.

        - Begun the redevelopment of two of the Company's freestanding stores, which were previously anchored by Kmart, into entertainment facilities which are scheduled to be completed in 1998. These facilities contain, in the aggregate, over 117,000 square feet of GLA.

        - Begun the redevelopment and expansion of an existing shopping center anchored by Kmart in Lawrence, Kansas. The expansion will add a Kohl's Department Store as an anchor tenant as well as other national and regional retailers. The renovated shopping center will contain over 255,000 square feet of GLA.

        - Diversified the tenant base and reduced the percentage of annualized base rent received from Kmart to 35.7% as of December 31, 1997 from 59.6% at the IPO.

        - Continued to operate the Properties at occupancy rates in excess of 93.3% with minimal tenant defaults.

     The Company's three senior executives, Anthony S. Gramer -- President and Chief Executive Officer, Michael K. Kaline -- Vice President, and Elliott J. Broderick -- Chief Accounting Officer, have been actively involved in the management, leasing, acquisition, development and redevelopment of shopping centers, freestanding stores and entertainment facilities, including all of the Properties, and collectively have over 50 years of experience in the real estate industry.

     The Company's executive offices are located at 30200 Telegraph Road, Suite 105, Birmingham, MI 48025-4503. The telephone number is (248) 644-7110.

                           OBJECTIVES AND STRATEGIES

OBJECTIVES

     The Company's primary objectives are (i) to realize steady and predictable cash flows through the ownership of high quality properties leased primarily to good credit quality national and regional retailers, (ii) to increase Funds From Operations per share through the development, redevelopment or acquisition of additional properties, (iii) to have leases with national and regional retailers in place prior to development of any property, (iv) to develop vacant parcels adjacent to existing Properties and (v) to structure financing arrangements that are beneficial to the Company's long-term growth objectives. The Company presently intends to achieve these objectives by implementing the growth, operating and financing strategies outlined below.

GROWTH, OPERATING AND FINANCING STRATEGIES

     In seeking to attain these objectives, the Company has applied and intends to continue to apply the same strategies that have been its guiding principles since the Company's inception. These strategies include the following:

          - Developing or acquiring each property with the objective of leasing it to good credit quality national or regional retailers and holding it for long-term investment value.

          - Developing or acquiring properties in what the Company considers to be attractive long-term locations. Such locations typically have (i) convenient access to transportation arteries with a traffic count that is higher than average for the local market, (ii) concentrations of other retail properties and (iii) demographic characteristics which are attractive to the retail tenant which will lease the property upon completion.

          - Purchasing land and beginning development of a property upon the execution of a lease or leases with a national or regional retailer or retailers on terms which provide a return on estimated cost that is attractive relative to the Company's cost of capital.

          - Directing all aspects of development and redevelopment, including design, construction, leasing and management. Property management and leasing activities are handled directly by Company personnel. The Company believes that this approach to development and management enables it to operate efficiently and enhances the ability of the Company to develop and maintain assets of high quality which are designed, leased and maintained to maximize long-term value.

          - Developing vacant parcels that are adjacent to some of the Properties and outlots on existing Properties to enhance the value of the Properties as well as the cash flow of the Company.

          - Locking in the Company's returns on property investments through the use of intermediate to long-term, fixed-rate financing alternatives.

     The Company believes that the relationships established by management with national and regional retailers as well as the financing relationships management has developed with lenders provide it with an advantage in achieving its objectives.

                                 THE PORTFOLIO

     The 66 Properties are located in 10 states and consist of 39 community shopping centers, 24 freestanding stores and 3 entertainment facilities (2 of which are under redevelopment) and contain an aggregate of approximately 6.1 million square feet of GLA. One of the community shopping centers is being redeveloped and expanded. The Company developed 45 of the 66 Properties and all of the Properties are owned in fee or held pursuant to long-term ground leases. At December 31, 1997, Kmart and Wal-Mart represented 35.7% and 6.6%, respectively, of annualized base rent. The Properties are designed to meet the needs of the surrounding local communities and are anchored by national and regional retail tenants who offer a broad range of discount consumer goods. As of December 31, 1997, 93.3% (95.7% excluding the Properties under redevelopment) of the GLA of the Properties was leased.

LOCATIONS OF THE PROPERTIES(1)

                                                             NUMBER          GROSS           PERCENT OF
                                                               OF        LEASABLE AREA    GLA LEASED AS OF
STATE                                                      PROPERTIES      (SQ. FT.)      DECEMBER 31, 1997
-----                                                      ----------    -------------    -----------------
Illinois...............................................        13          1,400,743             88.9%
Kansas.................................................        12            755,360             83.0
Wisconsin..............................................        11          1,431,312             98.2
Indiana................................................         6            809,407             94.6
Missouri...............................................         5            519,277             98.7
Michigan...............................................         3            412,508             97.2
California.............................................         1             94,282            100.0
Maryland...............................................         1             84,180            100.0
Ohio...................................................         1            145,607             97.4
                                                               --          ---------
  Total................................................        53          5,652,676             93.3%
                                                               ==          =========

-------------------------
(1) The Sandor Acquisition and the Westland Acquisition occurred after December 31, 1997; thus, the effect of these acquisitions is not included in the table. See "Recent Developments."

ANNUALIZED BASE RENT OF THE PROPERTIES(1)

     The following is a breakdown of annualized base rent as of December 31, 1997 for the Properties by type of tenant:

                                                             ANNUALIZED              PERCENT OF TOTAL
                                                          BASE RENT AS OF       ANNUALIZED BASE RENT AS OF
TYPE OF TENANT                                          DECEMBER 31, 1997(2)        DECEMBER 31, 1997
--------------                                          --------------------    --------------------------
National............................................        $19,964,000                    82.4%
Regional............................................          2,744,000                    11.3
Local...............................................          1,516,000                     6.3
                                                            -----------                   -----
Total...............................................        $24,224,000                   100.0%
                                                            ===========                   =====

-------------------------
(1) The Sandor Acquisition and the Westland Acquisition occurred after December 31, 1997; thus, the effect of these acquisitions is not included in the table. See "Recent Developments."

(2) "Annualized Base Rent" of the Company as of December 31, 1997 is determined by multiplying by 12 the monthly rent as of that date, but excluding from the monthly rent (i) percentage rents, (ii) additional rent payable by tenants such as common area maintenance, real estate taxes and other expense reimbursements and (iii) future contractual rent increases.

MAJOR TENANTS(1)

     The following table sets forth certain information with respect to the Company's major tenants as of December 31, 1997:

                                                                                           PERCENT OF TOTAL
                                            NUMBER         ANNUALIZED BASE RENT          ANNUALIZED BASE RENT
TENANT                                     OF LEASES    AS OF DECEMBER 31, 1997(2)    AS OF DECEMBER 31, 1997(2)
------                                     ---------    --------------------------    --------------------------
Kmart..................................       33               $ 8,640,000                       35.7%
Wal-Mart...............................        5                 1,598,000                        6.6
Toys "R" Us............................        3                   823,000                        3.4
Cineplex-Odeon.........................        1                   617,000                        2.5
Hollywood Theater......................        1                   587,000                        2.4
Best Buy...............................        1                   485,000                        2.0
Levitz.................................        1                   433,000                        1.8
Jay C. Foods...........................        2                   370,000                        1.5
Sports Authority.......................        1                   362,000                        1.5
Sportmart(3)...........................        1                   356,000                        1.5
1/2 Off Card Shop......................        2                   307,000                        1.3
Roundy's...............................        1                   289,000                        1.2
                                              --               -----------                       ----
TOTAL..................................       52               $14,867,000                       61.4%
                                              ==               ===========                       ====

-------------------------
(1) The Sandor Acquisition and the Westland Acquisition occurred after December 31, 1997; thus, the effect of these acquisitions is not included in the table. See "Recent Developments."

(2) "Annualized Base Rent" of the Company as of December 31, 1997 is determined by multiplying by 12 the monthly rent as of that date, but excluding from the monthly rent (i) percentage rents, (ii) additional rent payable by tenants such as common area maintenance, real estate taxes and other expense reimbursements and (iii) future contractual rent increases.

(3) Subsidiary of Dick's Sporting Goods.

                                   TAX STATUS

     The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code") and the applicable Treasury Regulations (the "REIT Requirements"). The Company believes that it is organized and operates in such a manner as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner; however, no assurance can be given that it has operated in such a manner or that it will continue to operate in a manner so as to qualify or remain qualified as a REIT. See "Risk Factors -- Failure to Qualify as a REIT." As a REIT, the Company generally is not subject to Federal corporate income taxes on that portion of its ordinary income or capital gain that is currently distributed to shareholders. Even if the Company qualifies as a REIT, it will, however, still be subject to certain Federal, state and local taxes. See "Federal Income Tax Considerations."

                                  THE OFFERING


COMMON STOCK OFFERED........................    1,300,000 shares (1)


COMMON STOCK OUTSTANDING AFTER THE
OFFERING....................................              shares (1)

USE OF PROCEEDS.............................    The proceeds from the sale of
                                                the Shares will be used to
                                                reduce existing indebtedness and
                                                to redevelop certain Properties.
                                                The balance will be available
                                                for general corporate purposes,
                                                including the acquisition of
                                                additional properties. See "Use
                                                of Proceeds."

DISTRIBUTION POLICY.........................    The Company has paid regular
                                                quarterly distributions to its
                                                shareholders of $.425 per share
                                                ($1.70 per share on an
                                                annualized basis) on the Common
                                                Stock since the completion of
                                                the IPO. Future distributions
                                                will depend on the Company's
                                                actual results of operations,
                                                cash flows from operations,
                                                economic conditions and other
                                                factors, such as working capital
                                                requirements, cash requirements
                                                to fund investing and financing
                                                activities, debt service
                                                requirements, including the
                                                repayment or refinancing of
                                                indebtedness, capital
                                                expenditure requirements,
                                                including improvements to and
                                                expansions of existing
                                                Properties and the development
                                                of additional properties. For
                                                Federal income tax purposes,
                                                100%, 79.4%, and 27.3% of the
                                                distributions of $1.70 per share
                                                paid in 1997, 1996 and 1995,
                                                respectively, represented a
                                                return of capital.

RESTRICTIONS ON OWNERSHIP...................    Ownership by a single holder of
                                                more than 9.9% of the Common
                                                Stock of the Company is
                                                restricted in order, among other
                                                things, to ensure that the
                                                Company remains qualified as a
                                                REIT for Federal income tax
                                                purposes. See "Restrictions on
                                                Transfer."

NYSE SYMBOL.................................    The Common Stock is listed on
                                                the NYSE under the symbol MAL.
-------------------------

(1) Does not include 195,000 shares that may be issued upon the exercise of the Underwriters' over-allotment option. See "Underwriting".

                        SUMMARY SELECTED FINANCIAL DATA

    The following table sets forth certain selected financial data for the Company and its predecessor, Malan (Predecessor), as defined herein, on a historical basis and selected financial data for the Company on a pro forma basis. Malan (Predecessor) is not a legal entity but, rather, a combination of the principal real estate properties of a partnership, Bricktown Square Associates ("BTS"), and the real estate management operations of an affiliated S-Corporation, Malan Construction Company ("MCC"), which managed the operations of BTS. On June 24, 1994, MCC completed its IPO and began operating as a REIT under the name Malan Realty Investors, Inc.

    The unaudited pro forma operating data is presented as if the Midwest Acquisition, the Westland Acquisition and the Offering and related transactions had occurred on January 1, 1997. The pro forma balance sheet data is presented as if the Midwest Acquisition and the Offering and related transactions had occurred on March 31, 1998. The pro forma financial information is not necessarily indicative of what the actual financial position and results of operations of the Company would have been as of and for the periods indicated, nor does it purport to represent the financial position and results of operations for future periods. See "Recent Developments" and the pro forma financial statements of the Company.

    The selected financial data of Malan Realty Investors, Inc. for the year ended December 31, 1994, consists of the operations of Malan (Predecessor) for the period beginning January 1 through June 23, 1994, combined with the operations of Malan Realty Investors, Inc. from June 24 through December 31, 1994. The selected financial data of Malan Realty Investors, Inc. includes the effects of the IPO and related offerings and the Company's subsequent acquisitions. The selected financial data presented as of and for the period ended December 31, 1993 is derived from the combined financial statements of Malan (Predecessor). The following data should be read in conjunction with the financial statements and notes thereto included elsewhere in this Prospectus.

                                                                                         YEAR ENDED DECEMBER 31,
                                         THREE MONTHS ENDED MARCH 31,     -----------------------------------------------------
                                        -------------------------------                        THE COMPANY
                                        PRO FORMA       HISTORICAL        -----------------------------------------------------
                                        ---------   -------------------   PRO FORMA
                                          1998        1998       1997       1997        1997       1996       1995       1994
                                          ----        ----       ----     ---------     ----       ----       ----       ----
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA
Total revenues........................   $10,160    $  9,054   $  8,887   $ 39,687    $ 34,983   $ 34,963   $ 32,247   $ 17,377
Operating expenses
 Property operating and maintenance...       791         736      1,065      3,200       2,867      2,769      1,961        823
 Other operating expenses.............       347         347        329      1,493       1,493      1,481      1,216        841
 Real estate taxes....................     2,042       1,957      1,919      8,281       7,891      7,715      7,511      4,251
 General and administrative...........       389         389        394      1,545       1,545      1,664      1,463      1,488
 Depreciation and amortization........     1,525       1,310      1,265      5,975       5,068      4,920      4,597      2,125
                                         -------    --------   --------   --------    --------   --------   --------   --------
Total operating expenses..............     5,094       4,739      4,972     20,494      18,864     18,549     16,748      9,528
                                         -------    --------   --------   --------    --------   --------   --------   --------
Operating income......................     5,066       4,315      3,915     19,193      16,119     16,414     15,499      7,849
Interest expense......................     4,265       4,016      3,922     17,338      15,576     15,815     13,749      6,477
                                         -------    --------   --------   --------    --------   --------   --------   --------
Income (loss) before minority interest
 in partnership.......................       801         299         (7)     1,855         543        599      1,750      1,372
Minority interest in partnership......                                                                                      151
                                         -------    --------   --------   --------    --------   --------   --------   --------
Net income (loss).....................   $   801    $    299   $     (7)  $  1,855    $    543   $    599   $  1,750   $  1,523
                                         =======    ========   ========   ========    ========   ========   ========   ========
OTHER DATA
Funds From Operations(1)..............   $ 2,773    $  2,056   $  1,641   $  9,450    $  7,231   $  7,100   $  7,171   $  3,757
                                         =======    ========   ========   ========    ========   ========   ========   ========
Basic earnings per share(2)...........   $  0.16    $   0.08   $   0.00   $   0.38    $   0.15   $   0.17   $   0.49   $   0.72
                                         =======    ========   ========   ========    ========   ========   ========   ========
Weighted average basic shares.........     5,084       3,784      3,464      4,846       3,546      3,464      3,547      2,114
                                         =======    ========   ========   ========    ========   ========   ========   ========
Diluted earnings per share(2).........   $  0.16    $   0.08   $   0.00   $   0.38    $   0.15   $   0.17   $   0.49   $   0.72
                                         =======    ========   ========   ========    ========   ========   ========   ========
Weighted average diluted shares.......     5,128       3,828      3,464      4,891       3,591      3,475      3,547      2,114
                                         =======    ========   ========   ========    ========   ========   ========   ========
Cash distributions declared per basic
 common share.........................              $  0.425   $  0.425               $   1.70   $   1.70   $   1.70   $   0.85
                                                    ========   ========               ========   ========   ========   ========
Gross leasable area at period
 end(3)...............................     6,066       5,738      5,713      6,066       5,653      5,707      5,695      5,407
                                         =======    ========   ========   ========    ========   ========   ========   ========
                                                      PRO
                                                     FORMA                               THE COMPANY
                                                    --------   ----------------------------------------------------------------
                                                               MARCH 31,                            DECEMBER 31,
                                                    -------------------------------   -----------------------------------------
                                                      1998       1998       1997        1997       1996       1995       1994
                                                    --------   --------   ---------   --------   --------   --------   --------
BALANCE SHEET DATA
Real estate, before accumulated depreciation.....   $240,325   $223,710   $207,590    $215,785   $207,590   $206,085   $174,173
Total assets.....................................    263,212    224,605    212,987     216,138    217,852    223,360    192,184
Mortgage indebtedness............................    112,389     98,739     82,331      88,585     83,643     83,734     43,123
Convertible debentures...........................     55,484     55,484     61,285      56,680     61,285     61,285     63,795
Convertible notes................................     27,000     27,000     27,000      27,000     27,000     27,000     27,000
Minority interest in partnership.................
Shareholder's equity (deficit)...................     55,664     33,821     33,528      33,942     34,993     41,243     48,091

                                        YEAR ENDED DECEMBER 31,
                                        -------------
                                            MALAN
                                        (PREDECESSOR)
                                        -------------
                                            1993
                                            ----

OPERATING DATA
Total revenues........................     $ 6,778
Operating expenses
 Property operating and maintenance...         285
 Other operating expenses.............         778
 Real estate taxes....................       1,447
 General and administrative...........         818
 Depreciation and amortization........         682
                                           -------
Total operating expenses..............       4,010
                                           -------
Operating income......................       2,768
Interest expense......................       3,130
                                           -------
Income (loss) before minority interest
 in partnership.......................        (362)
Minority interest in partnership......         274
                                           -------
Net income (loss).....................     $   (88)
                                           =======
OTHER DATA
Funds From Operations(1)..............     $   390
                                           =======
Basic earnings per share(2)...........
Weighted average basic shares.........
Diluted earnings per share(2).........
Weighted average diluted shares.......
Cash distributions declared per basic
 common share.........................
Gross leasable area at period
 end(3)...............................         294
                                           =======
                                            MALAN
                                        (PREDECESSOR)
                                        DECEMBER 31,
                                        -------------
                                            1993
                                        -------------
BALANCE SHEET DATA
Real estate, before accumulated deprec     $30,617
Total assets..........................      31,960
Mortgage indebtedness.................      35,843
Convertible debentures................
Convertible notes.....................
Minority interest in partnership......      (3,261)
Shareholder's equity (deficit)........      (5,162)


                                                                      (footnotes
on next page)

(footnotes for previous page)
-------------------------
(1) Management considers Funds From Operations to be an appropriate measure of performance of an equity real estate investment trust. The Company calculates Funds From Operations as net income or (loss) excluding gains and losses from sales of property, further adjusted for certain non-cash items including depreciation and amortization of deferred financing costs included in interest expense. It is the opinion of management that reduction for or inclusion of these items is not meaningful in evaluating income-producing real estate which, in general, has historically not depreciated. Funds From Operations does not represent cash generated from operating activities in accordance with generally accepted accounting principals and is not necessarily indicative of cash available to fund cash needs, including distributions. Funds From Operations should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity or the ability to pay distributions but rather as a supplemental tool to be used in conjunction with these factors in analyzing the Company's overall performance. The Company is aware that there are variations between companies in the REIT industry as to how Funds From Operations is calculated. See "Funds From Operations" in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) The Company adopted Statement of Financial Accounting Standards ("SFAS"), No. 128, "Earnings per Share", for the year ended December 31, 1997; accordingly, all prior-period data has been restated. In accordance with SFAS No. 128, the effect of conversion of all of the debt securities would be antidilutive and as such is not included in the weighted average diluted shares reported above.

(3) Malan (Predecessor) GLA includes only Bricktown Square.

                                  RISK FACTORS

     An investment in the Shares involves various risks. Prospective investors should carefully consider, among other factors, the matters described below.

RELIANCE UPON MAJOR TENANTS

     As of December 31, 1997, 54.0% and 7.1% of the GLA at the Properties was leased to Kmart and Wal-Mart, respectively, and annualized base rents from Kmart and Wal-Mart represented 35.7% and 6.6%, respectively, of the annualized base rents from the Properties. The Company, and some tenants in the community shopping centers anchored by Kmart or Wal-Mart stores, could be adversely affected in the event of Kmart's or Wal-Mart's bankruptcy or insolvency, a change in the business strategy of either retailer, a downturn in Kmart's or Wal-Mart's business due to economic conditions or competition from other national and local retailers and discount stores, or in the event that either Kmart or Wal-Mart closes any of their stores prior to the expiration of their respective leases and continues to pay the rent for the remainder of the lease term or does not renew their leases as they expire. If Kmart or Wal-Mart decides to vacate an anchor store in a community shopping center and is not replaced by a new anchor tenant, the customer volume at the community shopping center may be affected, thereby reducing the revenue of other tenants at the community shopping center and potentially decreasing the percentage rents the Company collects. Furthermore, certain tenants may have termination or abatement rights should Kmart or Wal-Mart withdraw from a community shopping center.

ACQUISITION, DEVELOPMENT AND REDEVELOPMENT RISKS

     The Company intends to continue to evaluate and pursue acquisition opportunities for community shopping centers, freestanding stores and other retail and entertainment properties. Any acquisition, including the Sandor Acquisition, the Westland Acquisition and the acquisition of the entertainment facility located in Lawrence, Kansas, entails risks that investments will fail to perform in accordance with expectations and that judgments with respect to the costs of improvements to bring an acquired property up to standards established by the Company for the market position intended for that property will prove inaccurate. In addition, any real estate investment involves a degree of general investment risk.

     While the Company's policies with respect to development and redevelopment activities are intended to limit some of the risks otherwise associated with development, the Company will nevertheless incur certain risks, including the expenditure of funds on, and devotion of management's time to, projects which may not come to fruition; the risk that construction costs with respect to a project may exceed original estimates, possibly making the project uneconomic; and the risk that occupancy rates and rents at a completed project will not be sufficient to make the project profitable.

     Furthermore, there are numerous developers and real estate companies, some of whom have greater financial and other resources than the Company, that compete with the Company in seeking properties for acquisition and tenants who will lease space in these properties. There can be no assurance that the Company will be able to continue to successfully compete with such entities in its development, acquisition and leasing activities.

RISKS OF HIGH DISTRIBUTION PAYOUT PERCENTAGE

     Since the IPO, the annual distribution rate of $1.70 per share has resulted in a payout ratio ranging from 82.9% to 85.4% of Funds From Operations. This payout level could have a negative impact on the operations of the Company since the Company's remaining cash from operations for acquisitions, development and other activities could be limited. No assurances can be given that the Company will be able to maintain this distribution rate.

REAL ESTATE INVESTMENT CONSIDERATIONS

     Economic Performance and Value of Shopping Centers Dependent on Many
Factors.

     Shopping center economic performance and values could be adversely affected by a number of factors, including changes in the national, regional, and local economic climate, the quality of tenant management, local conditions (such as the supply and demand for retail space), the attractiveness of the Properties to tenants and their customers, the ability and willingness of the Company to provide adequate maintenance and insurance, operating costs and the public perception of the safety of customers at the Properties. In addition to the factors affecting economic performance of shopping centers, shopping center values could be adversely affected by such factors as government regulations and changes in real estate zoning and tax laws, interest rate levels, the availability of financing and potential liability under environmental and other laws. Adverse changes in one or more of these factors could adversely affect the Company's income and funds available for distribution, as well as the value of the Properties.

     Dependence on Rental Income from Real Property.

     Substantially all of the Company's income is derived from rental income from real property. If sales at the tenants' stores operating in the Properties decline sufficiently, tenants might be unable to pay their existing minimum rents or expense recovery charges, since such rents and charges would represent a higher percentage of their sales. In addition, if there were such declines in sales, new tenants would be less likely to be willing to pay minimum rents as high as they would otherwise pay. In a recessionary environment, such risks are increased.

     If tenants were unable to meet their lease obligations or if the Company was unable to lease space or collect rental payments, the Company's income and cash flow would be adversely affected. In the event of a default by a tenant, the Company may experience delays in enforcing its rights as lessor and may incur substantial costs in protecting its investment.

     The Company will be subject to the risks that upon expiration, leases may not be renewed, the space may not be relet or the terms of renewal or reletting (including the cost of required renovations) may be less favorable than the expired lease terms.

     Inability to Compete.

     The tenants at the Properties compete with other retailers in attracting customers. Community shopping centers face increasing competition from discount stores, outlet malls, discount shopping clubs, direct mail and telemarketing. There are numerous community shopping centers that compete with the Properties in seeking tenants to lease space and numerous companies that compete with the Company in seeking properties for acquisition or development. No assurance can be given that the Properties will be able to compete successfully in the future. The inability of one or more of the Properties to compete successfully would adversely affect the Company's revenues and, consequently, funds available to pay distributions.

     Bankruptcy or Insolvency of Tenants.

     From time to time, tenants at the Properties have defaulted on their leases or sought the protection of the bankruptcy laws. Such events could result in the termination of a tenant's lease and cause a reduction in the Company's Funds From Operations.

     In the event of bankruptcy or insolvency of a lessee, the Company may experience delays in enforcing its rights as lessor and may incur substantial costs in protecting its investment. No assurance can be given that tenants will not become subject to a bankruptcy proceeding in the future or, if any tenants become subject to such a proceeding, that they will affirm their leases and continue to make rental payments in a timely manner. In addition, a tenant from time to time may experience a downturn in its business which may weaken its financial condition and result in the failure to make rental payments when due. If tenant leases are not affirmed following bankruptcy or a tenant's financial condition weakens, the Company's income may be adversely affected.

     Illiquidity of Real Estate Investments.

     Equity investments in real estate are relatively illiquid and such illiquidity limits the ability of the Company to promptly change its portfolio in response to changes in economic or other conditions.

     Uninsured Loss.

     The Company carries comprehensive liability, fire, flood, earthquake, tornado, extended coverage and rental loss insurance on the Properties, with those policy specifications and insured limits customarily carried for similar properties. There are, however, certain types of losses (generally of a catastrophic nature, such as from wars, riots or civil disturbances) which may be either uninsurable or for which the cost of insuring is not economically justifiable. Should an uninsured loss occur, the Company could lose both its invested capital in and anticipated profits from the Property which would nevertheless continue to be subject to the obligation of any mortgage indebtedness. Any such loss could adversely affect the profitability and cash flow of the Company. See "Objectives and Strategies -- Insurance."

ADVERSE EFFECT OF INCREASE IN MARKET INTEREST RATES ON COMMON STOCK PRICE AND FINANCIAL POSITION


     Two of the factors that will influence the price of the Common Stock will be the yield and annual distribution rate on the Common Stock. An increase in market interest rates may lead Common Stock purchasers to demand a higher yield and higher annual distribution rate on the Common Stock. If the annual distribution rate is not increased, the market price of the Common Stock could be adversely affected as investors transfer their investments to higher yielding securities, potentially resulting in a lower Common Stock price. In addition, an increase in interest rates will increase interest expense under the Company's variable rate indebtedness. The Company has entered into a $25 million revolving loan agreement (the "Greenwich Capital Line") with Greenwich Capital Markets, Inc., a division of National Westminster Bank Plc ("Greenwich"). Amounts outstanding under the Greenwich Capital Line bear interest at LIBOR plus 150 basis points (7.14% on June 22, 1998). The Greenwich Capital Line may be increased to $50 million with the pledge of additional collateral. The Company also has a secured $4.5 million line of credit with First Chicago NBD. Amounts outstanding under this line of credit bear interest at LIBOR plus 200 basis points or in certain instances, the bank's prime rate (8.5% on June 22, 1998). As of June 22, 1998, the Company had $20.1 million outstanding under these loans. The Company is therefore subject to the risk of interest rate fluctuations on this variable rate indebtedness. See "Mortgage Indebtedness."


INABILITY TO COMPLY WITH REIT DISTRIBUTION REQUIREMENTS

     REIT Requirements.

     To obtain the favorable tax treatment for REITs qualifying under the Code, the Company generally is required each year to distribute to its shareholders at least 95% of its otherwise taxable income (after certain adjustments). In addition, the Company will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of (i) 85% of its ordinary income for the calendar year; (ii) 95% of its capital gains net income for the calendar year; and (iii) any undistributed taxable income from prior periods. Failure to comply with the 95% distribution requirement would result in the Company failing to qualify as a REIT and the Company's income being subject to tax at regular corporate rates.

     Inability of the Company to Maintain Distributions.

     Distributions by the Company are dependent on a number of factors, including the Company's rental income and financial condition, any decision to reinvest funds rather than to distribute such funds, capital expenditures, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Company deems relevant. In the event of a default or a lease termination by a lessee, there could be a decrease or cessation of rental payments. In addition, the amount available to make distributions may decrease if properties acquired in the future yield lower than expected operating cash flow. If the Company incurs additional indebtedness in the future, it will require additional funds to service such indebtedness and, as a result, amounts available to make distributions may decrease.

     The Company intends to make distributions to its shareholders to comply with the 95% distribution provisions of the Code and to avoid the nondeductible excise tax discussed above. The Company anticipates that the cash flow from operations will be sufficient to enable it to pay its operating expenses and meet the distribution requirements discussed above, but no assurances can be given in this regard.

     In addition, differences in timing between the receipt of income and the payment of expenses in arriving at taxable income of the Company could require the Company to borrow funds to meet the 95% distribution requirement.

DEPENDENCE ON KEY PERSONNEL

     The Company is dependent on the efforts of its executive officers, particularly Messrs. Gramer, Kaline and Broderick, the President, Vice President and Chief Accounting Officer, respectively. While the Company believes that it could find suitable replacements for these key personnel, the loss of their services or the limitation of their availability could have an adverse effect on the Company's financial condition and results of operations. Mr. Gramer has entered into an employment agreement with the Company that is effective from June 25 to June 24 of each year and that is automatically renewed each year for an additional one-year period unless the Company or Mr. Gramer notifies the other party prior to March 25 that the employment arrangement will cease. Pursuant to the terms of the employment agreement, Mr. Gramer agrees not to compete with the Company during his employment and for one year thereafter. The Company has key-man life insurance only on Mr. Gramer.

NO LIMITATION ON THE INCURRENCE OF DEBT

     The Company intends to maintain a capital structure with a ratio of long-term debt (excluding the Company's outstanding convertible debentures and convertible notes) to total market capitalization of 50% or less. Fluctuations in the market price of the Company's Common Stock may cause this ratio to vary from time to time. Furthermore, the Company may elect from time to time to operate with debt levels which are in excess of 50% of total market capitalization. The organizational documents of the Company contain no limitation on the amount or percentage of indebtedness which the Company may incur. Therefore, the Board of Directors, without a vote of the shareholders, could alter the general policy on borrowings at any time. If the Company's debt capitalization policy is changed, the Company could become more leveraged, resulting in an increase in debt service that could adversely affect the Company's operating cash flow and its ability to make expected distributions to shareholders and could result in an increased risk of default on its obligations.

     Additionally, the Company may consider factors other than total market capitalization in making decisions regarding the incurrence of debt (such as the relative costs of debt and equity capital, the market value of the Properties, growth and acquisition opportunities and the ability of particular Properties and the Company, as a whole, to generate cash flow to cover expected debt service). See "Policies with Respect to Certain Activities -- Financing Policies."

RISKS ASSOCIATED WITH BORROWING, INCLUDING FORECLOSURE

     In the event that rental income from the Properties and any properties that may be acquired or developed by the Company in the future is insufficient to pay, or the Company is otherwise unable to pay, any principal or interest due under its secured indebtedness (see "Capitalization" and "Financial Statements") or the Company otherwise fails to meet its other obligations under its secured indebtedness, the Properties securing such indebtedness may be foreclosed. Furthermore, much of the Company's secured indebtedness is cross-collateralized such that default with respect to a single property could result in foreclosure actions against many Properties.

     The borrowings of the Company are not expected to amortize over the life of such loans and will therefore require balloon payments. The ability to repay indebtedness at maturity or otherwise will depend on the ability of the Company either to refinance such indebtedness, to raise additional equity or to sell Properties. A sale of the Properties could result in a "prohibited transaction", thereby subjecting the Company to a 100% tax on the gain from such a sale. See "Federal Income Tax Considerations -- Requirements for Qualification." The Company has obtained no commitments with respect to refinancing any indebtedness. There can be no assurance that such refinancing will be available on reasonable terms and conditions, or that the amounts that may be received from such refinancing will be sufficient to make the required balloon payments. If the Company is otherwise unable to repay any of its borrowings on or before their respective maturity dates, the Company may have to sell or borrow against any Properties that are not encumbered by such borrowings to meet such repayments or limit or eliminate distributions that it otherwise intended to make to its shareholders. Any resulting limitation or elimination of distributions could have an adverse impact upon the Company's status as a REIT. See "Inability to Comply with REIT Distribution Requirements -- Inability of the Company to Maintain Distributions."

     The Company may, without shareholder vote, use leverage through borrowing on any unencumbered Properties to increase the Company's rate of return on its investments and allow the Company to increase the number and size of its investments. Such use of leverage increases the risk that the cash generated by operations may be insufficient to meet debt payment obligations or to make expected distributions and/or distributions required by the REIT provisions of the Code.

ABILITY TO CHANGE INVESTMENT AND FINANCING POLICIES WITHOUT SHAREHOLDER APPROVAL

     The investment and financing policies of the Company and its policies with respect to certain other activities, including its growth, capitalization, distributions, and investment and operating policies, are determined by the Board of Directors. These policies may be changed from time to time at the discretion of the Board of Directors without a vote of the shareholders of the Company. See "Policies with Respect to Certain Activities."

FAILURE TO QUALIFY AS A REIT

     Although the Company believes that it is organized and operates in such a manner so as to qualify as a REIT under the Code, no assurance can be given that the Company will remain so qualified. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations. The determination of various factual matters and circumstances not entirely within the Company's control may affect its ability to qualify as a REIT. In addition, no assurance can be given that legislation, new regulations, administrative interpretations, or court decisions will not significantly change the tax laws with respect to the qualification as a REIT or the Federal income tax consequences of such qualification.

     If in any taxable year the Company fails to qualify as a REIT, the Company would not be allowed a deduction for distributions to shareholders in computing its taxable income and would be subject to Federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. As a result, the amount available for distribution to the Company's shareholders would be reduced for the year or years involved. In addition, unless entitled to relief under certain statutory provisions, the Company would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost.

     Notwithstanding that the Company currently operates in a manner designed to qualify as a REIT, future economic, market, legal, tax, or other considerations may cause the Company to determine that it is in the best interest of the Company and its shareholders to revoke the REIT election. The Company would be disqualified to elect treatment as a REIT for the four taxable years following the year of such revocation. See "Federal Income Tax Considerations."

ENVIRONMENTAL MATTERS

     Under various Federal, state and local laws, ordinances and regulations, an owner or an operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The cost of any required remediation and the owner's or operator's liability therefor as to any property is generally not limited under such laws and could exceed the value of the property and/or the aggregate assets of the owner. In addition, the presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to borrow using such property as collateral.

     Each of the Properties has been the subject of a Phase I environmental assessment (which generally involved inspection without soil sampling or ground water analysis) by an independent environmental consultant. The Company has pursued or is pursuing investigation or corrective action whenever the reports from the Phase I environmental assessments recommend further investigation or corrective action. Reports from the Phase I environmental assessments have not revealed, nor is the Company aware of, any environmental liability (including asbestos-related liability) that the Company's management believes would have a material adverse effect on the Company's business, assets or results of operations. No assurance, however, can be given as to the reliability of these reports or that these reports reveal all environmental liabilities or that no prior owner or prior or current tenant created any material adverse environmental condition not known to the Company. In addition to the Properties, the Company manages certain third-party retail properties and may thus be considered an "operator" of such properties under the environmental laws and, under certain circumstances, may have liability under the environmental laws for environmental liabilities related to such third-party properties.

     The Company believes that it is in compliance in all material respects with all Federal, state and local ordinances and regulations regarding hazardous or toxic substances. The Company has not been notified by any governmental authority of any material non-compliance, liability or other claim in connection with any of the Properties.

LIMITATIONS ON OWNERSHIP AND CHANGE IN CONTROL

     Ownership Limit.

     In order to maintain its qualification as a REIT, not more than 50% in value of the outstanding stock of the Company may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code, to include certain entities). The Company's Articles prohibit the direct or constructive ownership of more than 9.9% (the "Ownership Limit") of the Common Stock by any single shareholder, with certain exceptions. The constructive ownership rules are complex and may cause Common Stock owned, directly or constructively, by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity.

     The Ownership Limit may have the effect of precluding or deterring acquisition of control of the Company by a third party even where a change in control may be in the best interest of the shareholders. See "Restrictions on Transfer."

     Preferred Stock.

     The Articles authorize the Board of Directors to approve the issuance of shares of preferred stock and to establish the preferences and rights (including the right to vote and the right to convert into shares of Common Stock) of any such shares issued. See "Certain Provisions of the Articles of Incorporation and By-Laws -- Preferred Stock." The issuance of preferred stock could have the effect of delaying or preventing a change in control of the Company even where a change in control is in the shareholders' interest.

     Control Shares.

     The Michigan Business Corporation Act (the "MBCA") provides certain restrictions upon the voting rights of "control shares" in a Michigan corporation, which may have an antitakeover effect. "Control shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the holder thereof, would entitle the acquiror to exercise a certain degree of voting power, as described in the MBCA, in electing the directors. The MBCA provides that "control shares" have no voting rights except to the extent approved by an affirmative vote of a majority of the outstanding shares entitled to vote on the matter, excluding shares held by the acquiror and the officers and any directors who are also employees of the Company.

FUTURE DILUTION FROM CONVERTIBLE SECURITIES, OPTIONS, WARRANTS AND FUTURE SHARE OFFERINGS

     The Company has outstanding convertible notes and debentures maturing July 2003 and 2004, respectively, which upon conversion, could result in the issuance of 1,588,235 and 3,235,529, respectively, additional freely tradeable shares of Common Stock. The conversion price for the notes and debentures is $17.00 per share. In addition, the Company reserved 400,000 shares of Common Stock for issuance pursuant to options under an employee stock option plan. Options covering 250,000 shares were granted in connection with the IPO and options covering 53,366 shares (net of options previously exercised) have since been granted under the employee stock option plan. See "Management -- Stock Option Plan." Furthermore, the Company reserved 80,000 shares of Common Stock, subject to certain adjustments, for issuance pursuant to a non-employee director stock option plan. Options to purchase up to 13,792 shares (net of options previously executed) have been issued in connection with the non-employee director stock option plan. Finally, as part of the IPO, National Westminster Bank Plc, New York Branch, was issued warrants to acquire up to 353,000 shares of Common Stock at $20.40 per share. The warrants expire in June 1999.

     No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock. Sales of substantial amounts of the shares, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock.

     The Company and Messrs. Gramer, Kaline and Broderick have agreed, subject to certain limited exceptions, not to offer, sell, contract to sell or otherwise dispose of any Common Stock for a period of 180 days after the date of the Prospectus without the prior written consent of the Underwriters. See "Underwriting."

FINANCING OF FUTURE DEVELOPMENTS OR ACQUISITIONS

     The Company expects to redevelop existing Properties and develop and acquire additional properties. Since the Company must distribute 95% of its REIT taxable income to qualify as a REIT, there may not be sufficient available cash in excess of distributions to fund such future developments or acquisitions. Thus, the necessary funds for future developments, redevelopments, acquisitions or required tenant improvements will be obtained, to the extent available, primarily from cash flow in excess of that required to be distributed, net proceeds from the issuance of equity securities, and, within certain debt limitations, bank borrowings and the issuance of debt securities. There can be no assurance that financing for future projects will be available to the Company on satisfactory terms at the times required. See "Adverse Effect of Increase in Market Interest Rates on Common Stock Price and Financial Position" and "Use of Proceeds".

RISK OF REDUCED FUNDS AVAILABLE FOR DISTRIBUTION UPON THE EXERCISE OF CERTAIN PURCHASE OPTIONS

     Several of the Properties are subject to purchase options granted to certain tenants. In the event that the purchase options are exercised, the Company may be unable to reinvest the proceeds resulting from the exercise of such purchase options, which may have the effect of reducing funds available to pay distributions. See "Business and Properties -- Options to Purchase Granted to Certain Tenants."

TREATMENT OF ASSETS OF THE COMPANY AS PLAN ASSETS UNDER ERISA

     The Company believes that the Shares offered hereby will be "publicly-offered securities" for purposes of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and that, consequently, the assets of the Company are not, and will not be, "plan assets" of an ERISA plan, individual retirement account, or other non-ERISA plan that invests in the Shares. If the Company's assets are deemed to be plan assets of any such plan, then the Company's ability to engage in business transactions would be hampered because:
(i) certain persons exercising discretion as to the Company's assets might be considered to be fiduciaries under ERISA; (ii) transactions involving the Company undertaken at their direction or pursuant to their advice might violate ERISA; and (iii) certain transactions that the Company might enter into in the ordinary course of its business might constitute "prohibited transactions" under ERISA and the Code. See "ERISA Considerations."

RISKS INVOLVED IN DEVELOPMENT ACTIVITIES THROUGH PARTNERSHIPS AND JOINT VENTURES

     Instead of developing properties directly, the Company may develop them as a partner or co-venturer, although the Company has not done so to date. Partnership or joint venture developments may, under certain circumstances, involve risks not otherwise present, including the possibility that the Company's partner or co-venturer might become bankrupt, or that such partner or co-venturer might at any time have economic or other business interests or goals which are inconsistent with the business interests or goals of the Company. Such partner or co-venturer may also take action contrary to the instructions or requests of the Company or contrary to the Company's policies or objectives, including the Company's policy with respect to maintaining its qualification as a REIT. Actions by such partner or co-venturer might result in subjecting properties owned by the partnership or joint venture to additional risk. Such investments also have the potential risk of impasse on decisions because neither the partner nor the co-venturer would have full control over the partnership or joint venture. There is no limitation as to the amount of available funds that may be invested by the Company in partnerships or joint ventures.

                                USE OF PROCEEDS


     The net proceeds to the Company from the Offering are estimated to total $21,843,000 ($25,120,000 if the Underwriters' over-allotment is exercised in full) based on an assumed offering price of $17.88 per share, the last reported sale price of the Common Stock on the NYSE on June 22, 1998. The Company intends to use a portion of the net proceeds of the Offering to pay off (i) the Greenwich Capital Line, which had an outstanding balance of $19.1 million on June 22, 1998, an interest rate of 7.14% and a maturity date of November 1999 and (ii) the line of credit with First Chicago NBD which had an outstanding balance of $1.0 million on June 22, 1998, an interest rate of 8.5% and a maturity date of March 1999. Net borrowings under the Greenwich Capital Line have been used to (i) fund a portion of the Sandor Acquisition, (ii) acquire the entertainment facility located in Lawrence, Kansas, (iii) fund the Westland Acquisition and (iv) pay costs associated with the redevelopment and expansion of the community shopping center in Lawrence, Kansas. Net borrowings under the First Chicago NBD line of credit have been used to fund a portion of the Sandor Acquisition. The Company intends to use the balance of the net proceeds for general corporate purposes, which may include the redevelopment of certain Properties and the acquisition of additional properties. Proceeds not immediately required for the purposes described above may be invested in short-term, interest bearing accounts and securities, which are consistent with the Company's qualifications as a REIT.


              PRICE RANGE OF COMMON STOCK AND DISTRIBUTION HISTORY

     The Common Stock is listed on the NYSE under the symbol "MAL." The following table sets forth the reported high and low sale prices of the Common Stock for the periods indicated and the distributions per share paid in such periods.

                            CLOSING PRICE PER SHARE


                                                                                    DISTRIBUTIONS
                                                                 HIGH      LOW      PER SHARE(1)
                                                                 ----      ---      -------------
YEAR ENDED DECEMBER 31, 1996:
  1st Quarter...............................................    $14.50    $11.38        $.425
  2nd Quarter...............................................     15.50     13.63         .425
  3rd Quarter...............................................     14.88     13.88         .425
  4th Quarter...............................................     16.38     13.88         .425
YEAR ENDED DECEMBER 31, 1997:
  1st Quarter...............................................     17.13     15.88         .425
  2nd Quarter...............................................     18.38     16.38         .425
  3rd Quarter...............................................     18.00     16.88         .425
  4th Quarter...............................................     19.56     17.19         .425
YEAR ENDED DECEMBER 31, 1998:
  1st Quarter...............................................     18.31     17.31         .425
  2nd Quarter (through June 22, 1998).......................     18.13     17.13         .425


-------------------------
(1) Distributions are shown for the periods during which they were declared. These distributions were or will be paid in the immediate subsequent period.


     On June 22, 1998, the closing sale price of the Common Stock as reported on the NYSE was $17.88 per share. As of June 22, 1998, there were 3,840,375 shares of Common Stock outstanding which were held by approximately 165 record holders. The record holders do not reflect the persons or entities who held their shares in nominee or "street" name.


     The Company has paid regular quarterly distributions to its shareholders of $.425 per share ($1.70 per share on an annualized basis) on the Common Stock since the completion of the IPO. The Company intends to continue to declare quarterly distributions to its shareholders. However, distributions by the Company are determined by the Board of Directors and will depend on the Company's actual results of operations, cash flows from operations, economic conditions and other factors, such as debt service requirements, cash requirements, including the repayment or refinancing of indebtedness, capital expenditure requirements, including improvements to and expansions of existing Properties, the development of additional properties, and such other factors as the Board of Directors deems relevant.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company at March 31, 1998, the pro forma capitalization of the Company to give effect to the Sandor Acquisition as though it had occurred on March 31, 1998, and as adjusted to give effect to the sale of the Shares offered hereby at an assumed public offering price of $17.88 per share and the application of the estimated net proceeds therefrom as described under the caption "Use of Proceeds." The information set forth in the table should be read in conjunction with the historical and pro forma Financial Statements of the Company and the Notes thereto.



                                                                      MARCH 31, 1998
                                                        -------------------------------------------
                                                         ACTUAL    PRO FORMA(1)   AS ADJUSTED(1)(2)
                                                         ------    ------------   -----------------
                                                                      (IN THOUSANDS)
DEBT:
  Mortgages...........................................  $ 98,739     $126,739         $106,689
  Convertible debentures..............................    55,484       55,484           55,484
  Convertible notes...................................    27,000       27,000           27,000
                                                        --------     --------         --------
     Total Debt.......................................  $181,223     $209,223         $189,173
                                                        ========     ========         ========
SHAREHOLDERS' EQUITY (DEFICIT):
  Preferred stock, $.01 par value 5 million shares
     authorized, none issued and outstanding..........        --           --               --
  Common stock, $.01 par value 30 million shares
     authorized; 3,811,463 shares issued and
     outstanding on an actual and pro forma basis;
     5,111,463 issued and outstanding on an as
     adjusted basis...................................  $     38     $     38         $     51
  Additional paid in capital..........................    51,684       51,684           73,514
  Accumulated distributions in excess of net income...   (17,901)     (17,901)         (17,901)
                                                        --------     --------         --------
     Total Shareholders' Equity.......................    33,821       33,821           55,664
                                                        --------     --------         --------
     Total Capitalization.............................  $215,044     $243,044         $244,837
                                                        ========     ========         ========


-------------------------
(1) Gives effect to the Sandor Acquisition as if it had occurred on March 31, 1998.


(2) Assumes the Underwriters' over-allotment option to purchase up to 195,000 shares of Common Stock is not exercised. Further assumes that certain options and warrants are not exercised and the debentures and notes are not converted. See "Description of Common Stock -- Additional Equity." In addition, Directors may elect to be compensated in stock (see "Management -- Compensation of Directors").

                            SELECTED FINANCIAL DATA

    The following table sets forth certain selected financial data for the Company and its predecessor, Malan (Predecessor), as defined herein, on a historical basis and selected financial data of the Company on a pro forma basis. Malan (Predecessor) is not a legal entity but, rather, a combination of the principal real estate properties of a partnership, Bricktown Square Associates ("BTS"), and the real estate management operations of an affiliated S-Corporation, Malan Construction Company ("MCC"), which managed the operations of BTS. On June 24, 1994, MCC completed its IPO and began operating as a REIT under the name Malan Realty Investors, Inc.
    The unaudited pro forma operating data is presented as if the Midwest Acquisition, the Westland Acquisition and the Offering and related transactions had occurred on January 1, 1997. The pro forma balance sheet data is presented as if the Midwest Acquisition and the Offering and related transactions had occurred on March 31, 1998. The pro forma financial information is not necessarily indicative of what the actual financial position and results of operations of the Company would have been as of and for the periods indicated, nor does it purport to represent the financial position and results of operations for future periods. See "Recent Developments" and the pro forma financial statements of the Company.
    The selected financial data of Malan Realty Investors, Inc. for the year ended December 31, 1994, consists of the operations of Malan (Predecessor) for the period beginning January 1 through June 23, 1994, combined with the operations of Malan Realty Investors, Inc. from June 24 through December 31, 1994. The selected financial data of Malan Realty Investors, Inc. includes the effects of the IPO and related offerings and the Company's subsequent acquisitions. The selected financial data presented as of and for the period ended December 31, 1993 is derived from the combined financial statements of Malan (Predecessor). The following data should be read in conjunction with the financial statements and notes thereto included elsewhere in this Prospectus.

                                                                                         YEAR ENDED DECEMBER 31,
                                         THREE MONTHS ENDED MARCH 31,     -----------------------------------------------------
                                        -------------------------------                        THE COMPANY
                                        PRO FORMA       HISTORICAL        -----------------------------------------------------
                                        ---------   -------------------   PRO FORMA
                                          1998        1998       1997       1997        1997       1996       1995       1994
                                          ----        ----       ----     ---------     ----       ----       ----       ----
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA
Revenues
 Minimum rent.........................   $ 7,234    $  6,283   $  5,983   $ 28,123    $ 24,092   $ 23,836   $ 22,100   $ 11,029
 Percentage and overage rents.........       301         301        304      1,177       1,177      1,164        963        573
 Recoveries from tenants..............     2,547       2,399      2,513      9,906       9,271      9,340      8,662      4,577
                                         -------    --------   --------   --------    --------   --------   --------   --------
 Total rental revenues................    10,082       8,983      8,800     39,206      34,540     34,340     31,725     16,179
 Management and leasing fees..........        12          12         12         47          47         48         50        899
 Interest and other income............        66          59         75        434         396        575        472        299
                                         -------    --------   --------   --------    --------   --------   --------   --------
Total revenues........................    10,160       9,054      8,887     39,687      34,983     34,963     32,247     17,377
Operating expenses
 Property operating and maintenance...       791         736      1,065      3,200       2,867      2,769      1,961        823
 Other operating expenses.............       347         347        329      1,493       1,493      1,481      1,216        841
 Real estate taxes....................     2,042       1,957      1,919      8,281       7,891      7,715      7,511      4,251
 General and administrative...........       389         389        394      1,545       1,545      1,664      1,463      1,488
 Depreciation and amortization........     1,525       1,310      1,265      5,975       5,068      4,920      4,597      2,125
                                         -------    --------   --------   --------    --------   --------   --------   --------
Total operating expenses..............     5,094       4,739      4,972     20,494      18,864     18,549     16,748      9,528
                                         -------    --------   --------   --------    --------   --------   --------   --------
Operating income......................     5,066       4,315      3,915     19,193      16,119     16,414     15,499      7,849
Interest expense......................     4,265       4,016      3,922     17,338      15,576     15,815     13,749      6,477
                                         -------    --------   --------   --------    --------   --------   --------   --------
Income (loss) before minority interest
 in partnership.......................       801         299         (7)     1,855         543        599      1,750      1,372
Minority interest in partnership......                                                                                      151
                                         -------    --------   --------   --------    --------   --------   --------   --------
Net income (loss).....................   $   801    $    299   $     (7)  $  1,855    $    543   $    599   $  1,750   $  1,523
                                         =======    ========   ========   ========    ========   ========   ========   ========
CASH FLOW DATA
Cash flows provided by (used for)
 operating activities.................                  (903)    (1,741)              $  5,149   $  7,117   $  8,541   $  9,369
Cash flows provided by (used for)
 investing activities.................                (1,911)       457                 (8,216)    (2,162)   (33,337)  (144,307)
Cash flows provided (used for)
 financing activities.................                 2,682     (2,781)                (2,182)    (7,084)    22,142    145,589
                                                    --------   --------               --------   --------   --------   --------
Net increase (decrease) in cash and
 cash equivalents.....................                  (132)    (4,065)              $ (5,249)  $ (2,129)  $ (2,654)  $ 10,651
                                                    ========   ========               ========   ========   ========   ========
OTHER DATA
Funds From Operations(1)..............   $ 2,773    $  2,056   $  1,641   $  9,450    $  7,231   $  7,100   $  7,171   $  3,757
                                         =======    ========   ========   ========    ========   ========   ========   ========
Basic earnings per share(2)...........   $  0.16    $   0.08   $   0.00   $   0.38    $   0.15   $   0.17   $   0.49   $   0.72
                                         =======    ========   ========   ========    ========   ========   ========   ========
Weighted average basic shares.........     5,084       3,784      3,464      4,846       3,546      3,464      3,547      2,114
                                         =======    ========   ========   ========    ========   ========   ========   ========
Diluted earnings per share(2).........   $  0.16    $   0.08   $   0.00   $   0.38    $   0.15   $   0.17   $   0.49   $   0.72
                                         =======    ========   ========   ========    ========   ========   ========   ========
Weighted average diluted shares.......     5,128       3,828      3,464      4,891       3,591      3,475      3,547      2,114
                                         =======    ========   ========   ========    ========   ========   ========   ========
Cash distributions declared per basic
 common share.........................              $  0.425   $  0.425               $   1.70   $   1.70   $   1.70   $   0.85
                                                    ========   ========               ========   ========   ========   ========
Gross leasable area at period
 end(3)...............................     6,066       5,738      5,713      6,066       5,653      5,707      5,695      5,407
                                         =======    ========   ========   ========    ========   ========   ========   ========
                                                      PRO
                                                     FORMA                               THE COMPANY
                                                    --------   ----------------------------------------------------------------
                                                               MARCH 31,                            DECEMBER 31,
                                                    -------------------------------   -----------------------------------------
                                                      1998       1998       1997        1997       1996       1995       1994
                                                    --------   --------   ---------   --------   --------   --------   --------
BALANCE SHEET DATA
Real estate, before accumulated depreciation.....   $240,325   $223,710   $207,590    $215,785   $207,590   $206,085   $174,173
Total assets.....................................    263,212    224,605    212,987     216,138    217,852    223,360    192,184
Mortgage indebtedness............................    112,389     98,739     82,331      88,585     83,643     83,734     43,123
Convertible debentures...........................     55,484     55,484     61,285      56,680     61,285     61,285     63,795
Convertible notes................................     27,000     27,000     27,000      27,000     27,000     27,000     27,000
Minority interest in partnership.................
Shareholder's equity (deficit)...................     55,664     33,821     33,528      33,942     34,993     41,243     48,091

                                        YEAR ENDED DECEMBER 31,
                                        -------------
                                            MALAN
                                        (PREDECESSOR)
                                        -------------
                                            1993
                                            ----

OPERATING DATA
Revenues
 Minimum rent.........................     $ 3,268
 Percentage and overage rents.........          21
 Recoveries from tenants..............       1,698
                                           -------
 Total rental revenues................       4,987
 Management and leasing fees..........       1,705
 Interest and other income............          86
                                           -------
Total revenues........................       6,778
Operating expenses
 Property operating and maintenance...         285
 Other operating expenses.............         778
 Real estate taxes....................       1,447
 General and administrative...........         818
 Depreciation and amortization........         682
                                           -------
Total operating expenses..............       4,010
                                           -------
Operating income......................       2,768
Interest expense......................       3,130
                                           -------
Income (loss) before minority interest
 in partnership.......................        (362)
Minority interest in partnership......         274
                                           -------
Net income (loss).....................     $   (88)
                                           =======
CASH FLOW DATA
Cash flows provided by (used for)
 operating activities.................     $ 1,920
Cash flows provided by (used for)
 investing activities.................          23
Cash flows provided (used for)
 financing activities.................      (1,698)
                                           -------
Net increase (decrease) in cash and
 cash equivalents.....................     $   245
                                           =======
OTHER DATA
Funds From Operations(1)..............     $   390
                                           =======
Basic earnings per share(2)...........
Weighted average basic shares.........
Diluted earnings per share(2).........
Weighted average diluted shares.......
Cash distributions declared per basic
 common share.........................
Gross leasable area at period
 end(3)...............................         294
                                           =======
                                            MALAN
                                        (PREDECESSOR)
                                        DECEMBER 31,
                                        -------------
                                            1993
                                        -------------
BALANCE SHEET DATA
Real estate, before accumulated deprec     $30,617
Total assets..........................      31,960
Mortgage indebtedness.................      35,843
Convertible debentures................
Convertible notes.....................
Minority interest in partnership......      (3,261)
Shareholder's equity (deficit)........      (5,162)


                                                        (footnotes on next page)

(footnotes for previous page)
-------------------------
(1) Management considers Funds From Operations to be an appropriate measure of performance of an equity real estate investment trust. The Company calculates Funds From Operations as net income or (loss) excluding gains and losses from sales of property, further adjusted for certain non-cash items including depreciation and amortization of deferred financing costs included in interest expense. It is the opinion of management that reduction for or inclusion of these items is not meaningful in evaluating income-producing real estate which, in general, has historically not depreciated. Funds From Operations does not represent cash generated from operating activities in accordance with generally accepted accounting principals and is not necessarily indicative of cash available to fund cash needs, including distributions. Funds From Operations should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity or the ability to pay distributions but rather as a supplemental tool to be used in conjunction with these factors in analyzing the Company's overall performance. The Company is aware that there are variations between companies in the REIT industry as to how Funds From Operations is calculated. See "Funds From Operations" in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) The Company adopted SFAS No. 128, "Earnings per Share," for the year ended December 31, 1997; accordingly, all prior period data has been restated. In accordance with SFAS No. 128, the effect of conversion of all of the debt securities would be antidilutive and as such is not included in the weighted average diluted shares reported above.

(3) Malan (Predecessor) GLA includes only Bricktown Square.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The following discussion should be read in conjunction with the Selected Financial Data and the Company's consolidated financial statements and notes thereto appearing elsewhere in this Prospectus.

RESULTS OF OPERATIONS

Comparison of Three Months Ended March 31, 1998 to Three Months Ended March 31, 1997

     Total revenue increased approximately $167,000. This is primarily attributable to an increase in minimum rent of $300,000 offset by a decrease in recoveries from tenants of $114,000. The increase in minimum rent is primarily due to the acquisitions of Westland Shopping Center in Westland, Michigan in February 1998 and the Southwind Theater complex in Lawrence, Kansas in November 1997, which accounted for $236,000 of the increase. The decrease in recoveries from tenants is due to a decrease in property operating and maintenance expenses discussed below.

     Total operating expenses decreased approximately $233,000 from 1997 to 1998. Property operating and maintenance expense decreased $329,000 primarily due to lower snow removal costs in 1998. Real estate taxes increased approximately $38,000 due to the acquisitions of Westland Shopping Center and the Southwind Theater complex. Depreciation and amortization increased approximately $45,000, primarily related to depreciation on capitalized roof and parking lot expenditures incurred in the second half of 1997 and depreciation related to the acquisitions discussed above.

     Interest expense (including related amortization of deferred financing costs) increased approximately $94,000 primarily due to increased debt levels from the acquisitions, draws on the Company's lines of credit to fund acquisitions and the amortization of the deferred financing costs associated with a $25 million line of credit obtained in November 1997.

     Overall, net income increased approximately $306,000 to $299,000 in 1998 from a net loss of approximately $7,000 in 1997 primarily from the acquisitions discussed above.

Comparison of Year Ended December 31, 1997 to Year Ended December 31, 1996

     Total revenue increased approximately $20,000 which is attributable to increases in minimum and percentage rents of approximately $269,000 offset by decreases in recoveries from tenants of approximately $69,000 and interest and other income of $180,000. The increases in rents are primarily attributable to additional revenues from the acquisition of the Southwind Theater in Lawrence, Kansas and to the re-leasing and re-tenanting of two vacant former Kmart buildings in late 1996 offset by revenues lost due to the termination of Kmart's lease at North Aurora, Illinois. Increases in percentage rents of approximately $13,000 are attributable to increases in sales for Kmart and Wal-Mart, the Company's two largest tenants, offset by a decrease resulting from the loss of a nonrecurring percentage rent of approximately $80,000 received from a tenant in 1996. The decrease in interest and other income resulted primarily from brokerage commissions and lease termination income earned in 1996 as well as decreased levels of investable cash resulting from the utilization of $1.25 million of cash reserves to satisfy the repayment of the balance on a mortgage collateralized by The Shops at Fairlane Meadows ("Fairlane Meadows") in Dearborn, Michigan. The resulting decrease in interest income is partially offset by a decrease in interest expense on the mortgage.

     Total operating expenses increased approximately $315,000. Increases in property operating and maintenance, real estate taxes and depreciation and amortization were approximately $98,000, $176,000 and $148,000, respectively. The increase in property operating and maintenance was primarily due to increases in parking lot repairs and snowplowing. Real estate taxes increased primarily due to increased assessments at Fairlane Meadows and other centers offset by reductions obtained through successful appeals of tax assessments at certain centers. Depreciation and amortization increased primarily due to depreciation on capitalized roof and parking lot expenditures. General and administrative expenses decreased approximately

$119,000, primarily due to lower payroll costs of $48,000 and a decrease in the cost of directors and officers insurance of $41,000.

     Interest expense, including related amortization of deferred financing costs, decreased approximately $239,000. The decrease is due primarily to conversions of $4.605 million aggregate principal amount of the Company's 9.5% subordinated convertible debentures into shares of common stock during 1997. The debenture conversions accounted for a net decrease in interest expense of approximately $201,000. The refinancing of a $12.45 million mortgage utilized for the acquisition of Fairlane Meadows with an $11.2 million loan with Daiwa Finance Corporation accounted for a decrease in interest expense of approximately $69,000. An increase in amortization of deferred financing costs of approximately $40,000, related primarily to a $25 million line of credit obtained from Greenwich in November 1997, offset the overall decrease from 1996.

     Overall, net income decreased $56,000 primarily as a result of increases in non-cash expenses such as depreciation and amortization of approximately $148,000 and amortization of deferred financing costs of $40,000 and operating expenses which could not be recovered from tenants, offset by a decrease in interest expense resulting from conversions of debentures into common stock.

Comparison of Year Ended December 31, 1996 to Year Ended December 31, 1995

     Results of operations from Properties increased from 1995 to 1996 primarily due to the Company's acquisitions of Clinton Pointe Shopping Center ("Clinton Pointe") located in Clinton Township, Michigan, purchased on June 5, 1995, and Fairlane Meadows, purchased on September 15, 1995. Accordingly, results of operations for the year ended December 31, 1995 include the results of Clinton Pointe and Fairlane Meadows since their respective acquisition dates only.

     Total revenue increased approximately $2.716 million, which is attributable to increases in minimum and percentage rents and recoveries from tenants of approximately $2.615 million and interest and other income of $103,000. The increases in rents and recoveries from tenants are primarily attributable to the addition of revenues from Clinton Pointe and Fairlane Meadows of approximately $2.722 million, increases in percentage rents of approximately $201,000 and increased recoveries from tenants due to additional recoverable property operating expenses discussed below, offset by revenues lost of approximately $718,000 due to lease terminations by Kmart and Builders Square which took effect in the latter part of 1995. Percentage rents increased primarily due to increased sales at the Company's largest tenants, Kmart and Wal-Mart, and a nonrecurring percentage rent payment of approximately $80,000 received from a tenant at Bricktown Square in Chicago, Illinois, partially offset by percentage rents lost from tenants, such as Dillons in Wichita, Kansas, who are no longer operating in their spaces. The increase in interest and other income resulted primarily from brokerage commissions and lease termination income earned in 1996 as well as investment earnings due to increased levels of investable cash resulting from the buildup of cash reserves that are required under the Company's real estate mortgage investment conduit ("REMIC") financing.

     Total operating expenses increased approximately $1.801 million. Increases in property operating and maintenance, other operating expenses, real estate taxes and depreciation and amortization were approximately $808,000, $265,000, $204,000 and $323,000, respectively. Increases resulting from the acquisitions of Clinton Pointe and Fairlane Meadows accounted for approximately $527,000, $12,000, $382,000 and $367,000, respectively, which were partially offset due to lower tax assessments on some Properties as a result of appeals and lower amortization of leasing costs in 1996. Additional repairs and maintenance performed at some of the Properties also contributed to the increase in property operating and maintenance. General and administrative expenses increased approximately $201,000, primarily due to increases in payroll and state income and franchise taxes as well as professional and other fees related to the administration of the Company's REMIC financing.

     Interest expense, including related amortization of deferred financing costs, increased approximately $2.066 million. The increase is due primarily to increased debt levels from 1995 offset by interest rate reductions and decreases attributable to conversions of $2.510 million aggregate principal amount of the Company's 9.5% subordinated convertible debentures into shares of common stock, which occurred during 1995. The debenture conversions accounted for a net decrease in interest expense of approximately $112,000.

The conversion of the Company's acquisition line of credit to the Securitized Mortgage Loan at more favorable rates, coupled with additional borrowings thereunder accounted for an increase of approximately $705,000, while interest on a $12.45 million mortgage utilized for the acquisition of Fairlane Meadows increased approximately $717,000. Increase in amortization of deferred financing costs of approximately $756,000, related primarily to the Securitized Mortgage Loan and the Fairlane Meadows mortgage, comprised the balance of the increase from 1995.

     Overall, net income decreased $1.151 million primarily as a result of increases in non-cash expenses such as depreciation and amortization of approximately $323,000 and amortization of deferred financing costs of $756,000.

     Year 2000 Date Conversion

     Certain computer systems that have time-sensitive programs may not properly recognize the year 2000 which could result in major system failures or miscalculations. The Company has performed an inquiry of its major software vendors as to the likelihood of such a problem existing in the software products which the Company utilizes. Based on such inquiry, the Company does not believe that a year 2000 problem exists within its system or that any such problem that may arise would have a material impact on the Company's operations. The Company has not assessed the impact of any year 2000 problem within outside parties such as vendors or tenants.

     Funds From Operations

     Management considers Funds From Operations to be an appropriate measure of performance of an equity real estate investment trust. The Company calculates Funds From Operations as net income or (loss) excluding gains and losses from sales of property, further adjusted for certain non-cash items including depreciation and amortization and amortization of deferred financing costs included in interest expense. It is the opinion of management that reduction for or inclusion of these items is not meaningful in evaluating income-producing real estate which, in general, has historically not depreciated. Funds From Operations does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs, including distributions. Funds From Operations should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity or the ability to pay distributions but rather as a supplemental tool to be used in conjunction with these factors in analyzing the Company's overall performance.

     The Company is aware that there are variations between companies in the REIT industry as to how Funds From Operations is calculated. In 1995, the National Association of Real Estate Investment Trusts ("NAREIT") issued an opinion paper (the "White Paper") clarifying the definitions of certain components of Funds From Operations. The primary differences between the method in which the Company reports Funds From Operations and the White Paper definition is in the treatment of amortization of deferred financing costs and certain depreciation expense.

     The following table shows the components that comprise the Company's Funds From Operations for the quarters ended March 31, 1998 and 1997 and each of the three years in the period ended December 31, 1997. Data for the years ended December 31, 1996 and 1995 has been restated to conform with the current presentation.

                                                         QUARTER ENDED
                                                           MARCH 31,         YEAR ENDED DECEMBER 31,
                                                        ----------------    --------------------------
                                                         1998      1997      1997      1996      1995
                                                         ----      ----      ----      ----      ----
                                                                        (IN THOUSANDS)
Net income (loss)...................................    $  299    $   (7)   $  543    $  599    $1,750
Depreciation and Amortization:
  Depreciation of buildings and improvements........     1,251     1,209     4,845     4,766     4,333
  Amortization of tenant allowances and
     improvements...................................        29        26        97        46        65
  Amortization of leasing costs.....................        28        23        96        56       163
                                                        ------    ------    ------    ------    ------
"White Paper" Funds From Operations.................     1,607     1,251     5,581     5,467     6,311
Depreciation of furniture, equipment and leasehold
  improvements......................................         2         8        30        52        36
Amortization of deferred financing costs included in
  interest expense:
  Mortgages.........................................       363       294     1,271     1,228       461
  Convertible debt..................................        84        88       349       353       363
                                                        ------    ------    ------    ------    ------
Funds From Operations...............................    $2,056    $1,641    $7,231    $7,100    $7,171
                                                        ======    ======    ======    ======    ======
ADDITIONAL INFORMATION
Weighted average shares outstanding:
  Basic.............................................     3,784     3,464     3,546     3,464     3,547
                                                        ======    ======    ======    ======    ======
  Shares issuable upon debt conversions.............     4,877     5,193     5,113     5,193     5,303
                                                        ======    ======    ======    ======    ======
Convertible debt interest, excluding amortization of
  deferred financing costs..........................    $1,896     2,029    $7,916    $8,117    $8,223
                                                        ======    ======    ======    ======    ======

LIQUIDITY AND CAPITAL RESOURCES

     The Company is authorized to repurchase up to 755,000 shares of its Common Stock under a plan approved by its Board of Directors in January 1995. Since inception of the plan, the Company has repurchased 468,000 shares at a cost of approximately $6.168 million or an average cost of $13.18 per share. The Company does not intend to purchase any shares of Common Stock at the current price.

     The Company has a $63 million loan (the "Securitized Mortgage Loan") outstanding which is administered under a REMIC. Payments of interest only are due monthly through the maturity date of August 10, 2002. Certificates issued by the REMIC trust carry ratings from "AAA" to "A" by both Fitch Investors Services, Inc. and Duff & Phelps Credit Rating Co. Under the loan agreement, the Company is also required to fund certain reserves on a monthly basis and request disbursement of funds as certain requirements are met. The Capital Improvements/Replacement Reserve requires an annual deposit (funded monthly) equal to $0.20 per qualifying square foot as defined in the loan agreement or approximately $575,000 per year. The Basic Carrying Cost Reserve which is utilized to pay real estate taxes, ground lease payments and insurance payments related to the Properties which collateralize the loan requires a monthly deposit equal to one-twelfth of the estimated annual cost of these expenses which is estimated to be approximately $1.3 million in 1998.

     An additional provision in the agreement provides that in the event that the long-term debt rating of either of the two major tenants of the Properties, Kmart or Wal-Mart, is downgraded to "BB+" or lower, the Company will be required to maintain an additional amount in the Basic Carrying Cost Reserve equal to 1/4 of the applicable real estate tax obligation borne by those tenants. In January 1996, the long-term debt rating of Kmart was lowered to "BB" and, accordingly, the Company was required to make an additional deposit to the Basic Carrying Cost account of $561,000.

     In connection with the Securitized Mortgage Loan, the Company entered into two interest rate cap agreements which effectively fix the overall rate of interest on the loan at 7.57% through February 10, 2002; thereafter, the interest rate on $42 million of the mortgage loans converts to a variable rate which is capped at 8.75% through the end of the term. While the Company has not yet decided how it will fund the repayment of the Securitized Mortgage Loan upon maturity, possible sources include additional public offerings of equity and/or debt, refinancing with conventional fixed rate debt instruments or the issuance of additional secured or unsecured debt obligations.

     In September 1995, the Company reached an agreement with its largest tenant, Kmart, regarding several stores within its portfolio. Under the agreement, the Company received a cash payment on October 31, 1995 of $2.56 million as consideration for the termination of leases on five stores previously closed by Kmart. In addition, the agreement (i) provides that the Company assume leases at three locations that were subleased by Kmart; (ii) amends certain lease provisions on four other Properties leased by Kmart; and (iii) allows the Company to develop outlots at seven Kmart properties and retain all revenue generated from these outlots. The cash payment has been recorded as deferred income and is being amortized as income on a straight-line basis over a six-year period which represents the weighted average remaining base term of the leases involved. Revenue recognized under the agreement was $428,000 during each of 1997 and 1996 and $71,000 during 1995.

     The Company has re-leased two of the five closed stores on terms which approximate the annual revenue received under the previous leases with Kmart, and intends to re-lease the remaining three stores. The Company has also leased three of the outlots and intends to develop and lease the remaining outlots. It is possible that the Company may be unable to re-lease the remaining stores or develop and lease the remaining outlots within the next several years. Such loss of revenue may have an affect on the Company's future cash flows and results of operations.

     In order to fund its commitments and other potential uses of cash discussed below, the Company obtained the Greenwich Capital Line, a $25 million secured line of credit, in November 1997. The loan is secured by separate cross-collateralized and cross-defaulted mortgages or deeds of trust on 16 Properties owned by a wholly owned subsidiary, Malan Revolver, Inc. The Greenwich Capital Line has a two-year term, which may be extended for a period of one year and can be expanded up to $50 million for additional acquisitions. The facility carries an interest rate of London Interbank Offered Rate ("LIBOR") plus 150 basis points. Payments of interest only are due monthly. At May 29, 1998, $1.68 million was available for borrowing under the facility and $19.05 million was outstanding.

     In January 1997 the Company refinanced certain bank debt with an $11.2 million loan with Daiwa Finance Corporation ("Daiwa"). The Daiwa loan is collateralized by Fairlane Meadows and contained an earn-out provision whereby the property could be revalued and the loan increased if the revised valuation supported such an increase. In December 1997, pursuant to the earn-out provision, the Company received an additional $1.67 million from Daiwa and the loan was increased to $12.796 million. Current terms of the loan call for monthly payments totaling $96,000 consisting of interest at the rate of 8.18% per annum and principal amortized over a 30 year life. Real estate tax payments and an annual replacement reserve of $32,000 are required to be escrowed monthly. The loan is due in full on February 1, 2007, at which time a balloon payment of approximately $11.4 million will be due.

     The Company has a line of credit with First Chicago NBD totaling $4.5 million. The line is collateralized by the Company's interest in Orchard-14 Shopping Center in Farmington Hills, Michigan and is subject to certain other restrictions as to its use. The line matures on March 31, 1999. Payments of interest only at LIBOR plus 200 basis points or in certain instances, the bank's prime rate are due monthly until maturity. As of May 29, 1998 there was $1.0 million outstanding under the line.

     In November 1997, the Company acquired a 42,000 square foot, 12-plex theater complex in Lawrence, Kansas under a sale and leaseback agreement with an existing tenant. The total cost of the theater was approximately $4.2 million which was funded out of proceeds from the Greenwich Capital Line. The lease is for a twenty-year term at a base rent of $587,000 per year, increasing to $629,000 after ten years, and requires payment of all real estate taxes and operating expenses by the tenant.

     In July 1997, the Company signed an agreement with Cinemark USA ("Cinemark") to construct a 60,000 square foot, 17-plex theater complex on its property in North Aurora, Illinois. Once completed, the Company will provide a construction allowance to Cinemark of $65 per square foot or approximately $3.9 million. Cinemark will subsequently ground lease the property from the Company for a base term of twenty years with annual rent of approximately $746,000, plus reimbursement of real estate taxes and operating costs. The site had previously been leased to Kmart under an agreement which expired March 31, 1997 that had provided approximately $39,000 and $126,000 in net cash flow during calendar years 1997 and 1996, respectively. Construction of the theater began in October 1997 and is anticipated to be completed in July 1998. Total costs of the development to the Company are estimated to be approximately $4.3 million and are anticipated to be funded out of proceeds from the Greenwich Capital Line.

     On December 1, 1995, the Company's lease with Builders Square at its Melrose Park, Illinois property was terminated. On an annual basis, revenues from this lease were approximately $650,000. In 1997 and 1996, the net decreases in revenues from 1995 resulting from the termination were approximately $537,000 and $347,000, respectively. The Company has entered into a separate agreement with Cinemark to construct a 58,000 square foot, 10-plex theater complex on the property. Construction was originally anticipated to begin in the second quarter 1997 and to be completed in the first quarter 1998, however the project commencement date was delayed until February 1998 and completion is now anticipated to take place in November 1998. Once completed, the Company will provide a construction allowance of $65 per square foot to Cinemark who will then ground lease the property for a term of twenty years with annual rent of approximately $963,000 plus reimbursement of real estate taxes and operating costs. Total costs of the development are estimated to be approximately $4.2 million and are anticipated to be funded out of proceeds from the Greenwich Capital Line.

     The Company has outstanding as of December 31, 1997 and 1996 $56.680 million and $61.285 million, respectively, in convertible debentures and $27 million in convertible notes. The debentures are 10-year unsecured general obligations of the Company due July 15, 2004, have a coupon rate of interest of 9.5% per annum, payable semiannually and carry a rating of B3 from Moody's Investors Services, Inc. The debentures are convertible, at anytime after issuance and prior to maturity into shares of Common Stock at the conversion price of $17 per share subject to adjustment under certain conditions. The debentures are not redeemable by the Company prior to July 15, 2001, except for certain reasons intended to protect the Company's status as a REIT. During 1997, $4.605 million aggregate principal of debentures was converted into 270,878 shares of Common Stock.

     The convertible notes are nine-year general obligations due July 15, 2003 secured by a first mortgage on the Bricktown Square Shopping Center and bear interest at the rate of 8.5% per annum, payable semiannually and are convertible into shares of Common Stock at any time after June 24, 2002 at a conversion price of $17 per share. Prior to this date, the holder may also demand conversion of limited quantities of the notes subject to certain timing restrictions. None of the notes have been converted to date.

     The Company is currently redeveloping its existing retail center in Lawrence, Kansas. In addition to expansion and improvement of the existing Kmart store, the Company intends to add approximately 150,000 square feet of new retail space. Total cost of the redevelopment project to the Company is anticipated to be approximately $9 million including land costs. In order to facilitate the additional space, the Company purchased approximately 9 acres of land in November 1997 for $2.9 million which was funded out of proceeds from the Greenwich Capital Line.

     In February 1998, the Company acquired the Westland Shopping Center in Westland, Michigan for $7.925 million. Terms of the agreement included assumption of a $5.9 million, 8.02% mortgage with Wells Fargo Bank and a cash payment of $2.025 million, which was funded out of proceeds from the Greenwich Capital Line. The mortgage calls for monthly payments of interest and principal amortized over a 30-year life and is due in full in November 2007. Net operating income from the 85,000 square foot center, which has Dick's Sporting Goods and MedMax, Inc. as its anchor tenants, is anticipated to be approximately $893,000 annually.

     The Company has been informed by Kmart that it will not renew its lease at the Company's Gary, Indiana shopping center which expires on September 30, 1998. Annual revenues under this lease are approximately $257,000. Kmart closed this store in 1995 and subsequently sublet the building to a non-retail user. The Company is currently negotiating with the sublessee to either re-lease the building or acquire the entire property and is also marketing the property in an attempt to obtain other potential tenants and/or purchasers. It is possible that the Company may be unable to lease or sell the property or that revenues generated from any lease or sale may be less than that currently received from Kmart. If such events occur, future cash flows may be impacted.

     The Company incurs capital expenditures in the ordinary course of business in order to maintain the Properties. Such capital expenditures typically include roof, parking lot and other structural repairs, some of which are reimbursed by tenants. In 1997, the Company spent approximately $1 million for capital expenditures funded primarily out of the Capital Improvement/Replacement Reserve required for the Company's Securitized Mortgage Loan financing and partially from operating cash flows. The Company anticipates spending approximately $1.1 million for capital expenditures in 1998, also to be funded from similar sources.

     Occasionally it is necessary for the Company to provide inducements such as building allowances or space improvements and/or to pay leasing commissions to outside brokers in order to procure new tenants or renegotiate expiring leases with current tenants. The total cost of these expenditures in 1997 was approximately $501,000. These expenditures are generally funded by operating cash flows and increased revenues resulting from such expenditures. In 1998, the Company anticipates spending approximately $242,000 on such expenditures.


     The Company has entered into the following commitments as of June 22, 1998:


                                                                                   ANTICIPATED
                                                                 APPROXIMATE         FUNDING
                                                                    AMOUNT            DATE
                                                                 -----------       -----------
                                                                (IN THOUSANDS)
Payment of tenant construction allowance on 17-plex theater
  complex -- North Aurora, IL...............................       $ 3,835          July 1998
Replacement of roofs on two retail buildings................           237          July 1998
Redevelopment of existing retail property -- Lawrence, KS...         1,454(1)      June 1998-
                                                                                  October 1998
Payment of tenant construction allowance on 10-plex theater
  complex -- Melrose Park, IL...............................         3,773        November 1998
Acquisition of community shopping center in Decatur,
  Illinois..................................................         4,230(2)     November 1998
                                                                   -------
     Total..................................................       $13,529
                                                                   =======

-------------------------

(1) Contracts awarded as of June 22, 1998.


(2) Pursuant to Agreement of Sale and Purchase dated May 6, 1998 with Sandor Development Company, as agent for various related entities.


     In addition to these commitments and other potential uses of cash discussed above, several other new developments and redevelopments are being contemplated by the Company and may be completed within the next year. It is anticipated that the additional revenue generated by these projects, as well as the Company's existing equity in each, will create sufficient value so that each project will fully fund itself using property specific financing and long-term loans. In addition, as of June 22, 1998 the Company had approximately $1.68 million available on the Greenwich Capital Line for further acquisitions, redevelopments and working capital.



     The Company anticipates that its cash flow from operations will generally be sufficient to fund its cash needs for payment of expenses, capital expenditures (other than acquisitions and redevelopments) and to maintain the Company's current distribution policy. At June 22, 1998, the Company had available borrowing of up to $3.5 million on the First Chicago NBD line of credit for temporary working capital needs and it is anticipated that the Company will extend this line beyond it current expiration date at an increased amount.

The Company intends to enter into other secured and unsecured financing agreements in the future as the need arises.

     The Company's major tenant, Kmart, accounted for approximately 39.0% of its gross revenue and 39.4% of its minimum rent in 1997. Since its IPO, the Company has substantially reduced its exposure to Kmart through acquisitions and redevelopments of Properties, lease termination agreements with Kmart and the assumption of certain Kmart sublease agreements. At the IPO, Kmart accounted for approximately 59.6% of the Company's annualized base rent.

     On May 27, 1998, Malan Midwest, L.L.C., a limited liability company wholly-owned by the Company, entered into a Loan Agreement with Bloomfield Acceptance Company, L.L.C. in connection with the Sandor Acquisition. See "Recent Developments". Pursuant to the Loan Agreement, the Company borrowed $18 million to pay a portion of the purchase price of the Sandor Acquisition. The Loan Agreement provides for payments of principal and interest based on a 30 year amortization schedule with a final payment of principal and interest of approximately $13.5 million due in 15 years.

     Each of the above statements regarding future revenues or expenses may be a "forward looking statement" within the meaning of the Securities Exchange Act of 1934. Such statements are subject to important factors that could cause actual results to differ materially from those in the forward looking statement, including the factors set forth in the Management's Discussion and Analysis of Financial Condition and Results of Operations.

INFLATION

     The Company's long-term leases contain provisions to mitigate the adverse impact of inflation on its results from operations. Such provisions include clauses entitling the Company to receive (i) scheduled base rent increases and
(ii) percentage rents based upon tenants' gross sales, which generally increase as prices rise. In addition, many of the Company's non-anchor leases are for terms of less than ten years, which permits the Company to seek increases in rents upon re-rental at then current market rates if rents provided in the expiring leases are below then existing market rates. Most of the Company's leases require tenants to pay a share of operating expenses, including common area maintenance, real estate taxes, insurance and utilities, thereby reducing the Company's exposure to increases in costs and operating expenses resulting from inflation.

                            BUSINESS AND PROPERTIES

THE COMPANY

     The Company is a self-administered, self-managed real estate investment trust which owns, acquires, develops, redevelops, manages and operates properties which are leased primarily to national and regional retail companies. The Properties are typically located in select geographic markets with an emphasis on small to medium-sized communities where the Properties can be positioned among the leading centers in their respective trade areas. At December 31, 1997, the Company had 53 properties located in 9 states, consisting of 26 community shopping centers, 26 freestanding stores and 1 entertainment facility and containing an aggregate of approximately 5.7 million square feet of GLA. On February 23, 1998 the Company acquired a community shopping center in Westland, Michigan which contains an aggregate of approximately 85,000 square feet of GLA. In addition, on May 29, 1998, the Company acquired twelve community shopping centers which contain an aggregate of approximately 328,000 square feet of GLA. Currently, the Company's portfolio consists of 66 Properties located in 10 states consisting of 39 community shopping centers, 24 freestanding stores and 3 entertainment facilities (2 of which are under redevelopment) and contains an aggregate of approximately 6.1 million square feet of GLA. An entertainment facility consists of a multi-screen movie theater with stadium seating, digital sound and the latest concepts in food concession. As of December 31, 1997, 93.3% of GLA (95.7% excluding the Properties being redeveloped) in the portfolio was leased and 93.7% of the Company's annualized base rent was attributable to national and regional retailers. At December 31, 1997, Kmart Corporation ("Kmart") and Wal-Mart Corporation ("Wal-Mart") represented

35.7% and 6.6%, respectively, of annualized base rent and leased 54.0% and 7.1%, respectively, of the Company's GLA.

     From 1966 to 1985, the Company specialized in building and managing properties to suit for national and regional retailers who had signed long-term leases prior to commencement of construction. The Properties were initially owned by affiliates of the Company and subsequently by third party owners. Prior to the IPO, the Company managed these Properties. In 1981, Anthony S. Gramer, President and Chief Executive Officer, joined the Company and in 1986 he acquired the Company from its original owners. The Company became a REIT in June 1994 and continued to expand the retail property business previously managed by the Company. The Company believes that this strategy of developing properties based on executed long-term leases primarily with national and regional retail tenants provides the shareholders with a predictable source of income and also provides future opportunities for development of additional properties at attractive returns on investment, without the lease-up risks inherent in speculative development.

     The Company is one of the original developers of properties for Kmart and ranks among the leading operators of shopping centers in the United States. Since its inception in 1966, the Company has developed or redeveloped a total of 39 community shopping centers, 76 freestanding stores, and one regional enclosed mall, totaling more than 14 million square feet of GLA. In connection with the IPO, the Company acquired 45 income-producing retail properties with a GLA of
4.7 million square feet, all of which were either developed or redeveloped, and subsequently managed, by the Company.

     Recent Developments:


        - In the Sandor Acquisition, the Company acquired twelve community shopping centers located in: Indiana (3), Michigan (3), Illinois (2), Kansas (2), Minnesota (1) and Ohio (1) for $29.5 million. These Properties have Maurice's, Fashion Bug and Dollar Tree as major tenants, contain a total of over 328,000 square feet of GLA and are anchored by a Wal-Mart (each Wal-Mart store and its underlying pad are owned and managed by an independent third party). At May 29, 1998, 95.3% of the GLA in the Sandor Acquisition was leased. In addition, pursuant to the Sandor Acquisition purchase agreement, the Company agreed to acquire a community shopping center located in Decatur, Illinois for $4.2 million that contains over 40,000 square feet of GLA and has Wal-Mart and Sam's Club as anchor tenants (the stores and their underlying pads are owned and managed by independent third parties). The acquisition of the Decatur, Illinois property is scheduled to close in November 1998 after the seller completes a redevelopment of the center.


        - In the Westland Acquisition, the Company acquired a community shopping center in Westland, Michigan for $7.9 million. This center has Dick's Sporting Goods and MedMax as its major tenants and contains over 85,000 square feet of GLA. At May 29, 1998, 100% of the GLA of the community shopping center was leased.

     Also, since the IPO, the Company has:

          - Acquired the following 8 Properties:

           (i) Five community shopping centers in Indiana (3), Illinois (1) and Ohio (1) which have Wal-Mart as the major tenant and contain over 665,000 square feet of GLA;

           (ii) A community shopping center in Dearborn, Michigan which has Best Buy and Kids "R" Us, as major tenants, contains over 137,000 square feet of GLA and is also anchored by Mervyn's and Target (which own their stores and underlying pads);

           (iii) A community shopping center in Clinton Township, Michigan which has Office Max and Sports Authority as major tenants, contains over 135,000 square feet of GLA and is also anchored by Target (which owns its store and underlying pad); and

           (iv) A 12-plex entertainment facility in Lawrence, Kansas which is leased to Hollywood Theaters under a sale-leaseback agreement and contains over 42,000 square feet of GLA.

        - Begun the redevelopment of two of the Company's freestanding stores, which were previously anchored by Kmart, into entertainment facilities which are scheduled to be completed in 1998. These facilities contain, in the aggregate, over 117,000 square feet of GLA.

        - Begun the redevelopment and expansion of an existing shopping center anchored by Kmart in Lawrence, Kansas. The expansion will add a Kohl's Department Store as an anchor tenant as well as other national and regional retailers. The renovated shopping center will contain over 255,000 square feet of GLA.

        - Diversified the tenant base and reduced the percentage of annualized base rent received from Kmart to 35.7% as of December 31, 1997 from 59.6% at the IPO.

        - Continued to operate the Properties at occupancy rates in excess of 93.3% with minimal tenant defaults.

     The Company's three senior executives, Anthony S. Gramer -- President and Chief Executive Officer, Michael K. Kaline -- Vice President, and Elliott J. Broderick -- Chief Accounting Officer, have been actively involved in the management, leasing, acquisition, development and redevelopment of shopping centers, freestanding stores and entertainment facilities, including all of the Properties, and collectively have over 50 years of experience in the real estate industry.

OBJECTIVES AND STRATEGIES

     Objectives

     The Company's primary objectives are (i) to realize steady and predictable cash flows through the ownership of high quality properties leased primarily to good credit quality national and regional retailers, (ii) to increase Funds From Operations per share through the development, redevelopment or acquisition of additional properties, (iii) to have leases with national and regional retailers in place prior to development of any property, (iv) to develop vacant parcels adjacent to existing Properties and (v) to structure financing arrangements that are beneficial to the Company's long-term growth objectives. The Company presently intends to achieve these objectives by implementing the growth, operating and financing strategies outlined below.

     Growth, Operating and Financing Strategies

     In seeking to attain these objectives, the Company has applied and intends to continue to apply the same strategies that have been its guiding principles since the Company's inception. These strategies include the following:

     - Developing or acquiring each property with the objective of leasing it to good credit quality national or regional retailers and holding it for long-term investment value.

     - Developing or acquiring properties in what the Company considers to be attractive long-term locations. Such locations typically have (i) convenient access to transportation arteries with a traffic count that is higher than average for the local market, (ii) concentrations of other retail properties and (iii) demographic characteristics which are attractive to the retail tenant which will lease the property upon completion.

     - Generally, purchasing land and beginning development of a property only upon the execution of a lease or leases with a national or regional retailer or retailers on terms which provide a return on estimated cost that is attractive relative to the Company's cost of capital.

     - Directing all aspects of development and redevelopment, including design, construction, leasing and management. Property management and leasing activities are handled directly by Company personnel. The Company believes that this approach to development and management enables it to operate efficiently and enhances the ability of the Company to develop and maintain assets of high construction quality which are designed, leased and maintained to maximize long-term value.

     - Developing vacant parcels that are adjacent to some of the Properties and outlots on existing Properties to enhance the value of the Properties as well as the cash flow of the Company.

     - Locking in the Company's returns on investment in Properties through the use of intermediate to long-term fixed rate financing alternatives.

     The Company believes that the relationships established by management with national and regional retailers as well as the financing relationships management has developed with lenders provide it with an advantage in achieving its objectives.

PROPERTIES

     The 66 Properties include 39 community shopping centers, 24 freestanding stores and 3 entertainment facilities (2 of which are under redevelopment) and contain an aggregate of approximately 6.1 million square feet of GLA. One of the community shopping centers is being redeveloped and expanded. The Company developed 45 of the 66 Properties and all of the Properties are either owned in fee or held pursuant to long term ground leases. The Properties are designed to meet the needs of the surrounding local communities and are anchored by national and regional credit tenants who offer a broad range of discount consumer goods. The Properties are located throughout 10 states including Illinois (15), Kansas
(14), Wisconsin (11), Indiana (9), Michigan (7), Missouri (5), Ohio (2), California (1), Maryland (1) and Minnesota (1). The majority of the Properties are situated in small to medium-sized communities and typically are considered to be among the leading community shopping centers in their respective trade areas. As of December 31, 1997, the Properties were 93.3% leased (95.7% excluding Properties being redeveloped ).

                         LOCATIONS OF THE PROPERTIES(1)

     The following table sets forth the number of Properties, the GLA of the Properties and the percentage of GLA leased, as of December 31, 1997.

                                                             NUMBER       TOTAL GROSS        PERCENT OF
                                                               OF        LEASABLE AREA    GLA LEASED AS OF
STATE                                                      PROPERTIES      (SQ. FT.)      DECEMBER 31, 1997
-----                                                      ----------    -------------    -----------------
Illinois...............................................        13          1,400,743             88.9%
Kansas.................................................        12            755,360             83.0
Wisconsin..............................................        11          1,431,312             98.2
Indiana................................................         6            809,407             94.6
Missouri...............................................         5            519,277             98.7
Michigan...............................................         3            412,508             97.2
California.............................................         1             94,282            100.0
Maryland...............................................         1             84,180            100.0
Ohio...................................................         1            145,607             97.4
                                                               --          ---------
  Total................................................        53          5,652,676             93.3%
                                                               ==          =========

-------------------------
(1) The Sandor Acquisition and the Westland Acquisition occurred after December 31, 1997; thus, the effect of these acquisitions is not included in the table. See "Recent Developments."

                   ANNUALIZED BASE RENT OF THE PROPERTIES(1)

     The following is a breakdown of annualized base rent as of December 31, 1997 for the Properties by type of tenant:

                                                             ANNUALIZED              PERCENT OF TOTAL
                                                          BASE RENT AS OF       ANNUALIZED BASE RENT AS OF
TYPE OF TENANT                                          DECEMBER 31, 1997(2)        DECEMBER 31, 1997
--------------                                          --------------------    --------------------------
National............................................        $19,964,000                    82.4%
Regional............................................          2,744,000                    11.3
Local...............................................          1,516,000                     6.3
                                                            -----------                   -----
Total...............................................        $24,224,000                   100.0%
                                                            ===========                   =====

-------------------------
(1) The Sandor Acquisition and the Westland Acquisition occurred after December 31, 1997; thus, the effect of these acquisitions is not included in the table. See "Recent Developments."

(2) "Annualized Base Rent" of the Company as of December 31, 1997 is determined by multiplying by 12 the monthly rent as of that date, but excluding from the monthly rent (i) percentage rents, (ii) additional rent payable by tenants such as common area maintenance, real estate taxes and other expense reimbursements and (iii) future contractual rent increases.

                             SUMMARY OF PROPERTIES

     The following table sets forth, on a property-by-property basis, certain summary information regarding the Properties:
                         COMMUNITY SHOPPING CENTERS(5)

                                      OWNERSHIP                                   GROSS         TOTAL        AVERAGE
                                      INTEREST            YEAR                   LEASABLE    ANNUALIZED       BASE         ANNUAL
                                     (EXPIRATION       DEVELOPED/   LAND AREA   AREA (GLA)      BASE        RENT PER     PERCENTAGE
           PROPERTY                INCL. OPTIONS)      RENOVATED     (ACRES)    (SQ. FT.)      RENT(1)     SQ. FT.(2)     RENT(3)
           --------                --------------      ----------   ---------   ----------   ----------    ----------    ----------
Bricktown Square...............          Fee             1987         26.00       306,433    $ 3,359,000     $11.33       $ 33,000
  Chicago, IL
Sherwood Plaza.................          Fee           1975/1991      13.85       125,101        684,000       5.65         19,000
  Springfield, IL
Woodriver Plaza................          Fee             1987         19.40       111,899        610,000       5.57         71,000
  Woodriver, IL
Clifty Crossing................          Fee             1989         19.90       190,919        973,000       5.28         18,000
  Columbus, IN
Miller Mall, Gary, IN..........   Ground Lease (2048)    1973         17.95       129,914        308,000       3.03
Broadway Center................          Fee           1974/1997      19.89       177,692        895,000       4.23         47,000
  Merrillville, IN
Flatrock Village...............          Fee             1988         14.00        73,608        290,000       4.07          4,000
  Rushville, IN
Cherry Tree Plaza..............          Fee             1988         20.60       143,682        758,000       5.40         28,000
  Washington, IN
Pine Ridge Plaza...............          Fee           1974/1989       8.12        91,048        209,000       2.53         17,000
  Lawrence, KS
Kmart Topeka, KS...............   Ground Lease (2049)    1974         13.93       108,960        249,000       2.96          1,000
South City Center..............          Fee             1976         13.74       130,380        464,000       3.56         55,000
  Wichita, KS
Orchard-14.....................          Fee           1973/1997      11.49       139,670        618,000       4.67          2,000
  Farmington Hills, MI
Clinton Pointe Shopping
  Center.......................          Fee             1992         11.72       135,330      1,352,000       9.99
  Clinton Township, MI
The Shops at Fairlane
  Meadows......................          Fee             1987         17.73       137,508      1,881,000      14.35          6,000
  Dearborn, MI

                                 PERCENT
                                 LEASED           ANCHOR TENANTS
                                   OF           (LEASE EXPIRATION/
           PROPERTY                GLA          OPTION EXPIRATION)
           --------              -------        ------------------
Bricktown Square...............    96.8%     Toys "R" Us (2013/2038)
  Chicago, IL                                Kids "R" Us (2014/2039)
                                              Marshall's(2000/2015)
                                               Sportmart(2003/2018)
                                            Cineplex-Odeon(2008/2018)
                                            Frank's Nursery(2009/2029)
Sherwood Plaza.................    96.8         Kmart (2011/2061)
  Springfield, IL
Woodriver Plaza................    97.8        Wal-Mart (2007/2037)
  Woodriver, IL
Clifty Crossing................    96.8        Wal-Mart (2009/2039)
  Columbus, IN                               Jay C. Foods (2009/2034)
Miller Mall, Gary, IN..........    82.4         Kmart (1998/2048)
Broadway Center................    98.2         Kmart (2011/2061)
  Merrillville, IN
Flatrock Village...............    94.7        Wal-Mart(2008/2038)
  Rushville, IN
Cherry Tree Plaza..............    94.9        Wal-Mart (2008/2038)
  Washington, IN                             Jay C. Foods(2008/2033)
Pine Ridge Plaza...............    90.9          Kmart(2011/2061)
  Lawrence, KS
Kmart Topeka, KS...............    77.3          Kmart(2011/2049)
South City Center..............   100.0          Kmart(2011/2061)
  Wichita, KS
Orchard-14.....................    93.7          Kmart(2011/2061)
  Farmington Hills, MI
Clinton Pointe Shopping
  Center.......................   100.0       Office Max(2007/2017)
  Clinton Township, MI                     Sports Authority(2017/2067)
                                                    Target (4)
The Shops at Fairlane
  Meadows......................    98.0        Best Buy(2009/2024)
  Dearborn, MI                                Kids "R" Us(2003/2018)
                                                    Target (4)
                                                   Mervyn's (4)

                                                        (footnotes on next page)

                                      OWNERSHIP                                   GROSS         TOTAL        AVERAGE
                                      INTEREST            YEAR                   LEASABLE    ANNUALIZED       BASE         ANNUAL
                                     (EXPIRATION       DEVELOPED/   LAND AREA   AREA (GLA)      BASE        RENT PER     PERCENTAGE
           PROPERTY                INCL. OPTIONS)      RENOVATED     (ACRES)    (SQ. FT.)      RENT(1)     SQ. FT.(2)     RENT(3)
           --------                --------------      ----------   ---------   ----------   ----------    ----------    ----------
Kmart Jefferson City, MO.......          Fee           1973/1991       9.76       118,798    $   280,000     $ 2.36       $ 43,000
Prairie View Plaza.............   Ground Lease (2050)  1975/1992       3.24       104,490        380,000       3.80         57,000
  Kansas City, MO
Levitz Furniture...............          Fee             1977         14.89       117,255        563,000       4.88
  Manchester, MO
Kmart Plaza....................          Fee           1978/1991       7.41        98,878        329,000       3.33         16,000
  Springfield, MO
Shannon Station................          Fee             1989         20.20       145,607        718,000       5.10          4,000
  Van Wert, OH
Kmart Plaza....................          Fee             1979          8.90        88,608        283,000       3.20
  Ft. Atkinson, WI
Kmart Green Bay, WI............          Fee           1974/1992      11.59       118,988        321,000       2.70         13,000
County Fair Shopping Ctr.......          Fee           1974/1991      10.50       152,165        519,000       2.82         43,000
  Hales Corners, WI
Kmart Plaza....................          Fee           1973/1994       9.95       119,726        382,000       2.56         41,000
  Kenosha, WI
Westland Plaza.................          Fee           1978/1992      12.40       122,534        544,000       3.73         12,000
  Madison, WI
Northway Mall..................   Ground Lease (2022)  1978/1994      21.63       288,245      1,011,000       3.41         96,000
Marshfield, WI
Kmart Stevens Point, WI........          Fee           1972/1990       8.00       109,197        213,000       1.95         27,000
                                                                     ------     ---------    -----------                  --------
    TOTAL COMMUNITY SHOPPING
      CENTERS..................                                      366.79     3,586,635    $18,193,000                  $653,000
                                                                     ======     =========    ===========                  ========

                                 PERCENT
                                 LEASED           ANCHOR TENANTS
                                   OF           (LEASE EXPIRATION/
           PROPERTY                GLA          OPTION EXPIRATION)
           --------              -------        ------------------
Kmart Jefferson City, MO.......   100.0%         Kmart(2011/2061)
Prairie View Plaza.............    95.2          Kmart(2011/2050)
  Kansas City, MO
Levitz Furniture...............    98.3    Levitz Furniture(2004/2056)
  Manchester, MO
Kmart Plaza....................   100.0          Kmart(2011/2061)
  Springfield, MO
Shannon Station................    97.4        Wal-Mart(2009/2039)
  Van Wert, OH
Kmart Plaza....................   100.0          Kmart(2004/2054)
  Ft. Atkinson, WI
Kmart Green Bay, WI............   100.0          Kmart(1999/2049)
County Fair Shopping Ctr.......    93.0          Kmart(2011/2061)
  Hales Corners, WI
Kmart Plaza....................   100.0          Kmart(2011/2061)
  Kenosha, WI
Westland Plaza.................    98.7          Kmart(2002/2053)
  Madison, WI
Northway Mall..................    95.1          Kmart(2011/2022)
Marshfield, WI                                J.C. Penney(1999/2019)
                                               Younkers(2004/2019)
Kmart Stevens Point, WI........   100.0          Kmart(2011/2061)
    TOTAL COMMUNITY SHOPPING
      CENTERS..................

-------------------------

(1) Total annualized base rents of the Company for leases signed as of December 31, 1997, excluding (i) percentage rents, (ii) additional amounts payable by tenants such as common area maintenance, real estate taxes and other expense reimbursements and (iii) future contractual rent escalations or cost of living increases.

(2) Based upon leased and occupied space at December 31, 1997.

(3) Based on percentage rent income recognized in 1997.

(4) These stores and the underlying pads are owned directly by the tenants.

(5) Excludes the Sandor Acquisition and the Westland Acquisition.

                              FREESTANDING STORES

                                                                           GROSS        TOTAL       AVERAGE
                            OWNERSHIP INTEREST      YEAR                  LEASABLE    ANNUALIZED   BASE RENT      ANNUAL
                             (EXPIRATION INCL.   DEVELOPED/  LAND AREA   AREA (GLA)      BASE         PER       PERCENTAGE
         PROPERTY                OPTIONS)        RENOVATED    (ACRES)    (SQ. FT.)     RENT(1)     SQ. FT.(2)    RENT(3)
         --------           ------------------   ----------  ---------   ----------   ----------   ----------   ----------
Kmart Colma, CA...........          Fee          1980/1991      8.29        94,282    $  537,000     $5.70       $ 45,000
Kmart Chicago, IL.........          Fee             1977        8.51        96,268       392,000      4.07         28,000
Kmart Fairview Hgts, IL...  Ground Lease (2051)  1976/1992     12.65        96,268       296,000      3.08         24,000
Kmart Franklin Park, IL...          Fee             1975        9.84        96,268       352,000      3.66
Kmart Lansing, IL.........          Fee          1976/1992     10.48        96,268       449,000      4.66         32,000
Kmart Lincoln, IL.........          Fee             1975        4.86        39,797
Kmart Loves Park, IL......  Ground Lease (2026)  1971/1991     12.50       106,084       288,000      1.86          1,000
Kmart New Lenox, IL.......          Fee             1977        8.72        88,580       354,000      4.00         29,000
Kmart Rockford, IL........          Fee          1971/1991     10.70       110,471       292,000      1.61
Kmart Valparaiso, IN......  Ground Lease (2050)  1974/1990      9.61        93,592       265,000      2.09         35,000
Arkansas City, KS.........          Fee             1976        4.41        39,797
Emporia, KS...............          Fee             1976        6.55        39,797        99,000      2.49
Food Bonanza..............          Fee          1977/1991      5.60        39,797       117,000      2.94
  Garden City, KS
Great Bend, KS............          Fee             1977        5.41        55,552
Orscheln Farm Supply......          Fee             1977        4.96        40,050       112,000      2.79
  Hayes, KS
Food 4 Less...............          Fee          1976/1990      4.12        39,797       111,000      2.80
  Independence, KS
Standard Supply...........          Fee             1977        4.57        40,279        85,000      2.10
  Liberal, KS
Kmart Salina, KS..........          Fee          1978/1991     16.00        87,406       213,000      2.43         86,000
Kmart Forestville, MD.....          Fee             1979        8.00        84,180       348,000      4.13
Kmart Cape Girardeau,
  MO......................          Fee          1974/1991      5.68        79,856       169,000      2.11         36,000
Kmart Janesville, WI......          Fee          1968/1991     13.78       104,000       161,000      1.55         89,000
Kmart Madison, WI.........          Fee          1968/1991     12.53       106,058       250,000      2.36         33,000
Kmart Milwaukee, WI.......          Fee             1971       11.23       117,791       280,000      2.38
Kmart Oshkosh, WI.........          Fee          1968/1992     10.00       104,000       161,000      1.55         76,000
                                                              ------     ---------    ----------                 --------
    TOTAL FREESTANDING
      STORES..............                                    209.00     1,896,238    $5,331,000                 $514,000
                                                              ======     =========    ==========                 ========


                            PERCENT         ANCHOR TENANTS
                            LEASED        (LEASE EXPIRATION/
         PROPERTY           OF GLA        OPTION EXPIRATION)
         --------           -------       ------------------
Kmart Colma, CA...........   100.0%        Kmart (2011/2061)
Kmart Chicago, IL.........   100.0         Kmart (2011/2061)
Kmart Fairview Hgts, IL...   100.0         Kmart (2001/2051)
Kmart Franklin Park, IL...   100.0         Kmart (2011/2061)
Kmart Lansing, IL.........   100.0         Kmart (2011/2061)
Kmart Lincoln, IL.........                        (4)
Kmart Loves Park, IL......   100.0         Kmart (2011/2026)
Kmart New Lenox, IL.......   100.0         Kmart (2011/2061)
Kmart Rockford, IL........   100.0         Kmart (2011/2061)
Kmart Valparaiso, IN......   100.0         Kmart (2011/2050)
Arkansas City, KS.........                        (4)
Emporia, KS...............   100.0       Big Lots (2002/2007)
Food Bonanza..............   100.0     Food Bonanza (2002/2029)
  Garden City, KS
Great Bend, KS............                        (4)
Orscheln Farm Supply......   100.0       Orscheln Farm Supply
  Hayes, KS                                   (2004/2014)
Food 4 Less...............   100.0      Food 4 Less (2001/2026)
  Independence, KS
Standard Supply...........   100.0    Standard Supply (2003/2013)
  Liberal, KS
Kmart Salina, KS..........   100.0         Kmart (2011/2061)
Kmart Forestville, MD.....   100.0         Kmart (2011/2061)
Kmart Cape Girardeau,
  MO......................   100.0         Kmart (2011/2061)
Kmart Janesville, WI......   100.0         Kmart (2003/2038)
Kmart Madison, WI.........   100.0         Kmart (2002/2022)
Kmart Milwaukee, WI.......   100.0         Kmart (2011/2061)
Kmart Oshkosh, WI.........   100.0         Kmart (2003/2038)
    TOTAL FREESTANDING
      STORES..............

-------------------------
(1) Total annualized base rents of the Company for leases signed as of December 31, 1997, excluding (i) percentage rents, (ii) additional amounts payable by tenants such as common area maintenance, real estate taxes and other expense reimbursements and (iii) future contractual rent escalations or cost of living increases.

(2) Based upon leased and occupied space at December 31, 1997.

(3) Based on percentage rent income recognized in 1997.

(4) The leases on these stores were terminated effective November 1, 1995 as part of an agreement with Kmart and these properties are currently vacant.

                            ENTERTAINMENT FACILITIES

                                                                              GROSS                     AVERAGE
                                  OWNERSHIP                                  LEASABLE       TOTAL         BASE
                                  INTEREST            YEAR        LAND         AREA      ANNUALIZED     RENT PER      ANNUAL
                                 (EXPIRATION       DEVELOPED/     AREA        (GLA)         BASE          SQ.       PERCENTAGE
         PROPERTY              INCL. OPTIONS)      RENOVATED     (ACRES)    (SQ. FT.)      RENT(1)       FT.(2)      RENT(3)
         --------              --------------      ----------    -------    ---------    ----------     --------    ----------
Melrose Park,IL............  Ground Lease (2048)      (4)         10.90       122,450    $    53,000     $ 2.05
North Aurora, IL...........          Fee              (4)          11.36        4,856         60,000       1.75     $   10,000
Southwind Theater Lawrence,
  KS.......................          Fee             1997          7.89        42,497        587,000      13.81
                                                                 ------     ---------    -----------                ----------
    TOTAL ENTERTAINMENT
      FACILITIES...........                                       30.15       169,803        700,000                    10,000
                                                                 ------     ---------    -----------                ----------
    TOTAL(5)...............                                      605.94     5,652,676    $24,224,000                $1,177,000
                                                                 ======     =========    ===========                ==========


                             PERCENT
                             LEASED            ANCHOR TENANTS
                               OF            (LEASE EXPIRATION/
         PROPERTY              GLA           OPTION EXPIRATION)
         --------            -------         ------------------
Melrose Park,IL............    18.7%           Cinemark USA(4)
North Aurora, IL...........   100.0            Cinemark USA(4)
Southwind Theater Lawrence,
  KS.......................   100.0     Hollywood Theater (2017/2027)
    TOTAL ENTERTAINMENT
      FACILITIES...........
    TOTAL(5)...............

-------------------------
(1) Total annualized base rents of the Company for leases signed as of December 31, 1997, excluding (i) percentage rents, (ii) additional amounts payable by tenants such as common area maintenance, real estate taxes and other expense reimbursements and (iii) future contractual rent escalations or cost of living expenses.

(2) Based upon leased and occupied space at December 31, 1997.

(3) Based on percentage rent income recognized in 1997.

(4) These Properties are being redeveloped into multiplex theater complexes under agreement with Cinemark USA. See section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for further discussion.

(5) Excludes the Sandor Acquisition and the Westland Acquisition.

                 RECENT COMMUNITY SHOPPING CENTER ACQUISITIONS

                                 OWNERSHIP                                 GROSS         TOTAL       AVERAGE
                                  INTEREST         YEAR                   LEASABLE    ANNUALIZED       BASE        ANNUAL
                                (EXPIRATION     DEVELOPED/   LAND AREA   AREA (GLA)      BASE        RENT PER    PERCENTAGE
          PROPERTY             INCL. OPTIONS)   RENOVATED     (ACRES)    (SQ. FT.)      RENT(1)     SQ. FT.(2)    RENT(3)
          --------             --------------   ----------   ---------   ----------   ----------    ----------   ----------
Westland Acquisition
  Westland Shopping Center
    Westland, MI.............    Fee              1996          6.99        85,000    $   893,000     $10.51
Sandor Acquisition
  Wal-Mart Plaza
    Champaigne, IL...........    Fee              1994          1.00        11,458        131,000      11.08
    Jacksonville, IL.........    Fee              1995          6.89        52,880        498,000       9.42
    Crawfordsville, IN.......    Fee            1991/1996      11.32        25,750        214,000      10.34
    Decatur, IN..............    Fee            1994/1997       5.80        36,300        337,000       9.21
    Huntington, IN...........    Fee              1995          1.00        12,485        120,000       9.61
    Chanute, KS..............    Fee              1995          1.00        15,447        113,000       7.95
    El Dorado, KS............    Fee              1996          1.70        20,000        159,000       9.64
    Benton Harbor, MI........    Fee              1995          1.30        14,280        143,000      10.01
    Owosso, MI...............    Fee            1993/1996      10.00        60,324        535,000       8.87
    Sturgis, MI..............    Fee              1994          1.00        12,000        123,000      10.25
    Little Falls, MN.........    Fee              1996          1.00        12,456        109,000       9.94
    Mansfield, OH............    Fee            1993/1998       3.90        55,316        568,000      11.16
                                                              ------     ---------    -----------                ----------
      TOTAL RECENT COMMUNITY
         SHOPPING CENTER
         ACQUISITIONS........                                  52.90       413,696    $ 3,943,000
                                                              ------     ---------    -----------                ----------
      GRAND TOTAL............                                 658.84     6,066,372    $28,167,000                $1,177,000
                                                              ======     =========    ===========                ==========


                               PERCENT           ANCHOR TENANTS
                               LEASED          (LEASE EXPIRATION/
          PROPERTY             OF GLA          OPTION EXPIRATION)
          --------             -------         ------------------
Westland Acquisition
  Westland Shopping Center
    Westland, MI.............     100%    Dick's Sporting Goods (2011)
Sandor Acquisition
  Wal-Mart Plaza
    Champaigne, IL...........     100         Wal-Mart(4)/Sam's(4)
    Jacksonville, IL.........     100     Wal-Mart(4)/Country Market(4)
    Crawfordsville, IN.......      80              Wal-Mart(4)
    Decatur, IN..............      96              Wal-Mart(4)
    Huntington, IN...........     100              Wal-Mart(4)
    Chanute, KS..............      92              Wal-Mart(4)
    El Dorado, KS............      84              Wal-Mart(4)
    Benton Harbor, MI........     100         Wal-Mart(4)/Lowe's(4)
    Owosso, MI...............     100              Wal-Mart(4)
    Sturgis, MI..............     100              Wal-Mart(4)
    Little Falls, MN.........      88              Wal-Mart(4)
    Mansfield, OH............      92              Wal-Mart(4)
      TOTAL RECENT COMMUNITY
         SHOPPING CENTER
         ACQUISITIONS........
      GRAND TOTAL............


-------------------------
(1) Total annualized base rents of the Company for leases signed as of May 29, 1998, excluding (i) percentage rents, (ii) additional amounts payable by tenants such as common area maintenance, real estate taxes and other expense reimbursements and (iii) future contractual rent escalations or cost of living increases.

(2) Based upon leased and occupied space at May 29, 1998.

(3) Based on percentage rent income recognized in 1997.

(4) These stores and the underlying pads are owned and managed by independent third parties.

MAJOR TENANTS

     As one of the original developers of properties for Kmart and a leader in the shopping center industry, the Company has established long-standing relationships with Kmart and other national and regional retailers, many of which lease space in the Properties.

     Kmart

     Kmart is one of the world's largest mass merchandise retailers. The dominant portion of Kmart's operations is in a single industry: general merchandise retailing. As of January 29, 1997, Kmart operated 2,134 discount stores, including 96 Super Kmart centers.

     Senior unsecured debt securities of Kmart were recently upgraded from Ba3 to Ba2 by Moody's Investor Services, Inc. (out of a range of Aaa (highest) to D) and from BB- to BB by Standard & Poor's Corporation (out of a range of AAA (highest) to D).

     Kmart is the Company's most significant tenant and is currently leasing 33 Properties from the Company. These Properties represented 54.0% of the Company's GLA and 35.7% of the Company's annualized base rent at December 31, 1997. At the time of the IPO, Kmart represented 77.5% of the Company's GLA and 59.6% of the Company's annualized base rent. Although the Company has a long standing relationship with Kmart, it has actively sought to diversify its tenant base and reduce the portion of its portfolio that is related to Kmart. These efforts have successfully reduced Kmart's percentage of the Company's GLA and annualized base rent since the IPO by approximately 30% and 40%, respectively.

     Twenty-five of the 33 Kmart leased Properties have lease expirations in 2011 and options to extend the leases beyond this date. The Company has one Property leased to Kmart for which the lease expires in September 1998. This Property is located in Gary, Indiana and is currently sub-leased to a non-retail user. Kmart has informed the Company that it will not renew this lease, however, the Company is negotiating with the current sub-lessee regarding the purchase of the Company's interest in the Property at the end of the lease.

     In connection with its stated intention of reducing its concentration with Kmart, the Company has taken a number of steps with Kmart intended to reduce the risk and increase the stability of the Kmart portfolio. In late 1994, Kmart announced a restructuring and store closing program. The Company initiated discussions during 1995 with Kmart in connection with its restructuring and store closing program. These discussions addressed Kmart stores in the Company's portfolio that Kmart was interested in closing as well as other Properties under lease to Kmart. The result of the discussions was an extensive, mutually beneficial agreement affecting 16 of the Properties (the "Agreement"). The principal terms of this Agreement are as follows:

     (i) the Company terminated leases on 5 stores and received a cash payment in October 1995 of $2.56 million (which represented approximately 75% of the present value of the remaining lease payments on the 5 stores);

     (ii) the Company assumed sub-leases at 3 locations at which Kmart was the sub-lessor;

     (iii) the Company amended certain lease provisions on 4 other Kmart Properties to provide the Company with more favorable real estate tax recovery terms; and

     (iv) the Company received pre-approval to develop outlots at 7 Kmart Properties and retain all of the revenue generated from these outlots.

          Lease Terminations

          The Agreement provided for the termination of 5 leases on the Company's freestanding stores located in Arkansas City, Emporia, Great Bend and Liberal, Kansas and in Lincoln, Illinois. These stores had been closed previously by Kmart, but had remaining lease terms ranging from 4.5 to 7 years. In turn, the Company received a cash payment of $2.56 million which represented approximately 75% of the net present value of the remaining rental income for these 5 Properties. The Company has subsequently re-leased 2 of the Properties, Liberal to Standard Supply in November 1995, and Emporia to Consolidated

     Stores in November 1996, at rental rates slightly in excess of those under the previous Kmart leases. The Company intends to re-lease the remaining 3 locations. The cash payment is being recognized as income on a straight line basis over a 6 year period which represents the weighted average remaining life of the terminated Kmart leases.

          Subleased Stores

          Kmart previously sublet stores in Garden City, Hayes and Independence, Kansas to certain local and regional retail operators. The economic terms of these subleases approximated the underlying leases which Kmart had with the Company. Under the Agreement, the Company assumed these subleases from Kmart and released Kmart from any further obligations thereunder.

          Real Estate Tax Recoveries

          Leases with Kmart at 4 of the Properties were gross leases whereby the Company was responsible for payment of all real estate taxes. Under the Agreement, these leases were amended to provide that Kmart pay the amount by which the real estate taxes for the year exceeded any percentage rent due for that year. This provision was phased in over a 2 year period, will remain in place for the duration of each lease and will increase the revenue of the Company.

          Outlots

          Under the Agreement, the Company acquired the right to, and obtained pre-approval to, develop 7 outlots at existing Kmart stores. The Company will receive all of the economic benefits and burdens of such outlots. Three outlots have been developed to date, providing the Company with $93,000 of incremental annualized revenue.

     Wal-Mart

     Wal-Mart, a chain of discount department stores, is America's largest retailer measured by total revenues. During the fiscal year ended January 31, 1997, Wal-Mart had net sales of $105 billion. Domestically, at January 31, 1997, Wal-Mart operated 1,960 stores.

     Senior unsecured debt securities of Wal-Mart are rated Aa2 by Moody's Investor Services, Inc. (out of a range of Aaa (highest) to D) and AA by Standard & Poor's Corporation (out of a range of AAA (highest) to D). Wal-Mart's commercial paper is rated P1 by Moody's Investor Services, Inc. (out of a range of P1 (highest) to no rating) and A-1+ by Standard & Poor's Corporation (out of a range of A-1+ (highest) to no rating.)

SUMMARY OF MAJOR TENANTS

     The following table sets forth as of December 31, 1997, with respect to the Properties leased to anchor and/or national tenants which individually accounted for more than 1.0% of the Company's minimum rent, (i) the number of stores for each such tenant, (ii) the amount of GLA leased by each such tenant, (iii) the percentage of GLA which was leased by each such tenant, (iv) the 1997 gross annual rent represented by each such tenant, (v) the percentage of the Company's total 1997 gross annual rents which was represented by each such tenant, (vi) the December 31, 1997 annualized base rent represented by each tenant and (vii) the percentage of the Company's total December 31, 1997 annualized base rent which was represented by each such tenant:

                                                                                                        PERCENTAGE OF
                                      GLA                      GROSS      PERCENTAGE OF                     TOTAL
                        NUMBER      (SQUARE    PERCENTAGE     ANNUAL       TOTAL GROSS    ANNUALIZED     ANNUALIZED
TENANT(1)              OF STORES     FEET)       OF GLA       RENT(2)      ANNUAL RENT     BASE RENT      BASE RENT
---------              ---------    -------    ----------     -------     -------------   ----------    -------------
Kmart................     33       3,054,546      54.0%     $ 9,470,000       37.5%       $ 8,640,000       35.7%
Wal-Mart.............      5         400,602       7.1        1,688,000        6.7          1,598,000        6.6
Toys "R" Us..........      3          85,535       1.5          823,000        3.3            823,000        3.4
Cineplex-Odeon.......      1          35,280       0.6          617,000        2.4            617,000        2.5
Hollywood Theater....      1          42,497       0.8          587,000        2.3            587,000        2.4
Best Buy.............      1          36,586       0.6          485,000        1.9            485,000        2.0
Levitz...............      1          96,268       1.7          433,000        1.7            433,000        1.8
Jay C. Foods.........      2          72,171       1.3          370,000        1.5            370,000        1.5
Sports Authority.....      1          42,610       0.8          362,000        1.4            362,000        1.5
Sportmart(3).........      1          36,495       0.6          356,000        1.4            356,000        1.5
1/2 Off Card Shop....      2          26,475       0.5          307,000        1.2            307,000        1.3
Roundy's.............      1          52,477       0.9          289,000        1.1            289,000        1.2
                          --       ---------      ----      -----------       ----        -----------       ----
TOTAL................     52       3,981,542      70.4%     $15,787,000       62.4%       $14,867,000       61.4%
                          ==       =========      ====      ===========       ====        ===========       ====

-------------------------
(1) The Sandor Acquisition and the Westland Acquisition occurred after December 31, 1997; thus, the effect of these acquisitions is not included in the table. See "Recent Developments."

(2) Gross annual rent represents annualized base rent at December 31, 1997 plus percentage rents for the period ended December 31, 1997.

(3) Subsidiary of Dick's Sporting Goods.

TENANT LEASE EXPIRATIONS AND RENEWALS

     The following table shows tenant lease expirations at the Properties through the year 2003, assuming that none of the tenants exercises any renewal option.

                          LEASE EXPIRATION SCHEDULE(1)

                                                                                        ANNUALIZED 1997 BASE
                                                              GROSS LEASABLE AREA         RENTAL INCOME(2)
                   LEASE                         NO. OF     -----------------------    -----------------------
                 EXPIRATION                      LEASES     APPROXIMATE    PERCENT                    PERCENT
                    YEAR                        EXPIRING    SQUARE FEET    OF TOTAL      AMOUNT       OF TOTAL
                 ----------                     --------    -----------    --------      ------       --------
1998........................................       41          280,581        5.0%     $ 1,229,000       5.1%
1999........................................       48          302,068        5.3        1,933,000       8.0
2000........................................       44          133,384        2.4        1,455,000       6.0
2001........................................       34          342,575        6.1        1,749,000       7.2
2002........................................       34          521,595        9.2        2,263,000       9.3
2003........................................       25          487,841        8.6        1,895,000       7.8
                                                  ---        ---------       ----      -----------      ----
Total through 2003..........................      226        2,068,044       36.6%     $10,524,000      43.4%
                                                  ===        =========       ====      ===========      ====

-------------------------
(1) The Sandor Acquisition and the Westland Acquisition occurred after December 31, 1997; thus, the effect of these acquisitions is not included in the table. See "Recent Developments."

(2) Amounts are computed using annualized base rent at December 31, 1997 and do not include future rent increases, if any.

OPTIONS TO PURCHASE GRANTED TO CERTAIN TENANTS

     Four of the Properties are subject to purchase options granted to certain tenants as follows:

          - The freestanding store in Milwaukee, Wisconsin is subject to a purchase option at a fixed price of $1.4 million, exercisable at any time after January 1, 1997, while the lease remains in effect. For 1997, $280,000 of rental income and $279,000 of net operating income were attributable to this Property.

          - The freestanding store in Rockford, Illinois is subject to a purchase option at a fixed price of $1.3 million, exercisable at any time after December 1, 1997, while the lease remains in effect. For 1997, $292,000 of rental income and $289,000 of net operating income were attributable to this Property.

          - A tenant which leases 20,000 square feet of GLA at the community shopping center in Marshfield, Wisconsin has a purchase option for its premises at a fixed price of $117,000, exercisable throughout the term of its lease (which lease, including renewal options, will terminate in November 2006). For 1997, $14,000 of rental income was attributable to this tenant.

          - The freestanding store in Liberal, Kansas is subject to a purchase option at a fixed price of $325,000 upon expiration of the primary term of the lease on April 30, 2003. For 1997, $89,000 of rental income and $83,000 of net operating income were attributable to this Property.

     The Company believes that even if all of the purchase options are exercised, such exercise will not have a material adverse effect upon the operations of the Company or its ability to maintain its distribution policy. In addition, if any purchase option is exercised, the Company intends to either distribute the cash proceeds to its shareholders or reinvest the cash proceeds in additional properties. No assurance can be given that such distribution or reinvestment will occur.

RENTAL REVENUES

     Substantially all of the income from the Properties consists of rent received under long-term leases. In addition, the leases provide for payment from tenants of a pro rata share of the real estate taxes, insurance, utilities and common area maintenance of the Property ("expense reimbursements"). A substantial number of leases at the Properties also provide for the payment of percentage rents. Percentage rents represented 3.0% of the Company's total rental revenue, or approximately $1.2 million, for the year ended December 31, 1997.

CAPITAL EXPENDITURES

     The Properties are subject to regular physical maintenance and renovation where necessary, to preserve and enhance their value. These projects usually include renovating existing facades, installing uniform signage, repairing roofs, resurfacing parking lots and increasing parking lot lighting. In addition to repair and maintenance costs (which are expensed as incurred), the Company has budgeted approximately $1.138 million (net of tenant recoveries) for capital improvements to the Properties in 1998. In 1997, 1996 and 1995 the Company spent $1.039 million, $1.261 million and $472,000, respectively, on capital expenditures.

COMPETITION

     All of the Properties are located in areas which have community shopping centers and other retail facilities. Generally, there are other neighborhood and community shopping centers within close proximity of a Property. The amount of rentable retail space in an area could have a material adverse effect on the amount of rent charged by the Company and on the Company's ability to rent vacant space and/or renew leases. There are numerous commercial developers, real estate companies, REITs and major retailers that compete with the Company in seeking land for development, properties for acquisition and tenants for properties, some of which may have greater financial and other resources than the Company and may have operating or development experience greater than that of the Company and its officers. There are numerous shopping facilities that compete with the Properties in attracting retailers to lease space. In addition, retailers at the Properties face increasing competition from outlet malls, discount shopping clubs, catalog companies, direct mail and telemarketing.

EMPLOYEES

     Virtually all operating and administrative functions of the Company, including leasing, finance, accounting and data processing, are performed in-house either by or under the supervision of the Company's executive officers. The Company employs approximately 19 full-time persons at its corporate headquarters in Michigan, and its relationship with all of its employees is good.

     None of the Company's executive officers intends, or will be permitted, without the prior approval of the Board of Directors, to engage in, while he is an officer or director of the Company (and for one year thereafter in Mr. Gramer's case), the acquisition, development or management of commercial real estate except through the Company.

LEGAL PROCEEDINGS

     The Company is not presently involved in any litigation nor, to its knowledge, is any litigation threatened against the Company or any of the Properties, except for routine litigation arising in the ordinary course of business which, in the opinion of the executive officers of the Company, would not have a material adverse effect on the Company.

INSURANCE

     The Company believes that the Properties are covered by adequate fire, flood, earthquake, tornado and property insurance provided by reputable companies and with commercially reasonable deductibles and limits. Such coverage will also be obtained with respect to any additional properties acquired by the Company in the future. The Company will maintain a blanket policy to cover all of its properties with an insurance company or companies having an A.M. Best rating of A+ or higher. The Company has obtained title insurance relating to the Properties in an aggregate amount which the Company believes to be adequate to protect the Company's interest in the Properties.

                             MORTGAGE INDEBTEDNESS


     The following table sets forth certain information regarding the Company's debt outstanding as of June 22, 1998, and December 31, 1997 and 1996.



                                                                                             BALANCE
                                                                                   ----------------------------
                                                                                   JUNE 22,     DECEMBER 31,
                                                                                   --------   -----------------
       MORTGAGES             COLLATERAL          INTEREST RATE     MATURITY DATE     1998      1997      1996
       ---------             ----------          -------------     -------------     ----      ----      ----
                                                                                          (IN THOUSANDS)
Greenwich Capital Line
  of Credit............  16 Properties         LIBOR + 150 Basis   November 1999   $ 19,050   $ 4,700   $
                                               Points
UDAG Loan..............  Bricktown Square      5% increasing to    March 2023         8,048     8,097     8,193
                                               9%
Securitized Mortgage
  Loan.................  25 Properties         7.57%(1)            August 2002       63,000    63,000    63,000
Daiwa Finance Corp. ...  The Shops at          8.18%               February 2007     12,742    12,788    12,450
                         Fairlane Meadows
First Chicago NBD Line
  of Credit............  Orchard-14            LIBOR +200          March 1999         1,000
                         Shopping Center       Basis Points
Bloomfield Acceptance
  Company..............  12 Properties         7.43%               May               18,000
                                                                   2013
Wells Fargo Bank.......  Westland Shopping     8.02%               November 2007      5,872
                         Center
                                                                                   --------   -------   -------
TOTAL MORTGAGES........                                                            $127,712   $88,585   $83,643
                                                                                   ========   =======   =======
Convertible
  Debentures...........                                                            $ 55,004   $56,680   $61,285
                         None                  9.5%                July 2004       ========   =======   =======
Convertible Notes......                                                            $ 27,000   $27,000   $27,000
                         Bricktown Square      8.5%                July 2003       ========   =======   =======


-------------------------
(1) Overall blended rate. The interest rates on four different tranches are either fixed or capped through the use of interest rate caps and floors.

     Approximate scheduled principal payments for the years subsequent to December 31, 1997 are as follows (in thousands):


1998 (subsequent to June 22, 1998)..........................  $    244
1999........................................................    20,487
2000........................................................       470
2001........................................................       505
2002........................................................    63,542
2003 and thereafter.........................................   124,468
                                                              --------
     Total..................................................  $209,716
                                                              ========


                              RECENT DEVELOPMENTS

ACQUISITIONS, REDEVELOPMENTS, DEVELOPMENTS AND LEASING


     As of June 22, 1998 the following were either under construction or recently completed:


     Melrose Park, Illinois -- The Company executed a 20-year lease having an annual rental of $963,000 with Cinemark USA for a 58,000 square foot 10 plex entertainment facility. The theater is under construction and is expected to open in November 1998 at a total cost to the Company of $4.2 million.

     North Aurora, Illinois -- The Company executed a 20-year lease having an annual rental of $746,000 with Cinemark USA for a 60,000 square foot 17 plex entertainment facility. The theater is under construction and is expected to open in July 1998 at a total cost to the Company of $4.3 million.

     Westland, Michigan -- In February 1998, the Company acquired the 85,000 square foot Westland Shopping Center in Westland, Michigan for $7.9 million. The community shopping center has Dick's Sporting Goods and MedMax as its anchor tenants, and at May 29, 1998, 100% of the GLA at the center was leased.


     Sandor Acquisition -- In May 1998, the Company acquired twelve community shopping centers located in: Indiana (3), Michigan (3), Illinois (2), Kansas
(2), Minnesota (1) and Ohio (1) for $29.5 million. These Properties have Maurice's, Fashion Bug and Dollar Tree as major tenants, contain a total of 328,000 square feet of GLA and are anchored by a Wal-Mart (each Wal-Mart store and its underlying pad are owned and managed by an independent third party). At May 29, 1998, 95.3% of the GLA in the Sandor Acquisition was leased. In addition, pursuant to the Sandor Acquisition purchase agreement, the Company agreed to acquire a community shopping center located in Decatur, Illinois for $4.2 million that contains over 40,000 square feet of GLA and has Wal-Mart and Sam's Club as anchor tenants (the stores and their underlying pads are owned and managed by independent third parties). The acquisition of the Decatur, Illinois property is scheduled to close in November 1998 after the seller completes a redevelopment of the property.


LOCATIONS OF THE SANDOR COMMUNITY SHOPPING CENTERS


                                                                    GROSS LEASABLE   PERCENT OF GLA LEASED
                   STATE                     NUMBER OF PROPERTIES   AREA (SQ FT.)     AS OF MAY 29, 1998
                   -----                     --------------------   --------------   ---------------------
Indiana....................................            3                75,000                93.0%
Michigan...................................            3                87,000               100.0%
Illinois(1)................................            2                64,000               100.0%
Kansas.....................................            2                35,000                87.5%
Minnesota..................................            1                12,000                88.0%
Ohio.......................................            1                55,000                92.0%
                                                      --               -------
Total......................................           12               328,000                95.3%
                                                      ==               =======


-------------------------
(1) Does not include the community shopping center in Decatur, Illinois, the purchase of which is scheduled to close in November 1998.

ANNUALIZED BASE RENT OF THE SANDOR COMMUNITY SHOPPING CENTERS(1)

     The following is a breakdown of annualized base rent as of May 29, 1998 for the properties by type of tenant:


                                                    ANNUALIZED BASE RENT    PERCENT OF TOTAL ANNUALIZED
                  TYPE OF TENANT                    AS OF MAY 29, 1998(2)   BASE RENT AS OF MAY 29, 1998
                  --------------                    ---------------------   ----------------------------
National..........................................       $1,610,000                     52.8%
Regional..........................................          255,000                      8.4
Local.............................................        1,185,000                     38.8
                                                         ----------                    -----
Total.............................................       $3,050,000                    100.0%
                                                         ==========                    =====


-------------------------
(1) Does not include the community shopping center in Decatur, Illinois, the purchase of which is scheduled to close in November 1998.

(2) "Annualized Base Rent" of the Company as of May 29, 1998 is determined by multiplying by 12 the monthly rent as of that date, but excluding from the monthly rent (i) percentage rents, (ii) additional rent payable by tenants such as common area maintenance, real estate taxes and other expense reimbursements and (iii) future contractual rent increases.

MAJOR TENANTS AT THE SANDOR COMMUNITY SHOPPING CENTERS(1)

     The following table sets forth certain information with respect to the major tenants at the properties as of May 29, 1998:


                                                                                      PERCENT OF TOTAL
                                                NUMBER OF   ANNUALIZED BASE RENT    ANNUALIZED BASE RENT
                    TENANT                       LEASES     AS OF MAY 29, 1998(2)    AS OF MAY 29, 1998
                    ------                      ---------   ---------------------   --------------------
Maurice's.....................................      8            $  335,000                 11.0%
Fashion Bug...................................      3               294,000                  9.6
On Cue Records................................      5               189,000                  6.2
Dollar Tree...................................      5               183,000                  6.0
Rentway.......................................      3               107,000                  3.5
Famous Footwear...............................      2                99,000                  3.2
GNC...........................................      6                97,000                  3.2
                                                   --            ----------                 ----
Total.........................................     32            $1,304,000                 42.7%
                                                   ==            ==========                 ====


-------------------------
(1) Does not include the community shopping center in Decatur, Illinois, the purchase of which is scheduled to close in November 1998.

(2) "Annualized Base Rent" of the Company as of May 29, 1998 is determined by multiplying by 12 the monthly rent as of that date, but excluding from the monthly rent (i) percentage rents, (ii) additional rent payable by tenants such as common area maintenance, real estate taxes and other expense reimbursements and (iii) future contractual rent increases.

FINANCINGS

     In November 1997, the Company entered into the Greenwich Capital Line, a $25 million revolving loan agreement secured by 16 Properties. The Greenwich Capital Line bears interest at LIBOR plus 150 basis points and may be increased to $50 million with the pledge of additional collateral.

     In February 1998, the Company assumed a $5.9 million secured term loan with Wells Fargo Bank in connection with the Westland Acquisition. The loan is secured by the Westland Shopping Center and bears interest at 8.02%.

     In April 1998, First Chicago NBD entered into a $4.5 million secured line of credit with the Company. The line of credit is collateralized by the Company's shopping center in Farmington Hills, Michigan and bears interest at LIBOR plus 200 basis points or in certain instances the bank's prime rate.

     In May 1998, the Company entered into an $18 million secured mortgage loan with Bloomfield Acceptance Company secured by the 12 Properties acquired in the Sandor Acquisition. This loan bears interest at 7.43%.

                  POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

     The following is a discussion of the Company's acquisition and investment policies, financing policies and policies with respect to certain other activities. The Company's policies with respect to these activities have been determined by the executive officers of the Company and may be amended or revised from time to time at the discretion of the Board of Directors without a vote of the shareholders of the Company.

ACQUISITION AND INVESTMENT POLICIES

     The Company's investment objective is to increase cash flow and the value of its portfolio of properties and to seek continued growth through the selective acquisition, development, redevelopment and renovation of income-producing real estate properties, primarily community shopping centers. Management believes that opportunities to acquire existing community shopping centers and other retail properties are and will continue to be available to buyers, such as the Company, with access to the capital markets.

     The Company's primary investment objective is to acquire high quality, well-located community shopping centers and other retail properties with attractive initial yields and strong prospects for future cash flow growth and capital appreciation. To the extent that the Company acquires such properties in geographical areas where it has an established presence, the Company expects to be able to manage such additional community shopping centers without a substantial increase in operating and management costs.

     The Company will continue to concentrate its acquisition activities in the markets where its Properties are presently located in order to take maximum advantage of its knowledge of such markets and its working relationships with tenants whose stores serve these markets. The Company believes that its focus on community shopping centers that are anchored by national or regional credit tenants with long-term leases that are located in select geographic areas has enabled its Properties to compete favorably in their respective retail trade areas, factors which have contributed to the Company's stability and ability to maintain its occupancy rate and cash flow levels. The Company's ability to evaluate an acquisition opportunity, together with its research to determine an appropriate tenant mix for a specific site and the Company's overall knowledge of the retail market, have allowed it to develop and operate successful Properties.

     The Company plans to continue, on a limited basis, the business of managing commercial properties for third parties. Through such management activities, the Company expects to be able to identify properties which potentially represent attractive acquisition opportunities and are complementary to the Company's current portfolio.

     The Company also plans to undertake selective development of community shopping centers and other commercial properties. Development and redevelopment have in the past been primary components of the Company's business. The Company developed or redeveloped 45 of the Properties. The Company's management believes that its development experience will enable the Company to take advantage of attractive development opportunities that may rise in the future.

FINANCING POLICIES

     In order to most effectively pursue its acquisition and development and operating strategies, the Company intends to maintain a capital structure with a ratio of long-term debt (excluding its outstanding convertible debentures and convertible notes) to total market capitalization of no more than 50%. At March 31, 1998, the Company had a long-term debt (excluding its outstanding convertible debentures and convertible notes) to total market capitalization ratio of approximately 39% (73% if its outstanding convertible debentures and convertible notes were included as long-term debt). Fluctuations in the market price of the Company's Common Stock, however, may cause this ratio to vary. Additionally, the Company may from time to time re-evaluate its debt capitalization policy in light of then current economic conditions, relative costs of debt and equity capital, the market values of its Properties, growth and acquisition opportunities and other factors, and the Company may modify its debt financing policy and may increase or decrease its ratio of long-term debt to total market capitalization. The Company has established its financing policies relative to the total market capitalization of the Company rather than relative to the book value of the Company's assets, a comparison that is frequently employed by others. The Company uses market capitalization because management believes that the book value of the Company's assets does not accurately reflect the fair market value of such assets or the Company's ability to borrow and to meet debt service requirements. The market capitalization of the Company, however, is more variable than book value and does not necessarily reflect the fair market value of the underlying assets of the Company at all times.

     The Company intends to seek additional debt as required by its operations through public or private markets utilizing structured financings, unsecured debt sold to the public or private investors, traditional mortgage debt on its properties and lines of credit in a manner consistent with its debt financing policy. The mortgages may be recourse, non-recourse or cross-collateralized and may contain cross-default provisions. The Company does not have a policy limiting the number of mortgages that may be placed on, or the amount of indebtedness that may be secured by, any particular property, but mortgage financing instruments usually limit additional indebtedness on such properties.

     The Company intends to finance its acquisitions and developments with the most appropriate sources of capital, which may include undistributed funds otherwise available for distribution, the issuance of equity securities, bank and other institutional borrowings and the issuance of debt securities.

WORKING CAPITAL RESERVES

     The Company intends to maintain working capital reserves (and when not sufficient, access to borrowings) in amounts that the Board of Directors determines to be adequate to meet normal contingencies in connection with the operation of the Company's business and investments.

OTHER OPERATING POLICIES

     The Company intends to operate in a manner that will not subject it to regulation under the Investment Company Act of 1940. The Company does not intend to (i) invest in the securities of other issuers for the purpose of exercising control over such issuers; (ii) underwrite securities of other issuers; or (iii) actively trade in loans or other investments.

     The Company does not intend to engage in any related party transactions. In addition, none of the Company's executive officers intends, or will be permitted, without the prior approval of the Board of Directors, to engage while he is an officer or director of the Company (and for one year thereafter in Mr. Gramer's case) in the acquisition, development or management of commercial real estate other than through the Company.

     The Company may, under certain circumstances, purchase its shares of Common Stock in the open market, if such purchases are approved by the Board of Directors. The Board of Directors has authorized the Company to repurchase up to 755,000 of its shares of Common Stock. During 1995 and 1996, the Company acquired 468,000 shares of Common Stock at an average price per share of $13.18. No shares were purchased in 1997 or 1998 as of the date of this Prospectus. The Company does not intend to purchase any shares of Common Stock at the current price.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The Board of Directors of the Company consists of five members, four of whom are "Independent," as defined in the Articles (that is, not affiliated with the Company). Under the Articles, at least three of the Company's Directors must be independent. All Directors of the Company serve terms of one year or until the election of their respective successor. Officers serve at the pleasure of the Board of Directors.

     The Directors and executive officers of the Company are as follows:

NAME                                            AGE                         TITLE
----                                            ---                         -----
Anthony S. Gramer...........................    55     President, Chief Executive Officer and Director
Michael K. Kaline...........................    35     Vice President
Elliott J. Broderick........................    40     Chief Accounting Officer
Robert D. Kemp, Jr.(1)(2)...................    57     Director
William McBride III(1)(3)...................    38     Director
William F. Pickard(1)(2)....................    57     Director
Richard T. Walsh(1)(3)......................    62     Director

-------------------------
(1) Independent director

(2) Member of Compensation Committee

(3) Member of Audit Committee

     Set forth below is biographical information for the executive officers and the members of the Board of Directors.

     Anthony S. Gramer is the President, Chief Executive Officer and a Director of the Company, as well as an associate real estate broker of the Company. Mr. Gramer joined the Company in 1981 and acquired the Company in 1986. From 1972 until 1981, Mr. Gramer served in various executive capacities at companies in the real estate, banking and mortgage industries. Prior to 1972, Mr. Gramer was a member of the audit staff of

Touche Ross & Co., now known as Deloitte & Touche. Mr. Gramer is also a past chairman of the legislative committee of the Mortgage Bankers Association of Michigan. Mr. Gramer has been a Director of the Company since 1986.

     Michael K. Kaline serves as Vice President of the Company. Since joining the Company in 1984, Mr. Kaline has been responsible for overseeing the leasing of the entire portfolio of the Company. In addition, Mr. Kaline is responsible for acquisition, development, and property management and is an associate real estate broker of the Company.

     Elliott J. Broderick is the Chief Accounting Officer of the Company and oversees the accounting and reporting functions of the Company, as well as regulatory and tax compliance, short-term investments, information systems and fiscal planning and budgets. Prior to joining the Company in 1991, Mr. Broderick was employed for seven years by Plante & Moran, Michigan's largest regional CPA firm. Mr. Broderick is a certified public accountant and a licensed real estate salesperson and is a member of the American Institute of Certified Public Accountants and the Michigan Association of Certified Public Accountants.

     Robert D. Kemp, Jr. is a co-founder of Wilson, Kemp, and Associates, Inc., where he served as the President, Chief Operating Officer and a director since 1968. Wilson, Kemp & Associates, Inc., is a wholly-owned subsidiary of Comerica Incorporated. In addition, Mr. Kemp currently serves as a director of Wholesale Auto Receivables Corporation, a wholly-owned subsidiary of General Motors Acceptance Corporation. Mr. Kemp also serves as the Treasurer, a director and a member of the Executive Committee of the Detroit and Wayne County Tuberculosis Foundation. Mr. Kemp has been a Director of the Company since 1994.

     William McBride III is Chairman of the Board, Chief Executive Officer and one of the founders, of Assisted Living Concepts, Inc., an AMEX listed owner/operator of assisted living facilities based in Portland, Oregon. He has been serving as Chairman of the Board since August of 1994, and CEO since October 1997. He is also a member of the Board of Directors for Newcare Health Corporation, a nursing home operating company listed on NASDAQ. Prior to joining Assisted Living Concepts, Inc. in the full time position of CEO, Mr. McBride cofounded LTC Properties, Inc., a REIT, where he was President, Chief Operating Officer and Board member from August 1992 to October 1997. Prior to co-founding LTC Properties, Mr. McBride served from April 1988 to July 1992 as Vice President, Controller and Chief Accounting Officer at Beverly Enterprises, Inc., an owner/operator of long-term care facilities, retirement living facilities and pharmacies. Prior to that, Mr. McBride worked at Ernst & Young, an international accounting and consulting firm. Mr. McBride has been a Director of the Company since 1994.

     William F. Pickard has served as the Chairman of the Board and Chief Executive Officer of Regal Plastics Company since 1985. Dr. Pickard currently serves as a director of Michigan National Corporation (a bank holding company and a subsidiary of National Australia Bank), WTVS (a Detroit television station), National Association of Black Automotive Suppliers, Detroit Economic Development Corporation, Michigan Cancer Foundation and Detroit Science Center. Dr. Pickard is also a member of the U.S. Advisory Committee for Trade Policy and Negotiations and the Executive Board of the National Association for the Advancement of Colored People. From 1983 until 1987, Dr. Pickard was also Chairman of the Board of Directors of the African Development Foundation. Dr. Pickard has been a Director of the Company since 1994.

     Richard T. Walsh is President of RT Enterprises, a private firm involved in business consulting and investments, where he has served in that capacity since 1992. Since July 1994, Mr. Walsh has also served as chairman of Pioneer Industries, Inc., a manufacturer of steel doors and frames. Mr. Walsh served as the President and Chief Executive Officer of Core Industries Inc, a NYSE listed company, from 1991 until 1992 and as President and Chief Operating Officer of Core Industries Inc from 1986 until 1991. From 1982 until 1992, Mr. Walsh also served as a Director of Core Industries Inc. Mr. Walsh is a Trustee of Walsh College and a member of the Financial Executive Institute. Mr. Walsh has been a Director of the Company since 1994.

EXECUTIVE COMPENSATION

     The following table sets forth, for the years ended December 31, 1997, 1996 and 1995 information concerning the annual and long-term compensation for services in all capacities to the Company of those persons who, during 1997 were, (i) the chief executive officer and (ii) the other executive officers of the Company whose compensation is required to be disclosed pursuant to the rules of the Securities and Exchange Commission:

                           SUMMARY COMPENSATION TABLE

                                        ANNUAL COMPENSATION               LONG-TERM COMPENSATION
                                 ---------------------------------   ---------------------------------
                                                                             AWARDS            PAYOUTS
                                                                     -----------------------   -------
                                                                     RESTRICTED   SECURITIES
                                                      OTHER ANNUAL     STOCK      UNDERLYING    LTIP      ALL OTHER
        NAME AND                                      COMPENSATION     AWARDS     OPTIONS(1)   PAYOUTS   COMPENSATION
   PRINCIPAL POSITION     YEAR    SALARY     BONUS        ($)           ($)          (#)         ($)         ($)
   ------------------     ----    ------     -----    ------------   ----------   ----------   -------   ------------
Anthony S. Gramer,......  1997   $287,500        --          --          --             --        --        $4,750(3)
President, Chief
  Executive               1996   $287,500        --          --          --         19,500        --            --
Officer and Director      1995   $250,000   $60,000          --          --         39,400        --            --
Michael K. Kaline,......  1997   $137,500        --      $6,910(2)       --             --        --        $3,223(3)
Vice President            1996   $125,000        --          --          --         15,250        --            --
                          1995   $115,000   $50,000          --          --         33,900        --            --

-------------------------
(1) See "Stock Option Plan."

(2) Represents loan forgiveness by Company.

(3) Represents amount of employer's contribution to 401(k) Plan.

STOCK OPTION PLAN

     Prior to the IPO, the Company adopted The Malan Realty Investors, Inc. 1994 Stock Option Plan (the "Stock Option Plan" or "Plan") to enable employees of the Company to participate in the ownership of the Company. The Stock Option Plan is designed to align the interests of management with those of the shareholders, to provide employees with incentives to continue in the employ of the Company, to attract new employees with outstanding qualifications and to promote the success of the Company's long-term business objectives.

     Under the Stock Option Plan, executive officers and employees of the Company may be granted options to acquire shares of Common Stock of the Company ("Options"). The Plan is administered by the Compensation Committee of the Company's Board of Directors, which is authorized to select the executive officers and other employees to whom Options are to be granted. No member of the Compensation Committee is eligible to participate in the Stock Option Plan.

     The Compensation Committee, in its discretion, determines the number of Options to be granted to an employee. However, in accordance with the requirements of the Code for performance-based compensation, the provisions of the Plan limit the aggregate number of option shares that the Compensation Committee may grant to an executive officer during any single year to 100,000 shares.

     The exercise price of each Option is equal to the aggregate fair market value of the underlying shares on the date of grant. With the exception of those Options granted on the date of the IPO, Options vest over a five-year period at the rate of 20% per year, beginning on the first anniversary of the date of grant. Options granted on the date of the IPO vest over a three-year period, in one-third increments, with the initial one-third vesting on the first anniversary of the date of grant. If an optionee's employment is terminated within the first year of the date of grant for any reason other than death, disability, or retirement, the right to exercise the Option is forfeited. If the optionee's employment is terminated more than one year after the date of grant for reasons other than death, disability, retirement, or cause, the Option may be exercised to the extent it was exercisable at the time of termination of employment. If the termination of employment is for cause, the right to exercise the Option is forfeited. If the termination of employment is because of death, disability, or retirement, the Option may be exercised in full. No Option may be exercised ten years after the date of grant.

     Notwithstanding the foregoing paragraph, the Compensation Committee, in its sole and absolute discretion, may accelerate the vesting of any Option that has been held by an optionee for at least six months from the date of grant of the Stock Option.

     No options were granted in 1997 or to date in 1998 under the Stock Option Plan.

COMPENSATION OF DIRECTORS

     The Company pays its Directors who are not employees of the Company an annual fee of $12,000 plus a fee of $1,000 for each quarterly meeting of the Board of Directors attended, plus travel expenses. In 1997, the Company paid, in the aggregate, $64,000 to Messrs. Kemp, McBride, Pickard and Walsh for serving as Directors of the Company and as members of a committee of the Board of Directors. No travel expenses were incurred in 1997 for the Directors.

     Pursuant to the terms of the Malan Realty Investors, Inc. 1995 Stock Option Plan for Non-Employee Directors (the "Directors Stock Option Plan"), each non-employee Director of the Company is automatically granted a non-qualified stock option to purchase 1,000 shares of Common Stock of the Company following the Annual Meeting of the Board of Directors. In the event a vacancy arises on the Board following the Annual Meeting of Shareholders in any year and a non-employee Director is nominated to fill such vacancy prior to December 31 of the same year, such non-employee Director would automatically be granted an option to acquire 1,500 shares of Common Stock (in lieu of the normal 1,000 share grant) immediately following the next Annual Meeting of the Board of Directors. Following each Annual Meeting of the Board of Directors thereafter, the non-employee Director would receive the normal 1,000 share grant, assuming he is reelected to the Board.

     The aggregate number of shares of Common Stock issuable under the Directors Stock Option Plan is 80,000, subject to certain adjustments. All options granted must have an exercise price equal to the fair market value of the underlying shares on the date of grant. Options vest upon grant but do not become exercisable by the Director until six months following the date of grant. Options remain exercisable until the tenth anniversary of the date of grant or, if earlier, until one year after the Director ceases to be a member of the Board.

     Options to acquire 1,000 shares of Common Stock were granted to Messrs. Kemp, McBride, Pickard and Walsh on both May 15, 1997, and May 13, 1998, at an exercise price of $17.125 and $17.688, respectively.

     Under the Company's 1995 Stock Compensation Plan for Non-Employee Directors (the "Stock Compensation Plan"), non-employee Directors may make an election each year to receive all or a portion of their Director's compensation for the following calendar year in the form of Common Stock of the Company in lieu of cash. Once made, the election is irrevocable for the following year's compensation. The number of shares to be paid to a Director in lieu of cash compensation is determined based on the closing price of the Common Stock on the New York Stock Exchange on the day before the compensation is earned by a Director (i.e., the closing price on the day before a Board meeting). For 1997, Messrs. Kemp and Pickard received 100% of their Directors' compensation in the form of Common Stock of the Company, and Messrs. McBride and Walsh received 50% of their Directors' compensation in the form of Common Stock of the Company.

                             PRINCIPAL SHAREHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of June 22, 1998. The Company has relied upon information supplied by its officers, directors, and certain shareholders and upon information contained in filings with the Securities and Exchange Commission.


                                                               AMOUNT AND NATURE OF
NAME AND ADDRESS OF BENEFICIAL OWNER                           BENEFICIAL OWNERSHIP    PERCENT OF SHARES
------------------------------------                           --------------------    -----------------
Anthony S. Gramer..........................................           322,995(1)              8.5%
  30200 Telegraph Road, Suite 105
  Birmingham, Michigan 48025
Michael K. Kaline..........................................            81,906(2)              2.2
Elliott J. Broderick.......................................            49,786(3)              1.3
Robert D. Kemp, Jr.........................................            10,731(4)           *
William McBride III........................................             7,614(5)           *
William F. Pickard.........................................             7,306(6)           *
Richard T. Walsh...........................................             7,614(7)           *
Directors and Executive Officers as a Group (consisting of
  seven individuals named).................................           487,952(8)             12.7
Credit Suisse First Boston.................................         1,176,470(9)             23.7
  Paradeplatz 8
  8070 Zurich, Switzerland
FMR Corp...................................................           244,900(10)             6.5
  82 Devonshire Street
  Boston, Massachusetts 02109
Peter T. Kross.............................................           220,000                 5.8
  248 Grosse Pointe Blvd.
  Grosse Pointe Farms, MI 48236
Merrill Lynch Asset Management, L.P. ......................           294,116(11)             7.2
  800 Scudders Mill Road
  Plainsboro, New Jersey 08536
National Westminster Bank Plc..............................           353,000(12)             8.5
  175 Water Street
  New York, NY 10038
Putnam Investments, Inc. ..................................           437,653                11.5
  One Post Office Square
  Boston, Massachusetts 02109
The Prudential Insurance Company of America................           770,000(13)            18.4
  751 Broad Street
  Newark, New Jersey 07102-3777
SAFECO Corporation.........................................           371,800                 9.8
  SAFECO Plaza
  Seattle, Washington 98185
Smith Barney, Inc. ........................................           588,235                15.5
  1345 Avenue of the Americas
  New York, NY 10105

-------------------------
  *  Less than 1%

 (1) Includes 4,235 shares registered in Mr. Gramer's name as custodian for a minor child and 96,440 shares subject to vested stock options held by Mr. Gramer. Excludes 1,865 shares owned by Mr. Gramer's son, who shares his household. See "Management -- Stock Option Plan."

 (2) Includes 76,440 shares subject to vested stock options. See "Management -- Stock Option Plan."

 (3) Includes 44,620 shares subject to vested stock options. See "Management -- Stock Option Plan."

 (4) Includes 3,500 shares subject to vested stock options. See "Management -- Compensation of Directors."

 (5) Includes 4,500 shares subject to vested stock options. See "Management -- Compensation of Directors."

 (6) Includes 3,792 shares subject to vested stock options. See "Management -- Compensation of Directors."

 (7) Includes 2,000 shares subject to vested stock options. See "Management -- Compensation of Directors."

 (8) See Notes 1 through 7 above.

 (9) Represents shares that Credit Suisse First Boston has the right to acquire through conversion of convertible debentures of the Company.

(10) Based on a group filing of a Schedule 13G made by FMR Corp., Edward C. Johnson and Abigail P. Johnson. Through their ownership of common stock of FMR Corp. and a shareholders' voting agreement, Mr. Johnson and Ms. Johnson may also be deemed beneficial owners of the shares.

(11) Represents shares that may be acquired through conversion of convertible debentures of the Company. Includes 279,411 shares (approximately 7% of the Common Stock) beneficially owned by Merrill Lynch Global Allocation Funds, Inc., for which Merrill Lynch Asset Management, L.P. acts as investment adviser.

(12) Represents shares that may be acquired upon the exercise of warrants of the Company held by National Westminster Bank Plc.

(13) Includes 400,000 shares that The Prudential Insurance Company of America has the right to acquire through conversion of convertible debentures of the Company.

                          DESCRIPTION OF COMMON STOCK

GENERAL


     The Articles authorize the issuance of up to 30 million shares of Common Stock, par value $.01 per share, and 5 million shares of Preferred Stock, par value $.01 per share. As of June 22, 1998, there were 3,840,375 shares of Common Stock issued and outstanding held by approximately 165 shareholders of record, but no Preferred Stock issued and outstanding. The Company does not have any current plans to issue any Preferred Stock.


     All Common Stock now outstanding is, and the Shares when issued will be, fully paid and nonassessable.

VOTING RIGHTS

     The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders.

     The Common Stock possesses ordinary voting rights for the election of directors and, in respect of other corporate matters, each share entitles the holder thereof to one vote. Holders of Common Stock do not have cumulative voting rights in the election of directors, which means that holders of more than 50% of the shares of Common Stock voting for the election of directors can elect all of the directors if they choose to do so and the holders of the remaining shares cannot elect any directors. Holders of shares of Common Stock do not have preemptive rights, which means they have no right to acquire any additional shares of Common Stock that may be issued by the Company at a subsequent date.

     Because the Board of Directors has the power to establish the preferences and rights of each series of Preferred Stock, it may afford the holders of any series of Preferred Stock powers, preferences, and rights (voting or otherwise) senior to the rights of the holders of Common Stock. See "Restrictions on Transfer" and "Certain Provisions of the Articles of Incorporation and Bylaws."

DISTRIBUTIONS AND LIQUIDATION RIGHTS

     Subject to such preferential rights as may be granted by the Board of Directors in connection with the issuance of Preferred Stock, holders of Common Stock are entitled to receive ratably such distributions as may be declared on the Common Stock by the Board of Directors in its discretion from funds legally available for the payment of distributions. In the event of the liquidation, dissolution, or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference the holders of any Preferred Stock may have.

RESTRICTIONS ON TRANSFER, ETC.

     The Articles generally prevent any holder from owning more than 9.9% in value of the Company's outstanding Common Stock. See "Restrictions on Transfer" and "Certain Provisions of the Articles of Incorporation and Bylaws" for a further discussion of the material restrictions on the transfer and ownership of Common Stock and other provisions of the Company's organization documents that may impede a hostile takeover of the Company.

ADDITIONAL EQUITY


     As of June 22, 1998, up to 5,493,922 million shares of Common Stock may be issued, in the aggregate, (i) in exchange for the outstanding debentures of the Company, (ii) in exchange for the outstanding notes of the Company, (iii) upon the exercise of outstanding warrants, (iv) upon the exercise of outstanding stock options under the Company's 1994 Stock Option Plan and (v) upon the exercise of outstanding options under the Company's 1995 Stock Option Plan for Non-Employee Directors. In addition, Directors may elect to be compensated in stock. See "Management -- Compensation of Directors."

LISTING AND TRANSFER AGENT

     The Common Stock is listed on the NYSE under the symbol "MAL." The registrar and transfer agent for the Common Stock is The Bank of New York.

         CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION AND BYLAWS

     Set forth below is a description of certain provisions of the Articles and the Company's Bylaws (the "Bylaws") as in effect on the date of this Prospectus. The description is a summary only, and is qualified in its entirety by reference to the Articles and Bylaws, which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

     Under the Articles, the Company is authorized to issue a total of 35 million shares of all classes of stock, consisting of 30 million shares of Common Stock and up to 5 million shares of Preferred Stock. See "Restrictions on Transfer."

NUMBER OF DIRECTORS; REMOVAL

     The Articles provide that the number of directors will be fixed by the Bylaws. The Bylaws currently provide that the number of directors will be 5 or such greater number as is necessary to ensure that a majority of the directors are Independent Directors.

     Directors may be removed only upon the affirmative vote of a majority of all shares of stock outstanding and entitled to vote.

PREFERRED STOCK

     Although the Company does not have any current plans to issue Preferred Stock, the Articles authorize the Board of Directors to establish one or more series of Preferred Stock and to determine, with respect to any series of Preferred Stock, the preferences, rights (including voting and conversion rights), and other terms of such series. The Company believes that the ability of the Board of Directors to issue one or more series of Preferred Stock will provide the Company with increased flexibility in meeting corporate needs. The authorized shares of Preferred Stock, as well as unissued shares of Common Stock, are available for issuance without further action by the Company's shareholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded. Although the Board of Directors has no present intention to do so, it could issue a series of Preferred Stock that (because of its terms) could impede a merger, tender offer, or other transaction that some of the Company's shareholders might believe to be in their best interests or in which shareholders might receive a premium over the then-prevailing market prices for their shares.

AMENDMENT OF ARTICLES OF INCORPORATION AND BYLAWS

     The Articles may be amended only by the affirmative vote of a majority of the votes cast by such holders present in person or by proxy and entitled to vote. A majority of the members of the Board of Directors may amend the Bylaws at any time, except with respect to a bylaw that is adopted by the shareholders and that, by its terms, can be amended only by the shareholders. The shareholders can amend the Bylaws only upon the affirmative vote of a majority of the votes cast by such holders present in person or by proxy and entitled to vote.

OWNERSHIP LIMIT

     The Ownership Limit set forth in the Articles could have the effect of discouraging offers to acquire the Company and of increasing the difficulty of consummating any such acquisition. See "Restrictions on Transfer."

                            RESTRICTIONS ON TRANSFER

     To maintain its qualification as a REIT, the Company cannot be "closely held" within the meaning of applicable provisions of the Code and Treasury Regulations. In general, a REIT is "closely held" if five or fewer individuals (as defined by the Code and Regulations) own more than 50% in value of the REIT's outstanding capital stock. Under the Articles, in general, no shareholder may own more than 9.9% in value of the Company's Common Stock (the "Ownership Limit").

     The Articles provide that if the transfer of any shares of Common Stock or a change in the Company's capital structure would cause any person (other than a Note Holder or certain look through entities) to own Common Stock in excess of the Ownership Limit (which refers to 9.9% in value of the outstanding Common Stock), or in excess of the applicable Note Holder or look through entity limit, then the transfer is void ab initio.

     Any person holding 5% or more of the Company's Common Stock must provide the Company with information regarding such person's ownership of Common Stock.

     The Ownership Limit will not be automatically removed even if the REIT provisions are changed so as to no longer contain any ownership concentration limitation or if the concentration limitation is increased. In addition to preserving the Company's status as a REIT, the effect of the Ownership Limit is to prevent any person from acquiring unilateral control of the Company. Any change in the Ownership Limit would require an amendment to the Articles. Currently, amendments to the Articles require the affirmative vote of a majority of the votes cast by such holders present in person or by proxy and entitled to vote.

     All certificates evidencing shares of Common Stock or Preferred Stock bear or will bear a legend referring to the restrictions described above.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain Federal income tax considerations that may be relevant to a prospective purchaser of the Shares, is based upon current law, and is not tax advice. This discussion does not address all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances or to certain types of shareholders (including insurance companies, financial institutions, or broker-dealers) subject to special treatment under the Federal income tax laws.

     This discussion was prepared by Miro Weiner & Kramer, counsel to the Company, and is based on current provisions of the Code, existing, temporary, and currently proposed Treasury Regulations under the Code, the legislative history of the Code, existing administrative rulings and practices of the IRS, and judicial decisions. No assurance can be given that legislative, judicial, or administrative changes will not affect the accuracy of any statements in this Prospectus with respect to transactions entered into or contemplated prior to the effective date of such changes.

     EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OF THE PURCHASE, OWNERSHIP, AND SALE OF THE SHARES AND OF THE COMPANY'S ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE, AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

GENERAL

     The Company has made an election to be taxed as a REIT under Sections 856 through 860 of the Code and applicable Treasury Regulations, which are the requirements for qualifying as a REIT. The Company believes that it is organized and operates in such a manner as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner; however, no assurance can be given that it has operated in such a manner or that it will continue to operate in a manner so as to qualify or remain qualified.

     The REIT Requirements relating to the Federal income tax treatment of REITs and their shareholders are highly technical and complex. The following discussion sets forth only a summary of the material aspects of those sections.

TAXATION OF THE COMPANY

     As a REIT, the Company generally will not be subject to Federal corporate income taxes on that portion of its ordinary income or capital gain that is currently distributed to shareholders.

     The REIT provisions of the Code generally allow a REIT to deduct distributions paid to its shareholders. This deduction for distributions paid to shareholders substantially eliminates the Federal "double taxation" on earnings (once at the corporate level and once again at the shareholder level) that results from investment in a corporation.

     Even if the Company qualifies for taxation as a REIT, the Company may be subject to Federal income tax as follows:

          First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income and undistributed net capital gains.

          Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference, if any.

          Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" (generally, property acquired by reason of a default on a lease or an indebtedness held by a REIT) that is held primarily for sale to customers in the ordinary course of business or
     (ii) other nonqualifying net income from foreclosure property, it will be subject to tax at the highest corporate rate on such income.

          Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property), such income will be subject to a 100% tax.

          Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below) and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the gross income attributable to the greater of the amount by which the Company fails the 75% or 95% test, multiplied by a fraction intended to reflect the Company's profitability.

          Sixth, if the Company should fail to distribute with respect to each calendar year at least the sum of (i) 85% of its REIT ordinary income from such year, (ii) 95% of its REIT capital gain net income for such year, and
     (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

          Seventh, if a REIT acquires any asset from a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a carryover basis transaction (or if a REIT such as the Company holds assets beginning on the first day of the first taxable year for which the Company qualifies as a REIT) and the REIT subsequently recognizes gain on the disposition of such asset during the 10-year period (the "Recognition Period") beginning on the date on which the asset was acquired by the REIT (or the REIT first qualified as a REIT), then the excess of (a) the fair market value of the asset as of the beginning of the applicable Recognition Period, over (b) the REIT's adjusted basis in such asset as of the beginning of such Recognition Period will be subject to tax at the highest regular corporate rate, pursuant to guidelines issued by the IRS (the "Built-In Gain Rules").

REQUIREMENTS FOR QUALIFICATION

     To qualify as a REIT, the Company must meet the requirements discussed below relating to the Company's organization, sources of income, nature of assets, and distributions of income to shareholders.

     Organizational Requirements

     The Code defines a REIT as a corporation, trust, or association:

           (i) that is managed by one or more trustees or directors;

           (ii) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

          (iii) that would be taxable as a domestic corporation but for the REIT Requirements;

          (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code;

           (v) the beneficial ownership of which is held by 100 or more persons; and

          (vi) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly through the application of certain attribution rules, by five or fewer individuals (as defined in the Code to include certain entities).

In addition, certain other tests, described below, regarding the nature of its income and assets must also be satisfied.

     The Code provides that conditions (i) through (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.

     The Company satisfies the requirements set forth in (i) through (v) above and believes that it satisfies the requirement set forth in (vi) above. In addition, the Articles currently include certain restrictions regarding transfer of the Company's shares. These restrictions are intended (among other things) to assist the Company in continuing to satisfy the share ownership requirements described in (v) and (vi) above.

     Income Tests

     To maintain qualification as a REIT, there are two gross income requirements that must be satisfied annually.

          - First, at least 75% of the Company's gross income, excluding gross income from certain dispositions of property held primarily for sale to customers in the ordinary course of a trade or business ("prohibited transactions"), for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments.

          - Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments described above and from distributions, interest, and gain from the sale or disposition of stock or securities or from any combination of the foregoing.

     Rents received or deemed to be received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met.

          - First, the amount of rent must not be based in whole or in part on the income or profits of any person. An amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Rents based on net income or profits do not include rents received from a tenant based on the tenant's income from the property if the tenant derives substantially all of its income with respect to such property from the leasing or subleasing of substantially all of such property, provided that the tenant receives from subtenants only amounts that would be treated as rents from real property if received directly by a REIT.

          - Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or an owner of 10% or more of the REIT, directly, indirectly, or constructively owns 10% or more of such tenant (a "Related Party Tenant").

          - Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of the rent attributable to such personal property will not qualify as "rents from real property."

          - Finally, if a REIT provides services to tenants of a property, the rent received from such property will qualify as "rents from real property" only if the services are of a type that a tax-exempt organization can provide to its tenants without causing its rental income to be unrelated business taxable income under the Code (that is, if such services are "usually or customarily rendered in connection with the rental of space for occupancy only" and are not otherwise considered "primarily for the tenant's convenience"). Services which would give rise to unrelated business taxable income ("Prohibited UBTI Service Income") if provided by a tax-exempt organization must be provided by an "independent contractor" (as defined in the Code) who is adequately compensated and from whom the REIT does not derive any income. In any event, receipts from services furnished (whether or not rendered by an independent contractor) which are not customarily provided to tenants in properties of a similar class in the geographic market in which the property is located will in no event qualify as "rents from real property." The Taxpayer Relief Act of 1997 (the "1997 Act") added a de minimis rule which provides that in determining whether a REIT satisfies the income tests, a REIT's rental income from a property will not cease to qualify as "rents from real property" merely because the REIT performs services for a tenant other than permitted customary services if the amount that the REIT received or is deemed to have received as a result of performing impermissible services does not exceed one percent of all amounts received, directly or indirectly, by the REIT with respect to such property. The amount that a REIT will be deemed to have received for performing impermissible services is not less than 150% of the direct cost to the REIT of providing those services.

     Substantially all of the Company's income is derived from rents from the Properties. The Company's income is largely derived from its interests in the Properties, which qualify as "rents from real property" for purposes of the 75% and the 95% gross income tests.

     The Company does not charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a fixed percentage of receipts or sales, as described above). The Company does not derive rent attributable to personal property leased in connection with real property that exceeds 15% of the total rents.

     The Company does not believe that it derives rent from property rented to a Related Party Tenant; however, the determination of whether the Company owns 10% or more of any tenant is made after the application of complex attribution rules under which the Company will be treated as owning interests in tenants that are owned by its "Ten Percent Stockholders." In identifying the Company's Ten Percent Stockholders, each individual or entity will be treated as owning the Common Stock held by related individuals and entities. Accordingly, the Company cannot be absolutely certain whether all Related Party Tenants have been or will be identified. Although rent derived from a Related Party Tenant will not qualify as rents from real property and, therefore, will not be qualifying income under the 75% or 95% gross income tests, the Company believes that the aggregate amount of such rental income (and any other nonqualifying income) in any taxable year will not cause the Company to exceed the limits on nonqualifying income under such gross income tests. See "Federal Income Tax Considerations -- Failure to Qualify."

     The Company receives fees in exchange for the performance of certain management and administrative services for unrelated third parties. Such management fees generated generally may not be qualified income under the 75% or 95% gross income tests; however, the Company believes that the aggregate amount of such fees (and any other nonqualifying income) in any taxable year has not exceeded and will not exceed the limits on nonqualifying income under the 75% and 95% gross income tests.

     The term "interest," for purposes of satisfying the income tests, generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. An amount received or accrued generally will not be excluded from the term "interest," however, solely by reason of being based on a fixed percentage or percentages of receipts or sales. The Company may advance money from time to time to tenants for the purpose of financing tenant improvements. The Company does not intend to charge interest that will depend in whole or in part on the income or profits of any person.

     The term "prohibited transaction," for purposes of the income tests and the excise tax described below, generally means a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. The net income from a "prohibited transaction" is subject to a 100% tax. The Company owns real property that is situated on the periphery of certain of the Properties. The Company believes that this peripheral property is not held for sale to customers and that the sale of such peripheral property is not in the ordinary course of the Company's business. Whether property is held "primarily for sale to customers in the ordinary course of its trade or business" depends, however, on the facts and circumstances in effect from time to time, including those relating to a particular property. As a result, no assurance can be given that the Company can avoid being deemed to own property that the IRS later characterizes as property held "primarily for sale to customers in the ordinary course of its trade or business."

     If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will be generally available if (i) the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect, (ii) the Company attaches a schedule of the sources of its income to its return, and
(iii) any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. For example, if the Company fails to satisfy the gross income tests because nonqualifying income that the Company intentionally earns exceeds the limits on such income, the IRS could conclude that the Company's failure to satisfy the tests was not due to reasonable cause. As discussed above in "Federal Income Tax Considerations -- Taxation of the Company," even if these relief provisions apply, a tax would be imposed with respect to the excess gross income.

     Asset Tests

     The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets.

        - First, at least 75% of the value of the Company's total assets must be represented by real estate assets (which for this purpose include stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or a long-term (at least five years) debt offering of the Company), cash, cash items, and government securities.

        - Second, not more than 25% of the value of the Company's total assets may be represented by securities other than those in the 75% asset class.

        - Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities.

     The Company believes that more than 75% of the value of its assets qualify as "real estate assets."

     After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by a disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. The Company believes that it maintains adequate records of the value of its assets to ensure compliance with the asset tests and to enable the Company to take such other action within 30 days after the close of any quarter as may be required to cure any noncompliance. There can be no assurance, however, that such other action will always be successful.

     Annual Distribution Requirements

     In order to be treated as a REIT, the Company is required to make distributions (other than capital gain distributions) to its shareholders in an amount at least equal to (i) the sum of (a) 95% of the Company's "REIT taxable income" (computed without regard to the distributions paid deduction and the Company's net capital gain) and (b) 95% of the net income, if any, from foreclosure property in excess of the special tax on income from foreclosure property, minus (ii) the sum of certain items of noncash income.

     To the extent that the Company does not distribute all of its net capital gain or distributes at least 95% (but less than 100%) of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gains corporate tax rates.

     Furthermore, if the Company fails to distribute during each calendar year at least the sum of (a) 85% of its REIT ordinary income for such year, (b) 95% of its REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, the Company will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. The Company intends to make timely distributions sufficient to satisfy this annual distribution requirement.

     The Company's REIT taxable income consists substantially of rents from the Properties. Currently the Company's REIT taxable income is less than its funds available for distribution, due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, the Company anticipates that it will generally have sufficient cash or liquid assets to enable it to satisfy the 95% distribution requirement.

     It is possible that, from time to time, the Company may not have sufficient cash or other liquid assets to meet the 95% distribution requirement due to timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company. In the event that such an insufficiency or such timing differences occur, in order to meet the 95% distribution requirement, the Company may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay distributions in the form of taxable stock distributions.

     Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency distributions" to shareholders in a later year, which may be included in the Company's deduction for distributions paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency distributions; however, the Company will be required to pay interest based upon the amount of any deduction taken for deficiency distributions.

FAILURE TO QUALIFY

     If the Company fails to qualify for taxation as a REIT in any taxable year, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and subject to certain limitations of the Code, corporate distributees may be eligible for the distributions-received deduction (although special rules apply in the case of any "extraordinary dividend" as defined in Code Section 1059). Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief. For example, if the Company fails to satisfy the gross income tests because nonqualifying income that the Company intentionally earns exceeds the limits on such income, the IRS could conclude that the Company's failure to satisfy the tests was not due to reasonable cause. See "Federal Income Tax
Considerations -- Requirements for Qualification -- Income Tests."

TAXATION OF U.S. SHAREHOLDERS

     As used in the following discussion, the term "U.S. Shareholder" means a holder of Common Stock that (for United States Federal income tax purposes) (i) is a citizen or resident of the United States, (ii) is a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) is an estate or trust the income of which is subject to United States Federal income taxation regardless of its source. For any taxable year for which the Company qualifies for taxation as a REIT, amounts distributed to taxable U.S. Shareholders will be taxed as follows.

     Distributions Generally

     Distributions to U.S. Shareholders, other than capital gain distributions discussed below, constitute distributions to such shareholders up to the amount of the Company's current or accumulated earnings and profits and are taxable to such shareholders as ordinary income. Such distributions are not eligible for the distributions-received deduction for corporations. Under current law, the maximum Federal income tax rate applicable to ordinary income of individuals is 39.6% and applicable to corporations is 35%. To the extent that the Company makes distributions in excess of its current or accumulated earnings and profits, such distributions will first be treated as a tax-free return of capital, reducing the tax basis in the U.S. Shareholders' Common Stock, and distributions in excess of the U.S. Shareholders' tax basis in their respective Common Stock are taxable as gain realized from the sale of such shares. A dividend declared by the Company in October, November, or December of any year payable to a shareholder of record on a specified date in any such month is treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Shareholders may not include on their own income tax returns any tax losses of the Company. Pursuant to Regulations to be promulgated by the Treasury, a portion of the Company's distributions may be subject to the alternative minimum tax to the extent of the Company's items of tax preference, if any, allocated to the shareholders.

     The Company will be treated as having sufficient earnings and profits to treat as a dividend any distribution by the Company up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed in "Federal Income Tax Considerations -- Taxation of the Company" above. As a result, U.S. Shareholders may be required to treat certain distributions that would otherwise result in a tax-free return of capital as taxable distributions. Moreover, any "deficiency dividend" will be treated as a "dividend" (an ordinary dividend or a capital gain dividend, as the case may be), regardless of the Company's earnings and profits.

     Capital Gain Distributions

     A dividend paid to a U.S. Shareholder that is properly designated by the Company as a capital gain dividend will be treated as long-term capital gain to the extent it does not exceed the Company's actual net capital gain for the taxable year without regard to the period for which the shareholder has held his Common Stock; however, corporate shareholders may be required to treat up to 20% of certain capital gains distributions as ordinary income. Capital gain distributions are not eligible for the distributions-received deduction for corporations.

     Pursuant to the 1997 Act, a REIT may elect to require its shareholders to include the REIT's undistributed net capital gains in their income. If the REIT makes such an election, the REIT's shareholders will include in their income as long-term capital gain their proportionate share of the undistributed net long-term capital gains and will receive a credit or refund for their proportionate share of the tax paid by the REIT on such undistributed capital gains as well as an increase in basis for the amount of capital gain so included in their income reduced by the amount of the credit or refund. The 1997 Act, however, did not change the 4% excise tax imposed upon a failure to make required distributions. See "Federal Income Tax Considerations -- Requirements for
Qualification -- Annual Distribution Requirements."

     The 1997 Act significantly changed the taxation of capital gains by taxpayers who are individuals, estates, or trusts. Subject to certain exceptions, the maximum rate for individuals, trusts, and estates on gain from the sale or exchange of assets held for more than 18 months has been reduced to 20%. The maximum rate has been reduced to 18% for assets acquired after December 31, 2000 and held for more than five years. The maximum capital gains rate for capital assets held for more than one year but not more than 18 months remains at 28%. The maximum rate for net capital gains attributable to the sale of depreciable real property held for more than 18 months is 25% to the extent of the deductions for depreciation with respect to such property. With respect to any depreciable real property held for more than one year but not more than 18 months, depreciation deductions claimed in excess of the depreciation that would have been allowed if computed on a straight-line basis will be taxed at the rates applicable to ordinary income with the remaining gain being taxed at a maximum rate of 28%.

     On November 10, 1997, the IRS issued IRS Notice 97-64, which provides generally that the Company may classify portions of its designated capital gain distributions as (i) subject to the 20% rate, (ii) an unrecaptured Section 1250 gain distribution (which would be taxed as long-term capital gain at the 25% rate), or (iii) subject to the 28% rate. If no designation is made, the entire designated capital gain dividend will be subject to the 28% rate. IRS Notice 97-64 provides that a REIT must determine the maximum amount that it may designate as distributions subject to the 20% and 25% rates by performing the computation required by the Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%. The Notice further provides that designations made by the REIT will only be effective to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares not be composed disproportionately of distributions of a particular type.

     Passive Activity Loss and Investment Interest Limitations

     Distributions from the Company and gain from the disposition of Common Stock will not be treated as passive activity income, and therefore, U.S. Shareholders generally will not be able to apply any "passive losses" against such income. Distributions from the Company (to the extent they do not constitute a return of capital) and gain from the disposition of shares generally may be treated as investment income for purposes of the investment interest limitation.

     Certain Dispositions of Common Stock

     A U.S. Shareholder will recognize gain or loss on the sale or exchange of Common Stock to the extent of the difference between the amount realized on such sale or exchange and the shareholder's tax basis in such Common Stock. Such gain or loss generally will constitute long-term capital gain or loss if the shareholder has held such shares for more than one year. Losses incurred on the sale or exchange of Common Stock held for 180 days or less (after applying certain holding period rules), however, will generally be deemed long-term capital loss to the extent of any long-term capital gain distributions received by the U.S. Shareholder with respect to such Common Stock. For a discussion of the tax rates imposed on capital gains see "Federal Income Tax
Considerations -- Taxation of U.S. Shareholders -- Capital Gain Distributions."

     Treatment of Tax-Exempt Shareholders

     Distributions from the Company to a tax-exempt employee's pension trust or other domestic tax-exempt shareholder will not constitute "unrelated business taxable income" ("UBTI") unless such shareholder has borrowed to acquire or carry the Common Stock or the Company is a "pension-held REIT," as discussed below.

     Qualified trusts that hold more than 10% (by value) of the shares of certain REITs ("pension-held REITS") may be required to treat a certain percentage of such a REIT's distributions as UBTI. This requirement will apply only if (i) the REIT would not qualify as such for Federal income tax purposes but for the application of a "look-through" exception to the five-or-fewer requirement applicable to shares held by qualified trusts and (ii) the REIT is "predominantly held" by qualified trusts. A REIT is predominantly held if either
(i) a single qualified trust holds more than 25% by value of the REIT interests or (ii) one or more qualified trusts, each owning more than 10% by value of the REIT interests, hold in the aggregate more than 50% of the REIT interests. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (a) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to (b) the total gross income (less certain associated expenses) of the REIT. A de minimis exception applies when the ratio set forth in the preceding sentence is less than 5% for any year. For these purposes, a qualified trust is any trust described in section 401(a) of the Code and exempt from tax under section 501(a) of the Code. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the five-or-fewer requirement without relying upon the "look-through" exception. The Company believes that it is not a "pension-held REIT." No assurance can be given, however, that the Company will not become a pension-held REIT in the future.

SPECIAL TAX CONSIDERATIONS FOR FOREIGN SHAREHOLDERS

     The rules governing United States Federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and foreign trusts and estates (collectively, "Non-U.S. Shareholders") are complex, and the following discussion is intended only as a summary of such rules. Prospective Non-U.S. Shareholders should consult with their own tax advisors to determine the impact of Federal, state, and local income tax laws on an investment in the Company, including any reporting requirements.

     In general, a Non-U.S. Shareholder will be subject to regular United States income tax with respect to its investment in the Company if such investment is "effectively connected" with the Non-U.S. Shareholder's conduct of a trade or business in the United States. A corporate Non-U.S. Shareholder that receives income that is (or is treated as) effectively connected with a U.S. trade or business may also be subject to the branch profits tax under Section 884 of the Code, which is payable in addition to regular United States corporate income tax. The following discussion will apply to Non-U.S. Shareholders whose investment in the Company is not so effectively connected.

     A distribution by the Company that is not attributable to gain from the sale or exchange by the Company of a United States real property interest and that is not designated by the Company as a capital gain dividend will be treated as an ordinary income dividend to the extent made out of current or accumulated earnings and profits. Generally, any ordinary income dividend will be subject to a United States withholding tax equal to 30% of the gross amount of the dividend unless such tax is reduced by an applicable tax treaty. Such a distribution of cash in excess of the Company's earnings and profits will be treated first as a return of capital that will reduce a Non-U.S. Shareholder's basis in its Common Stock (but not below zero) and then as gain from the disposition of such Common Stock, the tax treatment of which is described under the rules discussed below with respect to disposition of Common Stock.

     Distributions by the Company that are attributable to gain from the sale or exchange of a United States real property interest will be taxed to a Non-U.S. Shareholder under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, such distributions are taxed to a Non-U.S. Shareholder as if such distributions were gains "effectively connected" with a United States trade or business. Accordingly, a Non-U.S. Shareholder will be taxed at the normal capital gain rates applicable to a U.S. Shareholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate shareholder that is not entitled to treaty exemption.

     The Company will be required to withhold from distributions to Non-U.S. Shareholders, and remit to the IRS, (i) 35% of designated capital gain distributions (or, if greater, 35% of the amount of any distributions that could be designated as capital gain distributions) and (ii) 30% of ordinary distributions paid out of earnings and profits. In addition, if the Company designates prior distributions as capital gain distributions, subsequent distributions, up to the amount of such prior distributions, will be treated as capital gain distributions for purposes of withholding. A distribution in excess of the Company's earnings and profits may be subject to 30% dividend withholding if at the time of the distribution it cannot be determined whether the distribution will be in an amount in excess of the Company's current and accumulated earnings and profits. Tax treaties may reduce the Company's withholding obligations. If the amount withheld by the Company with respect to a distribution to a Non-U.S. Shareholder exceeds such shareholder's United States tax liability with respect to such distribution (as determined under the rules described in the two preceding paragraphs), the Non-U.S. Shareholder may file for a refund of such excess from the IRS. It should be noted that the 35% withholding tax rate on capital gain distributions currently corresponds to the maximum income tax rate applicable to corporations, but is higher than the 28% maximum rate on capital gains of individuals.

     Unless the Common Stock constitutes a "United States real property interest" within the meaning of FIRPTA, the sale of Common Stock by a Non-U.S. Shareholder generally will not be subject to United States taxation. The Common Stock will not constitute a United States real property interest if the Company is a "domestically controlled REIT." A domestically controlled REIT is a REIT in which at all times during a specified testing period less than 50% in value of its shares is held directly or indirectly by Non-U.S. Shareholders. Currently, the Company believes that it is a domestically controlled REIT, and therefore the sale of Common Stock is not subject to taxation under FIRPTA. Because the Common Stock is publicly traded, however, no assurance can be given that the Company will continue to be a domestically controlled REIT. If the Company does not constitute a domestically controlled REIT, whether a Non-U.S. Shareholder's sale of Common Stock would be subject to tax under FIRPTA as a sale of a United States real property interest would depend on whether the shares were "regularly traded" (as defined by applicable Treasury Regulations) on an established securities market (e.g., the New York Stock Exchange) and on the size of the selling shareholder's interest in the Company.

     If the gain on the sale of the Common Stock were subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as a U.S. Shareholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In any event, a purchaser of Common Stock from a Non-U.S. Shareholder will not be required under FIRPTA to withhold on the purchase price if the purchased Common Stock is "regularly traded" on an established securities market or if the Company is a domestically controlled REIT. Otherwise, under FIRPTA the purchaser of Common Stock may be required to withhold 10% of the purchase price and remit such amount to the IRS, and the Company may be required to withhold 10% of certain distributions to Non-U.S. Shareholders. Notwithstanding the foregoing, capital gain not subject to FIRPTA will be taxable to a Non-U.S. Shareholder if the Non-U.S. Shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on such individual's capital gains.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

     Under certain circumstances, U.S. Shareholders of Common Stock may be subject to backup withholding at a rate of 31% on payments made with respect to, or cash proceeds of a sale or exchange of, Common Stock. Backup withholding will apply only if the holder (i) fails to furnish its taxpayer identification number ("TIN") (which, for an individual, would be his social security number), (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that it has failed properly to report payments of interest and distributions, or (iv) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. U.S. Shareholders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption. Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a U.S. Shareholder will be allowed as a credit against such U.S. Shareholder's United States Federal income tax liability and may entitle such U.S. Shareholder to a refund, provided that the required information is furnished to the IRS.

     Additional issues may arise pertaining to information reporting and backup withholding with respect to Non-U.S. Shareholders, and Non-U.S. Shareholders should consult their tax advisors with respect to any such information reporting and backup withholding requirements. Backup withholding with respect to Non-U.S. Shareholders is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a Non-U.S. Shareholder will be allowed as a credit against any United States Federal income tax liability of such Non-U.S. Shareholder. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

STATE AND LOCAL TAXES

     The Company is, and its shareholders may be, subject to state, local, or other taxation in various state, local, or other jurisdictions, including those in which they transact business or reside. The tax treatment in such jurisdictions may differ from the Federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on their investment in the Company.

                              ERISA CONSIDERATIONS

     The following is a summary of material considerations arising under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the prohibited transaction provisions of Section 4975 of the Code that may be relevant to prospective investors. This discussion does not purport to deal with all aspects of ERISA or the Code that may be relevant to particular investors in light of their particular circumstances. A PROSPECTIVE INVESTOR THAT IS AN EMPLOYEE BENEFIT PLAN SUBJECT TO ERISA, A TAX QUALIFIED RETIREMENT PLAN, AN IRA OR A GOVERNMENTAL, CHURCH OR OTHER PLAN THAT IS EXEMPT FROM ERISA IS ADVISED TO CONSULT ITS OWN LEGAL ADVISOR REGARDING THE SPECIFIC CONSIDERATIONS ARISING UNDER APPLICABLE PROVISIONS OF ERISA, THE CODE AND STATE LAW WITH RESPECT TO THE PURCHASE, OWNERSHIP, OR SALE OF THE SHARES BY SUCH PLAN OR IRA.

FIDUCIARY DUTIES AND PROHIBITED TRANSACTIONS

     A fiduciary of a pension, profit-sharing, retirement, or other employee benefit plan subject to ERISA (an "ERISA Plan") should consider the fiduciary standards under ERISA in the context of the ERISA Plan's particular circumstances before authorizing an investment of any portion of the ERISA Plan's assets in the Shares. Accordingly, such fiduciary should consider (i) whether the investment satisfies the diversification requirements of Section 404(a)(1)(C) of ERISA; (ii) whether the investment is in accordance with the documents and instruments governing the ERISA Plan as required by Section 404(a)(1)(D) of ERISA; (iii) whether the investment is prudent under Section 404(a)(1)(B) of ERISA; and (iv) whether the investment is solely in the interests of the ERISA Plan participants and beneficiaries and for the exclusive purpose of providing benefits to the ERISA Plan participants and beneficiaries and defraying reasonable administrative expenses of the ERISA Plan as required by Section 404(a)(1)(A) of ERISA.

     In addition to the imposition of fiduciary standards, ERISA and Section 4975 of the Code prohibit a wide range of transactions between an ERISA Plan, an IRA or certain other plans (collectively, a "Plan") and persons who have certain specified relationships to the Plan ("parties in interest" within the meaning of ERISA and "disqualified persons" within the meaning of the Code). Thus, a Plan fiduciary or person making an investment decision for a Plan also should consider whether the acquisition or the continued holding of the Shares might constitute or give rise to a direct or indirect prohibited transaction.

PLAN ASSETS

     The prohibited transaction rules of ERISA and the Code apply to transactions with a Plan and also to transactions with the "plan assets" of a Plan. The "plan assets" of a Plan include the Plan's interest in an entity in which the Plan invests and, in certain circumstances, the assets of the entity in which the Plan holds such interest. The term "plan assets" is not specifically defined in ERISA or the Code, nor, as of the date hereof, has it been interpreted definitively by the courts in litigation. On November 13, 1986, the United States Department of Labor, the governmental agency primarily responsible for administering ERISA, adopted a final regulation (the "DOL Regulation") establishing the standards it will apply in determining whether an equity investment in an entity will cause the assets of such entity to constitute "plan assets." The DOL Regulation applies for purposes of both ERISA and Section 4975 of the Code.

     Under the DOL Regulation, if a Plan acquires an equity interest in an entity, which equity interest is not a "publicly-offered security," and equity participation by Plan investors is "significant" as defined in the DOL Regulation, the Plan's assets generally would include both the equity interest and an undivided interest in each of the entity's underlying assets unless certain specified exceptions apply. The DOL Regulation defines a publicly-offered security as a security that is "widely held," "freely transferable," and either part of a class of securities registered under Section 12(b) or 12(g) of the Exchange Act or sold pursuant to an effective registration statement under the Securities Act (provided the securities are registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering occurred). The Shares offered by this Prospectus are being sold in an offering registered under the Securities Act and are registered under Section 12(b) of the Exchange Act.

     The DOL Regulation provides that a security is "widely held" only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A class of securities will not fail to be "widely held," however, solely because the number of independent investors falls below 100 subsequent to an initial public offering as a result of events beyond the issuer's control. The Company believes that the Shares are "widely held" for purposes of the DOL Regulation.

     The DOL Regulation provides that whether a security is "freely transferable" is a factual question to be determined on the basis of all the relevant facts and circumstances. The DOL Regulation further provides that when a security is part of an offering in which the minimum investment is $10,000 or less, as will be the case with this Offering, certain restrictions ordinarily will not affect, alone or in combination, the finding that such securities are freely transferable. The Company believes that the restrictions imposed under the Articles on the transfer of the Shares are limited to restrictions on transfer generally permitted under the DOL Regulation and are not likely to result in the failure of the Shares to be "freely transferable." See "Restrictions on Transfer." The DOL Regulation only establishes a presumption in favor of a finding of free transferability; therefore, no assurance can be given that the Department of Labor or the Treasury Department would not reach a contrary conclusion with respect to the Shares.

     Assuming that the Shares will be "widely held" and "freely transferable," the Company believes that the Shares will be publicly-offered securities for purposes of the DOL Regulation and that the assets of the Company will not be deemed to be "plan assets" of any Plan that invests in the Shares.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in the Underwriting Agreement, the Underwriters named below, for whom Roney Capital Markets and First of Michigan Corporation are acting as the representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase, and the Company has agreed to sell to them severally, the respective number of Shares set forth opposite their names below:


                                                                NUMBER OF SHARES
                                                                TO BE PURCHASED
                                                                ----------------
Roney Capital Markets ......................................
First of Michigan Corporation...............................
                                                                   ---------
     Total..................................................       1,300,000
                                                                   =========



     Roney Capital Markets is a division of First Chicago Capital Markets, Inc., an indirect, wholly-owned subsidiary of First Chicago NBD Corporation, which owns NBD Bank, a lender to the Company. Approximately $1,000,000 of the net proceeds of the Offering will be used to pay off the line of credit with NBD Bank.


     The Representatives have advised the Company that they propose initially to offer the Shares directly to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less
a concession not in excess of $          per share. The Underwriters may allow,
and such dealers may reallow, a discount not in excess of $     per share to
certain other dealers. After the public offering of the Shares, the public offering price, concession, and discount may be changed by the Representatives.


     The Company has granted the Underwriters an option, exercisable within 30 days from the date of this Prospectus, to purchase up to an additional 195,000 shares of Common Stock at the same price per share as the 1,300,000 shares of Common Stock offered to the public hereby, less underwriting discounts and commissions. The Underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the Shares.


     The Company has agreed that, until 180 days after the date of this Prospectus, it will not, without the prior written consent of the Representatives, sell, offer to sell, issue, distribute or otherwise dispose of any Common Stock or any securities or interests convertible into or exercisable or exchangeable for shares of Common Stock or register for sale under the Securities Act of 1933, as amended, any shares of Common Stock, except for the Shares offered hereby, the shares of Common Stock issuable upon conversion of the debentures and notes, the shares of Common Stock issuable upon the exercise of options granted under the employee and director stock option plans, and shares available pursuant to the warrants issued in connection with the IPO.

     Anthony S. Gramer, Michael K. Kaline and Elliott J. Broderick have also agreed with the Underwriters not to offer to sell, sell, contract to sell, grant any option to purchase, pledge, hypothecate or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of the Representatives.

     Pursuant to the Underwriting Agreement, the Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

     In order to facilitate the offering of the Shares, the Underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the Shares. Specifically, the Underwriters may over-allot in connection with this offering, creating a short position in the Shares for their own account. In addition, to cover over-allotments or to stabilize the price of the Shares, the Underwriters may bid for, and purchase, the Shares in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Shares in this offering, if the syndicate repurchases previously distributed Shares in transactions to cover the syndicate short positions, in stabilization transactions, or otherwise. Any of these activities may stabilize or maintain the market price of the Shares above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     In the ordinary course of business, the Underwriters and their affiliates may in the future perform investment banking and consulting services for the Company.

                                 LEGAL MATTERS

     The validity of the Shares offered by this Prospectus, as well as certain legal matters, will be passed upon for the Company by Miro Weiner & Kramer, 500
N. Woodward Avenue, Suite 100, Bloomfield Hills, Michigan 48304. Certain legal matters for the Underwriters will be passed upon by Honigman Miller Schwartz and Cohn. Kenneth H. Gold, a senior member of Miro Weiner & Kramer, is the Secretary of the Company.

                                    EXPERTS

     The consolidated financial statements of Malan Realty Investors, Inc. as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 included and incorporated by reference in this Prospectus, and the related consolidated financial statement schedule incorporated by reference in this Prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The combined statement of revenues and certain expenses of the Midwest Shopping Center Retail Portfolio for the year ended December 31, 1997, included in this Prospectus, has been audited by Katz, Sapper & Miller, LLP, independent auditors, as stated in their report, appearing herein, and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed a Registration Statement on Form S-2 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement and the exhibits filed as part thereof. Statements contained herein are qualified in their entirety by reference to the Registration Statement and such exhibits.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information filed by the Company with the Commission can be inspected and copied at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Company's Common Stock is traded on the NYSE under the symbol "MAL." These reports, proxy statements, and other information filed by the Company can also be inspected at the NYSE's offices at 20 Broad Street, New York, New York 10005.

     The Commission maintains a World Wide Web Site (http://www.sec.gov) that contains such material regarding issuers that file electronically with the Commission. The Registration Statement has been so filed and may be obtained at such site. Any statements contained in this Prospectus concerning the provisions of any document are not necessarily complete, and in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                           INCORPORATION BY REFERENCE

     The Company's Annual Report on Form 10-K for the year ended December 31, 1997, and the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998 are hereby incorporated by reference.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (including any documents incorporated by reference in such documents) after the date of this Prospectus and prior to the termination of the offering of the Shares offered by this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing such documents.

     Any statement contained in a document incorporated or deemed incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference in this Prospectus (other than exhibits to such documents that are not specifically incorporated by reference in such documents). Written or oral requests for copies should be directed to Malan Realty Investors, Inc., 30200 Telegraph Road, Suite 105, Birmingham, Michigan 48025-4503, Attention: Chief Accounting Officer (telephone: (248) 644-7110).

                                    GLOSSARY

     Unless the context otherwise requires, the following capitalized terms shall have the meanings set forth below for the purposes of this Prospectus:

     "1997 Act" means The Taxpayer Relief Act of 1997.

     "Agreement" means the 1995 agreement between Kmart and the Company.

     "Annualized Base Rent" means the monthly rent as of the specified date, multiplied by 12, but excluding from the monthly rent (i) percentage rents, (ii) additional rent payable by tenants such as common area maintenance, real estate taxes and other expense reimbursements and (iii) future contractual rent increases.

     "Articles" means the Company's Amended and Restated Articles of Incorporation.

     "Asset Tests" means, under the DOL Regulation's guidelines for an entity to qualify as a real estate operating company, the requirement that on certain specified valuation dates, at least 50% of its assets (valued at cost and excluding certain short-term investments) be invested in real estate which is managed or developed and with respect to which such entity has the right to substantially participate directly in the management or development activities.

     "By-Laws" means the Company's By-Laws, as amended.

     "Built-in Gain" means the difference between the fair market value and the adjusted basis of an asset subject to the Built-in-Gain Rules as determined by the Company with the advice of counsel.

     "Built-in-Gain Rules" has the meaning ascribed to it under the caption "Federal Income Tax Considerations -- Taxation of the Company."

     "Cinemark" means Cinemark USA.

     "Clinton Pointe" means the Clinton Pointe Shopping Center.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Commission" means the United States Securities and Exchange Commission.

     "Common Stock" means the Common Stock of the Company.

     "Company" means Malan Realty Investors, Inc., a Michigan corporation.

     "Daiwa" means Daiwa Finance Corporation.

     "DOL" means the United States Department of Labor.

     "DOL Regulation" means a regulation, issued by the DOL, defining "plan assets."

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time.

     "ERISA Plan" means a pension, profit-sharing, or other employee benefit plan subject to Title I of ERISA.

     "Excess Stock" means shares owned, or deemed to be owned, or transferred to a shareholder in excess of the Ownership Limit.

     "Fairlane Meadows" means The Shops at Fairlane Meadows.

     "FIRPTA" means the Foreign Investment in Real Property Act of 1980.

     "Funds From Operations" means net income (computed in accordance with generally accepted accounting principals), excluding gains (or losses) from sales of property, adjusted for certain non-cash items, primarily depreciation, amortization and minority partners' interest.

     "GLA" means gross leasable area.

     "Greenwich" means Greenwich Capital Markets, Inc., a division of National Westminster Bank Plc.

     "Greenwich Capital Line" means the Company's Secured Line of Credit with Greenwich.

     "Independent Directors" means the directors of the Company who are unaffiliated with the Company.

     "IPO" means the Company's initial public offering in June 1994.

     "IRA" means an individual retirement account.

     "IRS" means the United States Internal Revenue Service.

     "Kmart" means Kmart Corporation.

     "LIBOR" means the London Interbank Offered Rate.

     "Malan (Predecessor)" as used in the financial and operating data, means a combination of the then existing real estate management operations of the Company, prior to the acquisition of the Properties, and the principal real estate properties of Bricktown Square Associates (i.e., Bricktown).

     "MBCA" means the Michigan Business Corporation Act.

     "Midwest Acquisition" means the acquisition of the Midwest Shopping Center Retail Portfolio.

     "Midwest Shopping Center Retail Portfolio" means the 12 Properties acquired in the Sandor Acquisition plus the property located in Decatur, Illinois, acquired pursuant to the Sandor Acquisition purchase agreement (the purchase of which is expected to close in November 1998).

     "NAREIT" means the National Association of Real Estate Investment Trusts.

     "Non-U.S. Shareholders" means non-resident alien individuals, foreign corporations, foreign partnerships and foreign trusts and estates.

     "Note Holder" means Merrill Lynch Global Allocation Fund, Inc., a Maryland corporation, and any Person to whom a Note Holder transfers Beneficial Interest of Common Stock provided that (i) such transferee is a look through entity, (ii) the result of such transfer would be to cause the transferee to beneficially own or constructively own shares of Common Stock in excess of the greater of the Ownership Limit or any pre-existing Note Holder Limit with respect to such transferee (such excess being herein referred to as the "Excess Percentage") and
(iii) the transferor Note Holder, by notice to the Corporation in connection with such transfer, designates such transferee as a successor Note Holder (it being understood that, upon any such transfer, the Note Holder Limit for the transferor Note Holder shall be reduced by the Excess Percentage (as defined in the Articles) and the applicable Ownership Limit or Note Holder Limit for the transferee Note Holder shall be increased by such Excess Percentage).

     "Note Holder Limit" means 40% of the outstanding Common Stock of the Company.

     "Offering" means the offering of the Shares pursuant to this Prospectus.

     "Ownership Limit" means the limit on direct or constructive ownership by any shareholder of more than 9.9% in value of the outstanding Common Stock of the Company.

     "Preferred Stock" means the Preferred Stock of the Company.

     "Prohibited UBTI Service Income" means services that would give rise to UBTI.

     "Properties" means the 66 income producing properties owned by the Company.

     "Prospectus" means this Prospectus relating to the sale of 1,500,000 shares of Common Stock of the Company in the Offering, plus the 225,000 shares subject to the Underwriters' over-allotment.

     "Recognition Period" means the recognition period pertaining to Built-in-Gain as defined pursuant to Regulations to be issued under Section 337(d) of the Code.

     "REIT" means a real estate investment trust as defined pursuant to Sections 856 through 860 of the Code.

     "REIT Requirements" means the requirements for qualifying as a REIT under the Code and Treasury Regulations.

     "Related Party Tenant" means a tenant that is owned, directly or constructively, by a REIT or an owner of 10% or more of a REIT.

     "Sandor Acquisition" means the acquisition of 12 Properties from the Sandor Development Company, as agent for various related entities, for $29.47 million.

     "Securities Act" means the Securities Act of 1933, as amended from time to time.

     "Securitized Mortgage Loan" means the Company's outstanding $63 million loan under a real estate mortgage conduct.

     "Shares" means the shares of Common Stock being offered by this Prospectus.

     "TIN" means Taxpayer Identification Number.

     "Ten Percent Stockholder" means each individual or entity which owns, either directly or through related individuals and entities under the applicable attribution rules of the Code, 10% or more of the Company's outstanding shares of Common Stock.

     "Treasury Regulations" means the Income Tax Regulations promulgated under the Code.

     "UBTI" means unrelated business taxable income as defined in Section 512(a) of the Code.

     "Underwriters" means the underwriters set forth under the caption "Underwriting" in this Prospectus.

     "Underwriting Agreement" means the Underwriting Agreement between the Company and the Underwriters.

     "Wal-Mart" means Wal-Mart Corporation.

     "Westland Acquisition" means the acquisition of the community shopping center located in Westland, Michigan for $7.925 million.

                         INDEX TO FINANCIAL STATEMENTS

                                                                 PAGE
                                                                NUMBER
                                                                ------
MALAN REALTY INVESTORS, INC.
Pro Forma Condensed Consolidated Financial Information:
  Pro Forma Condensed Consolidated Balance Sheet
     (Unaudited)............................................      F-2
  Pro Forma Condensed Consolidated Statement of Operations
     for the Three Months Ended March 31, 1998
     (Unaudited)............................................      F-3
  Pro Forma Condensed Consolidated Statement of Operations
     for the Year Ended December 31, 1997 (Unaudited).......      F-4
Consolidated Financial Statements
  Independent Auditors' Report of Deloitte & Touche LLP.....      F-5
  Consolidated Balance Sheets as of December 31, 1997 and
     1996 (Audited) and as of March 31, 1998 (Unaudited)....      F-6
  Consolidated Statements of Operations for Each of the
     Three Years in the Period Ended December 31, 1997
     (Audited), and for the Three Months Ended March 31,
     1998 and 1997
     (Unaudited)............................................      F-7
  Consolidated Statements of Shareholders' Equity for Each
     of the Three Years in the Period Ended December 31,
     1997 (Audited), and for the Three Months Ended March
     31, 1998 (Unaudited)...................................      F-8
  Consolidated Statements of Cash Flows for Each of the
     Three Years in the Period Ended December 31, 1997
     (Audited), and for the Three Months Ended March 31,
     1998 and 1997 (Unaudited)..............................      F-9
  Notes to Consolidated Financial Statements................     F-10
SANDOR COMMUNITY SHOPPING CENTERS
Combined Financial Statements:
  Independent Auditors' Report of Katz, Sapper & Miller,
     LLP....................................................     F-21
  Midwest Shopping Center Retail Portfolio Combined
     Statements of Revenue and Certain Expenses as of
     December 31, 1997 (Audited) and March 31, 1998
     (Unaudited)............................................     F-22
  Midwest Shopping Center Retail Portfolio Note to Combined
     Statements of Revenues and Certain Expenses as of
     December 31, 1997 (Audited) and March 31, 1998
     (Unaudited)............................................     F-23

                          MALAN REALTY INVESTORS, INC.

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 1998
                                  (UNAUDITED)

     The unaudited Pro Forma Condensed Consolidated Balance Sheet is presented as if Malan Realty Investors, Inc. (the "Company") had acquired the Midwest Shopping Center Retail Portfolio (the "Midwest Acquisition") and had completed the Offering and related transactions on March 31, 1998. The Midwest Shopping Center Retail Portfolio consists of the 12 properties acquired in the Sandor Acquisition and an additional community shopping center in Decatur, Illinois. Such statement should be read in conjunction with all the financial statements and notes thereto contained elsewhere in this Prospectus. In management's opinion, all adjustments necessary to reflect the acquisition and the Offering and related transactions have been made.

     The unaudited Pro Forma Condensed Consolidated Balance Sheet is not necessarily indicative of what the actual financial position of the Company would have been assuming the acquisition and the Offering and related transactions had been completed on March 31, 1998, nor does it purport to represent the future financial position of the Company.


                                                                                                 THE COMPANY
                                                THE COMPANY       MIDWEST           THE          -----------
                                               HISTORICAL(A)    ACQUISITION       OFFERING        PRO FORMA
                                               -------------    -----------       --------        ---------
                                                                      (IN THOUSANDS)
ASSETS
  Real estate, net.........................       $206,625        $33,700(b)                      $240,325
  Accounts receivable, net.................          2,505                                           2,505
  Deferred financing and other.............         11,876                                          11,876
  Cash and cash equivalents................          1,585                        $ 21,843(c)        3,378
                                                                                   (20,050)(d)
  Escrow deposits..........................          2,014                                           2,014
                                                  --------        -------         --------        --------
     Total Assets..........................       $224,605        $33,700         $  1,793        $260,098
                                                  ========        =======         ========        ========
LIABILITIES
  Mortgages................................       $ 98,739        $33,700(b)      $(20,050)(d)    $112,389
  Convertible debentures...................         55,484                                          55,484
  Convertible notes........................         27,000                                          27,000
  Deferred income..........................          2,150                                           2,150
  Accrued distributions payable............          1,620                                           1,620
  Accounts payable and other...............          1,491                                           1,491
  Accrued property taxes...................          2,045                                           2,045
  Accrued interest payable.................          2,255                                           2,255
                                                  --------        -------         --------        --------
     Total Liabilities.....................        190,784         33,700          (20,050)        204,434
                                                  --------        -------         --------        --------
STOCKHOLDERS' EQUITY
  Common stock.............................             38                              13(c)           51
  Additional paid in capital...............         51,684                          21,830(c)       73,514
  Accumulated distributions in excess of
     net income............................        (17,901)                                        (17,901)
                                                  --------        -------         --------        --------
     Total shareholders' equity............         33,821              0           21,843          55,664
                                                  --------        -------         --------        --------
  Total Liabilities and Shareholders'
     Equity................................       $224,605        $33,700         $  1,793        $260,098
                                                  ========        =======         ========        ========


-------------------------
(a) Reflects the Company's historical consolidated balance sheet as of March 31, 1998.
(b) On May 29, 1998, the Company acquired for $29.47 million twelve community shopping centers and agreed to acquire for $4.23 million an additional community shopping center. The acquisition was funded out of proceeds from the Greenwich Capital Line and a loan with Bloomfield Acceptance Company.

(c) Represents the proceeds received from the Offering, net of costs associated with the offering which are estimated at 6% of gross proceeds, assuming a sale of 1,300,000 shares at $17.88 per share. This price is not necessarily indicative of the price at which the stock will actually be offered.

(d) Represents the expected payoff of the Greenwich Capital Line.

                          MALAN REALTY INVESTORS, INC.

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1998
                                  (UNAUDITED)

     The unaudited Pro Forma Condensed Consolidated Statement of Operations for the three months ended March 31, 1998 is presented as if the Midwest Acquisition and the Westland Acquisition had occurred on January 1, 1997 and the Offering and all related transactions had also occurred on that date. Such statement should be read in conjunction with all the financial statements and notes thereto contained elsewhere in this Prospectus. In management's opinion, all adjustments necessary to reflect the acquisitions and the Offering and related transactions have been made.

     The unaudited Pro Forma Condensed Consolidated Statement of Operations is not necessarily indicative of what the actual results of operations of the Company would have been assuming the acquisitions and the Offering and related transactions had been completed as of January 1, 1997, nor does it purport to represent the results of operations for future periods.


                                                 THE COMPANY        MIDWEST           WESTLAND         THE       THE COMPANY
                                                HISTORICAL(A)    ACQUISITION(B)    ACQUISITION(C)    OFFERING     PRO FORMA
                                                -------------    --------------    --------------    --------    -----------
                                                                  (IN THOUSANDS EXCEPT FOR PER SHARE DATA)
REVENUES:
  Rental income...............................      $6,283            $820              $131                       $ 7,234
  Percentage and overage rents................         301                                                             301
  Recoveries from tenants.....................       2,399             144                 4                         2,547
                                                    ------            ----              ----          -----        -------
  Total rental revenues.......................       8,983             964               135                        10,082
  Management and leasing fees.................          12                                                              12
  Interest and other income...................          59               7                                              66
                                                    ------            ----              ----          -----        -------
Total revenues................................       9,054             971               135                        10,160
OPERATING EXPENSES:
  Property operating and maintenance..........         736              49                 6                           791
  Other operating expenses....................         347                                                             347
  Real estate taxes...........................       1,957              85                                           2,042
  General and administrative..................         389                                                             389
  Depreciation and amortization...............       1,310             190                25                         1,525
                                                    ------            ----              ----          -----        -------
Total operating expenses......................       4,739             324                31                         5,094
                                                    ------            ----              ----          -----        -------
Operating income..............................       4,315             647               104                         5,066
Interest expense..............................       4,016             617               104          $(472)(d)      4,265
                                                    ------            ----              ----          -----        -------
Net income (loss).............................      $  299            $ 30              $ --          $ 472        $   801
                                                    ======            ====              ====          =====        =======
Basic earnings per share(e)...................      $ 0.08                                                         $  0.16
                                                    ======                                                         =======
Diluted earnings per share(e).................      $ 0.08                                                         $  0.16
                                                    ======                                                         =======


-------------------------
(a) Reflects the Company's historical consolidated statement of operations for the three months ended March 31, 1998.
(b) On May 29, 1998, the Company acquired for $29.47 million twelve community shopping centers and agreed to acquire for $4.23 million an additional community shopping center. The Midwest Acquisition was funded out of proceeds of an $18 million loan with Bloomfield Acceptance Company and the balance from the Greenwich Capital Line. Revenues and expenses other than depreciation and interest represent historical amounts of the Midwest Shopping Center Retail Portfolio which include all properties in the Sandor Acquisition as well as the additional community shopping center. Depreciation on the new cost basis of the buildings is computed on the straight line method over a useful life of 40 years. Interest expense was computed utilizing current terms of Greenwich Capital Line and the loan from Bloomfield Acceptance Company. A 1/8% increase in the interest rate of the Greenwich Capital Line would increase the adjustment to interest expense and decrease the adjustment to net income by $5,000.
(c) In February 1998, the Company acquired the Westland Shopping Center for $7.925 million. Terms of the agreement included assumption of a $5.9 million mortgage note and a cash payment of $2.025 million which was funded out of the Greenwich Capital Line. Revenues and expenses other than depreciation and interest represent the historical amounts of the Westland Shopping Center prior to the acquisition. Depreciation on the new cost basis of the buildings is computed on the straight line method over a useful life of 40 years. Interest expense was computed utilizing the terms of the mortgage assumed and current terms of the Greenwich Capital Line. A 1/8% increase in the interest rate of the Greenwich Capital Line would increase the adjustment to interest expense and decrease the adjustment to net income by $1,000.
(d) Reflects reduction of interest costs associated with expected paydown of Greenwich Capital Line from Offering proceeds.

(e) Based on weighted average common shares outstanding of 3,784,022 on a historical basis and 5,084,022 on a pro forma basis, and on weighted average common and dilutive shares outstanding of 3,827,971 and 5,127,971 on a historical and pro forma basis, respectively.

                          MALAN REALTY INVESTORS, INC.

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                  (UNAUDITED)

     The unaudited Pro Forma Condensed Consolidated Statement of Operations for the twelve months ended December 31, 1997 is presented as if the Midwest Acquisition and the Westland Acquisition had occurred on January 1, 1997 and the Offering and all related transactions had also occurred on that date. Such statement should be read in conjunction with all the financial statements and notes thereto contained elsewhere in this Prospectus. In management's opinion, all adjustments necessary to reflect the acquisitions and the Offering and related transactions have been made.

     The unaudited Pro Forma Condensed Consolidated Statement of Operations is not necessarily indicative of what the actual results of operations of the company would have been assuming the acquisitions and the Offering and related transactions had been completed as of January 1, 1997, nor does it purport to represent the results of operations for future periods.


                                             THE COMPANY       MIDWEST          WESTLAND        THE      THE COMPANY
                                            HISTORICAL(A)   ACQUISITION(B)   ACQUISITION(C)   OFFERING    PRO FORMA
                                            -------------   --------------   --------------   --------   -----------
                                                            (IN THOUSANDS EXCEPT FOR PER SHARE DATA)
REVENUES:
  Minimum rent............................     $24,092          $3,192           $  839                    $28,123
  Percentage and overage rents............       1,177                                                       1,177
  Recoveries from tenants.................       9,271             517              118                      9,906
                                               -------          ------           ------       -------      -------
  Total rental revenues...................      34,540           3,709              957                     39,206
  Management and leasing fees.............          47                                                          47
  Interest and other income...............         396              38                                         434
                                               -------          ------           ------       -------      -------
Total revenues............................      34,983           3,747              957                     39,687
OPERATING EXPENSES:
  Property operating and maintenance......       2,867             308               25                      3,200
  Other operating expenses................       1,493                                                       1,493
  Real estate taxes.......................       7,891             291               99                      8,281
  General and administrative..............       1,545                                                       1,545
  Depreciation and amortization...........       5,068             758              149                      5,975
                                               -------          ------           ------       -------      -------
Total operating expenses..................      18,864           1,357              273                     20,494
                                               -------          ------           ------       -------      -------
Operating income..........................      16,119           2,390              684                     19,193
Interest expense..........................      15,576           2,462              617       $(1,317)(d)    17,338
                                               -------          ------           ------       -------      -------
Net income (loss).........................     $   543          $  (72)          $   67       $ 1,317      $ 1,855
                                               =======          ======           ======       =======      =======
Basic earnings per share(e)...............     $  0.15                                                     $  0.38
                                               =======                                                     =======
Diluted earnings per share(e).............     $  0.15                                                     $  0.38
                                               =======                                                     =======


-------------------------
(a) Reflects the Company's historical consolidated statement of operations for the twelve months ended December 31, 1997.

(b) On May 29, 1998, the Company acquired for $29.47 million twelve community shopping centers and agreed to acquire for $4.23 million an additional community shopping center. The Midwest Acquisition was funded out of proceeds of an $18 million loan with Bloomfield Acceptance Company and the balance from the Greenwich Capital Line. Revenues and expenses other than depreciation and interest represent historical amounts of the Midwest Shopping Center Retail Portfolio, which include all properties in the Sandor Acquisition as well as the additional community shopping center. Depreciation on the new cost basis of the buildings is computed on the straight line method over a useful life of 40 years. Interest expense was computed utilizing current terms of Greenwich Capital Line and the loan from Bloomfield Acceptance Company. A 1/8% increase in the interest rate of the Greenwich Capital Line would increase the adjustment to interest expense and decrease the adjustment to net income by $20,000.

(c) In February 1998, the Company acquired the Westland Shopping Center for $7.925 million. Terms of the agreement included assumption of a $5.9 million mortgage note and a cash payment of $2.025 million which was funded out of the Greenwich Capital Line. Revenues and expenses other than depreciation and interest represent the historical amounts of the Westland Shopping Center prior to the acquisition. Depreciation on the new cost basis of the building is computed on the straight line method over a useful life of 40 years. Interest expense was computed utilizing the terms of the mortgage assumed and current terms of the Greenwich Capital Line. A 1/8% increase in the interest rate of the Greenwich Capital Line would increase the adjustment to interest expense and decrease the adjustment to net income by $3,000.

(d) Reflects reduction of interest costs associated with expected paydown of Greenwich Capital Line from Offering proceeds.


(e) Based on weighted average common shares outstanding of 3,545,759 on a historical basis and 4,845,759 on a pro forma basis, and based on weighted average common and dilutive shares outstanding of 3,590,985 on a historical basis and 4,890,985 on a pro forma basis.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and
Stockholders of Malan Realty Investors, Inc.

     We have audited the consolidated balance sheets of Malan Realty Investors, Inc. and subsidiaries (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Detroit, Michigan
January 30, 1998

                 MALAN REALTY INVESTORS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                   DECEMBER 31,
                                                                 MARCH 31,     --------------------
                                                                   1998          1997        1996
                                                                 ---------       ----        ----
                                                                (UNAUDITED)
ASSETS:
  Real Estate (Note 2):
     Land...................................................     $ 24,262      $ 22,302    $ 18,296
     Buildings and improvements.............................      199,448       193,483     189,294
                                                                 --------      --------    --------
     Total..................................................      223,710       215,785     207,590
     Less: accumulated depreciation.........................      (17,085)      (15,817)    (10,907)
                                                                 --------      --------    --------
     Total..................................................      206,625       199,968     196,683
  Other Assets:
     Accounts receivable (net of allowance of $78, $78 and
       $96 at March 31, 1998, December 31, 1997 and December
       31, 1996)............................................        2,505         1,608       1,332
     Deferred financing and other...........................       11,876        10,705      10,752
     Cash and cash equivalents..............................        1,585         1,717       6,966
     Escrow deposits (Note 2)...............................        2,014         2,140       2,119
                                                                 --------      --------    --------
     Total Assets...........................................     $224,605      $216,138    $217,852
                                                                 ========      ========    ========
LIABILITIES:
  Mortgages (Note 2)........................................     $ 98,739      $ 88,585    $ 83,643
  Convertible debentures (Note 2)...........................       55,484        56,680      61,285
  Convertible notes (Note 2)................................       27,000        27,000      27,000
  Deferred income (Note 9)..................................        2,150         2,102       2,493
  Accrued distributions payable.............................        1,620         1,620       1,472
  Accounts payable and other................................        1,491           845       1,535
  Accrued property taxes....................................        2,045         1,184       1,157
  Accrued interest payable..................................        2,255         4,180       4,274
                                                                 --------      --------    --------
     Total liabilities......................................      190,784       182,196     182,859
                                                                 --------      --------    --------
COMMITMENTS AND CONTINGENCIES (NOTE 5)
SHAREHOLDERS' EQUITY (NOTES 3, 4 AND 8)
  Common stock ($.01 par value, 30 million shares
     authorized, 3,811,463, 3,737,936 and 3,463,684 shares
     issued and outstanding as of March 31, 1998, December
     31, 1997 and December 31, 1996)........................           38            37          35
  Additional paid in capital................................       51,684        50,485      45,960
  Accumulated distributions in excess of net income.........      (17,901)      (16,580)    (11,002)
                                                                 --------      --------    --------
       Total shareholders' equity...........................       33,821        33,942      34,993
                                                                 --------      --------    --------
     Total Liabilities and Shareholders' Equity.............     $224,605      $216,138    $217,852
                                                                 ========      ========    ========

                 See Notes to Consolidated Financial Statements

                 MALAN REALTY INVESTORS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                 THREE MONTHS
                                               ENDED MARCH 31,             YEARS ENDED DECEMBER 31,
                                            ----------------------    -----------------------------------
                                              1998         1997         1997         1996         1995
                                              ----         ----         ----         ----         ----
                                                 (UNAUDITED)
REVENUES
  Minimum rent (Note 5).................    $   6,283    $   5,983    $  24,092    $  23,836    $  22,100
  Percentage and overage rents..........          301          304        1,177        1,164          963
  Recoveries from tenants...............        2,399        2,513        9,271        9,340        8,662
  Interest and other income.............           71           87          443          623          522
                                            ---------    ---------    ---------    ---------    ---------
     Total Revenues.....................        9,054        8,887       34,983       34,963       32,247
                                            ---------    ---------    ---------    ---------    ---------
EXPENSES
  Property operating and maintenance....          736        1,065        2,867        2,769        1,961
  Other operating expenses..............          347          329        1,493        1,481        1,216
  Real estate taxes.....................        1,957        1,919        7,891        7,715        7,511
  General and administrative............          389          394        1,545        1,664        1,463
  Depreciation and amortization.........        1,310        1,265        5,068        4,920        4,597
                                            ---------    ---------    ---------    ---------    ---------
     Total Operating Expenses...........        4,739        4,972       18,864       18,549       16,748
                                            ---------    ---------    ---------    ---------    ---------
OPERATING INCOME........................        4,315        3,915       16,119       16,414       15,499
INTEREST EXPENSE........................        4,016        3,922       15,576       15,815       13,749
                                            ---------    ---------    ---------    ---------    ---------
NET INCOME..............................    $     299    $      (7)   $     543    $     599    $   1,750
                                            =========    =========    =========    =========    =========
BASIC EARNINGS PER SHARE (NOTE 13)......    $    0.08    $   (0.00)   $    0.15    $    0.17    $    0.49
                                            =========    =========    =========    =========    =========
Weighted average common shares
  outstanding...........................    3,784,022    3,463,806    3,545,759    3,464,323    3,546,883
                                            =========    =========    =========    =========    =========
DILUTED EARNINGS PER SHARE (NOTE 13)....    $    0.08    $   (0.00)   $    0.15    $    0.17    $    0.49
                                            =========    =========    =========    =========    =========
Weighted average common and dilutive
  shares outstanding....................    3,827,971    3,463,806    3,590,985    3,475,095    3,546,883
                                            =========    =========    =========    =========    =========

                 See Notes to Consolidated Financial Statements

                 MALAN REALTY INVESTORS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  ACCUMULATED        DEFERRED
                                                                DISTRIBUTIONS IN   COMPENSATION       TOTAL
                                       PAR      ADDITIONAL         EXCESS OF        -INCENTIVE    SHAREHOLDERS'
                                      VALUE   PAID-IN CAPITAL      NET INCOME         SHARES         EQUITY
                                      -----   ---------------   ----------------   ------------   -------------
BALANCE, JANUARY 1, 1995............   $38        $49,682           $ (1,444)         $(185)         $48,091
  Amortization of deferred
     compensation-incentive shares
     (Note 3).......................                                                    125              125
  Conversion of debt securities.....     2          2,398                                              2,400
  Common shares repurchased.........    (4)        (5,096)                                            (5,100)
  Distributions -- $1.70 per
     share..........................                                  (6,023)                         (6,023)
  Net income........................                                   1,750                           1,750
                                       ---        -------           --------          -----          -------
BALANCE, DECEMBER 31, 1995..........    36         46,984             (5,717)           (60)          41,243
  Amortization of deferred
     compensation-incentive shares
     (Note 3).......................                                                     60               60
  Common shares repurchased.........    (1)        (1,096)                                            (1,097)
  Directors compensation paid in
     stock..........................                   48                                                 48
  Stock options exercised...........                   24                                                 24
  Distributions -- $1.70 per
     share..........................                                  (5,884)                         (5,884)
  Net income........................                                     599                             599
                                       ---        -------           --------          -----          -------
BALANCE, DECEMBER 31, 1996..........    35         45,960            (11,002)                         34,993
  Conversion of debt securities.....     2          4,469                                              4,471
  Directors compensation paid in
     stock..........................                   48                                                 48
  Stock options exercised...........                    8                                                  8
  Distributions -- $1.70 per
     share..........................                                  (6,121)                         (6,121)
  Net income........................                                     543                             543
                                       ---        -------           --------          -----          -------
BALANCE, DECEMBER 31, 1997..........   $37        $50,485           $(16,580)                        $33,942
  Conversion of debt securities
     (unaudited)....................     1          1,151                                              1,152
  Directors compensation paid in
     stock (unaudited)..............                   12                                                 12
  Stock options exercised
     (unaudited)....................                   36                                                 36
  Distributions -- $.425 per share
     (unaudited)....................                                  (1,620)                         (1,620)
  Net income (unaudited)............                                     299                             299
                                       ---        -------           --------          -----          -------
BALANCE, MARCH 31, 1998
  (UNAUDITED).......................   $38        $51,684           $(17,901)                        $33,821
                                       ===        =======           ========          =====          =======

                 See Notes to Consolidated Financial Statements

                 MALAN REALTY INVESTORS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                               THREE MONTHS ENDED
                                                   MARCH 31,             YEARS ENDED DECEMBER 31,
                                               ------------------    --------------------------------
                                                1998       1997        1997        1996        1995
                                                ----       ----        ----        ----        ----
                                                  (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income (loss)..........................  $   299    $    (7)   $    543    $    599    $  1,750
                                               -------    -------    --------    --------    --------
  Adjustments to reconcile net income to net
     cash flows provided by operating
     activities:
     Depreciation and amortization...........    1,310      1,265       5,068       4,920       4,597
     Amortization of deferred financing
       costs.................................      447        383       1,620       1,581         824
     Amortization of deferred compensation
       expense...............................                                          60         125
     Directors compensation issued in
       stock.................................       12         12          48          48
     Change in operating assets and
       liabilities that provided (used) cash:
       Accounts receivable and other.........   (2,601)    (1,307)       (982)       (961)      1,225
       Accounts payable, deferred income and
          other accrued liabilities..........     (370)    (2,087)     (1,148)        870          20
                                               -------    -------    --------    --------    --------
     Total adjustments.......................   (1,202)    (1,734)      4,606       6,518       6,791
                                               -------    -------    --------    --------    --------
     Net cash flows provided by (used for)
       operating activities..................     (903)    (1,741)      5,149       7,117       8,541
                                               -------    -------    --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Real estate developed, acquired or improved
     net of mortgage assumed.................   (2,037)                (8,195)     (1,505)    (31,868)
  Additions to leasehold improvements and
     equipment...............................                                                      (8)
  Deposits to escrow.........................   (4,741)    (3,408)    (17,274)    (17,642)     (5,876)
  Disbursements from escrow..................    4,867      3,865      17,253      16,985       4,415
                                               -------    -------    --------    --------    --------
     Net cash flows provided by (used for)
       investing activities..................   (1,911)       457      (8,216)     (2,162)    (33,337)
                                               -------    -------    --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Draws on lines of credit...................    4,350                  6,200                  15,500
  Repayment of lines of credit...............                          (1,500)                (50,250)
  Net proceeds from REMIC offering...........                                                  55,751
  Principal repayments on mortgages..........      (84)    (1,312)     (1,428)        (91)        (88)
  Net proceeds from mortgages................                           1,670                  12,450
  Distributions to shareholders..............   (1,620)    (1,472)     (5,973)     (5,921)     (6,121)
  Debt issuance costs........................                          (1,159)
  Proceeds from stock options exercised......       36          3           8          24
  Repurchases of common stock................                                      (1,096)     (5,100)
                                               -------    -------    --------    --------    --------
     Net cash flows provided by (used for)
       financing activities..................    2,682     (2,781)     (2,182)     (7,084)     22,142
                                               -------    -------    --------    --------    --------
NET DECREASE IN CASH AND CASH EQUIVALENTS....     (132)    (4,065)     (5,249)     (2,129)     (2,654)
CASH AND CASH EQUIVALENTS AT BEGINNING OF
  PERIOD.....................................    1,717      6,966       6,966       9,095      11,749
                                               -------    -------    --------    --------    --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD...  $ 1,585    $ 2,901    $  1,717    $  6,966    $  9,095
                                               =======    =======    ========    ========    ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION -- Cash paid for interest
  during the period..........................  $ 5,515    $ 5,601    $ 14,058    $ 14,139    $ 13,104
                                               =======    =======    ========    ========    ========

                 See Notes to Consolidated Financial Statements

                 MALAN REALTY INVESTORS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (AUDITED) AND
             THREE MONTHS ENDED MARCH 31, 1998 AND 1997 (UNAUDITED)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     General -- The Company is engaged in the ownership, management, leasing, acquisition, development and redevelopment of shopping centers and entertainment facilities and leases space to tenants pursuant to lease agreements. The lease agreements provide for terms ranging from one to 25 years and, in some cases, for annual rentals which are subject to upward adjustment based on operating expense levels and sales volume.

     Basis of Combination and Principles of Consolidation -- The accompanying consolidated financial statements include the activity of the Company and its wholly owned subsidiaries, Malan Mortgagor, Inc., Malan Meadows, Inc. and Malan Revolver, Inc. All significant inter-company balances and transactions have been eliminated.

     Reclassifications -- Certain reclassifications have been made to prior years financial statements in order to conform with the current year presentation.

     Real Estate is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight line basis over the estimated useful lives of the assets as follows:

Buildings...................................................     40 Years
Land and Building Improvements..............................  10-40 Years

     Maintenance and repairs are charged to expense as incurred. Renovations which improve or extend the life of the asset are capitalized.

     Deferred Financing and Other consists primarily of deferred financing costs and lease procurement costs. Deferred financing costs at December 31, 1997 and 1996 of $12,764,000 and $11,738,000, respectively, are amortized on a straight line basis over the terms of the applicable debt agreements. Accumulated amortization of deferred financing costs at December 31, 1997 and 1996 was $4,147,000 and $2,527,000, respectively, and amortization expense for 1997, 1996 and 1995 was $1,620,000, $1,581,000 and $824,000, respectively, and is included in interest expense in the Consolidated Statements of Operations.

     Lease procurement costs of $1,605,000 and $1,176,000 at December 31, 1997 and 1996, respectively, consist of leasing costs, tenant allowances and tenant improvements and are amortized on a straight line basis over the terms of the applicable tenant lease. Accumulated amortization of lease procurement costs at December 31, 1997 and 1996 was $273,000 and $150,000, respectively, and amortization expense for 1997, 1996 and 1995 was $193,000, $102,000, and $199,000, respectively.

     Revenue Recognition -- Minimum rents are recognized on the straight line method over the terms of the leases. Percentage rents are recognized as earned. The leases also typically provide for tenant reimbursement of common area maintenance and other operating expenses which are included in the accompanying Consolidated Statements of Operations as recoveries from tenants.

     Income received on lease terminations is deferred and recognized on a straight line basis over the remaining term of the leases involved. Deferred income related to such terminations was approximately $1,674,000 and $2,187,000 at December 31, 1997 and 1996, respectively, and approximately $577,000, $428,000 and $71,000 was recognized as rental income for the years ended December 31, 1997, 1996 and 1995, respectively. Payments received under normal lease clauses which provide for the acceleration of the lease expiration date upon receipt of such payment are recognized as income when received.

     Income Taxes -- The Company has elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"). As a REIT, the Company generally will not be subject to federal income taxation at the corporate level to the extent it distributes annually at least 95% of its real estate investment trust taxable income, as defined in the Code, to its stockholders and satisfies certain

                 MALAN REALTY INVESTORS, INC. AND SUBSIDIARIES

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED

other requirements. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.

     Earnings per common share -- The Company adopted Statement of Financial Accounting Standards (SFAS) No.128, "Earnings per Share," for the year ended December 31, 1997. SFAS No. 128 replaces the presentation of primary earnings per share ("EPS") and fully diluted EPS with a presentation of basic EPS and diluted EPS, respectively. Basic EPS excludes potential share dilution and is computed by dividing earnings available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in the earnings but does not include shares issuable upon conversion of securities that would have an antidilutive effect on earnings per share. All prior-period EPS data have been restated. The adoption of this new accounting standard does not have a material effect on the Company's reported EPS amounts.

     Distributions of $1.70 per common share were declared for each of the years ended December 31, 1997, 1996 and 1995 of which $1.70, $1.34 and $.46, respectively, represent a return of capital for federal income tax purposes.

     Cash and cash equivalents consist of deposits in banks and certificates of deposit with maturities of three months or less at the date of purchase.

     Long-lived assets and long-lived assets to be disposed of -- The Company accounts for long-lived assets and long-lived assets to be disposed of in accordance with SFAS No. 121. This statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used, and long-lived assets and certain identifiable intangibles to be disposed of. The Company's assets are periodically reviewed throughout the year for impairments in value and in management's opinion no impairments have occurred requiring writedowns during the years ended December 31, 1997, 1996 and 1995.

     Management estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Unaudited interim statements -- The unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial reporting, and the rules and regulations of the Securities and Exchange Commission. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the Company's consolidated financial position, results of operations and cash flows have been included. The results of such interim periods are not necessarily indicative of the results of operations for the full year.

2. MORTGAGES, DEBENTURES AND NOTES

     The Company has a $63 million term mortgage loan (the "Securitized Mortgage Loan") utilizing a real estate mortgage investment conduit (REMIC). The loan is secured by separate cross-collateralized and cross-defaulted mortgages or deeds of trust on 25 properties owned by a wholly-owned subsidiary, Malan Mortgagor, Inc., and matures on August 10, 2002. Payments of interest only are due monthly. Through the use of interest rate caps and floor agreements, the effective interest rate is fixed at 7.57% through February 10, 2002; thereafter, the interest rate on $42 million of the mortgage loans converts to a variable rate based on certain requirements.

                 MALAN REALTY INVESTORS, INC. AND SUBSIDIARIES

2. MORTGAGES, DEBENTURES AND NOTES -- CONTINUED
     As part of the Securitized Mortgage Loan, the Company must continue to fund certain up-front reserves on an ongoing basis and request disbursement of funds as certain requirements are met. The Capital Improvements/Replacement Reserve requires an annual deposit (funded monthly) equal to $0.20 per qualifying square foot as defined in the agreement or approximately $575,000 per year. The Basic Carrying Cost Reserve which is utilized to pay certain real estate taxes, ground lease payments and insurance payments related to the properties of Malan Mortgagor, Inc. requires a monthly deposit equal to one-twelfth of the estimated annual cost of these expenses or approximately $1.3 million per annum.

     An additional provision in the agreement provides that in the event that the long-term debt rating of either of the two major tenants of the collateralized properties, Kmart or Wal-Mart, is downgraded to 'BB+' or lower, the Company is required to maintain an additional amount in the Basic Carrying Cost Reserve equal to 1/4 of the applicable real estate tax obligation borne by those tenants. In January 1996, the long-term debt rating of Kmart was lowered to 'BB' and accordingly, the Company was required to make an additional deposit to the Basic Carrying Cost account of $561,000.

     In November 1997, the Company obtained a $25 million secured line of credit provided by Greenwich Capital Markets, Inc., a division of National Westminister Bank, Plc. The loan is secured by separate cross-collateralized and cross-defaulted mortgages or deeds of trust on 16 properties owned by a wholly-owned subsidiary, Malan Revolver, Inc. The line of credit has a two-year term, which may be extended for a period of one year and can be expanded up to $50 million for additional acquisitions. The facility carries an interest rate of London Interbank Offered Rate ("LIBOR") plus 150 basis points. Payments of interest only are due monthly. At December 31, 1997, $20.69 million was available for borrowing under the facility and $4.7 million was outstanding on the line of credit.

     In January 1997, the Company refinanced certain bank debt with an $11.2 million loan with Daiwa Finance Corporation ("Daiwa"). The Daiwa loan is collateralized by the Company's interest in The Shops at Fairlane Meadows ("Fairlane Meadows") in Dearborn, Michigan and contained an earn-out provision whereby the property could be revalued and the loan increased if the revised valuation supported such an increase. In December 1997, pursuant to the earn-out provision, the Company received an additional $1.67 million from Daiwa and the loan was increased to $12.796 million. Current terms of the loan call for monthly payments totaling $96,000 consisting of interest at the rate of 8.18% per annum and principal amortized over a 30-year life. Real estate tax payments and an annual replacement reserve of $32,000 are required to be escrowed monthly. The loan is due in full on February 1, 2007, at which time a balloon payment of approximately $11.4 million will be due. As part of the loan agreement with Daiwa, the Company transferred its interest in Fairlane Meadows to a wholly-owned subsidiary, Malan Meadows, Inc. in January 1997.

     The Company has a line of credit with First Chicago NBD totaling $1.5 million. The line is collateralized by the Company's interest in Orchard-14 Shopping Center in Farmington Hills, Michigan and is subject to certain other restrictions as to its use. The line originally matured on January 23, 1998 but has been extended to March 23, 1998 for the purpose of providing time to complete a reappraisal of the property to increase the available loan amount. Payments of interest only at either the bank's prime rate, or LIBOR plus 200 basis points under certain conditions, are due monthly until maturity. As of December 31, 1997 there is no outstanding balance on the line.

     The Company has outstanding as of December 31, 1997 and 1996 $56.680 million and $61.285 million, respectively, in Convertible Debentures (the "Debentures") and $27 million in Convertible Notes (the "Notes"). The Debentures are 10-year unsecured general obligations of the Company due July 15, 2004, have a coupon rate of interest of 9.5% per annum, payable semiannually and carry a rating of B3 from Moody's Investors Services, Inc. The Debentures are convertible, at anytime after issuance and prior to maturity into

                 MALAN REALTY INVESTORS, INC. AND SUBSIDIARIES

2. MORTGAGES, DEBENTURES AND NOTES -- CONTINUED shares of Common Stock at the conversion price of $17 per share subject to adjustment under certain conditions. The Debentures are not redeemable by the Company prior to July 15, 2001, except for certain reasons intended to protect the Company's status as a REIT. During 1997, $4.605 million aggregate principal of Debentures were converted into 270,878 shares of Common Stock.

     The Notes are nine-year general obligations due July 15, 2003 secured by a first mortgage on Bricktown Square in Chicago, Illinois and bear interest at the rate of 8.5% per annum, payable semiannually and are convertible into shares of Common Stock at any time after June 24, 2002 at a conversion price of $17 per share. Prior to this date, the holder may also demand conversion of limited quantities of the Notes subject to certain timing restrictions.

     Net settlement costs paid under interest rate cap agreements are recorded on an accrual basis and recognized as an adjustment to interest expense.

     Several of the above debt agreements contain restrictive financial covenants, all of which the Company was in compliance with as of December 31, 1997.

     The following table sets forth certain information regarding the Company's debt outstanding as of December 31, 1997 and 1996.

                                                                                BALANCE DECEMBER 31,
                                                                      MATURITY  ---------------------
                                      COLLATERAL       INTEREST RATE    DATE      1997        1996
                                      ----------       -------------  --------    ----        ----
                                                                                   (IN THOUSANDS)
MORTGAGES
Greenwich Capital Line of        16 Retail Properties  LIBOR + 150    November   $ 4,700     $    --
  Credit                                               Basis Points     1999
UDAG Loan                        Bricktown Square      5% increasing   March       8,097       8,193
                                                       to 9%            2023
Securitized Mortgage Loan        25 Retail Properties  7.57%(1)        August     63,000      63,000
                                                                        2002
Daiwa Finance Corp.              The Shops at          8.18%          February    12,788      12,450
                                 Fairlane Meadows                       2007
                                                                                 -------     -------
  Total Mortgages                                                                $88,585     $83,643
                                                                                 =======     =======
CONVERTIBLE DEBENTURES           None                  9.5%         July 2004    $56,680     $61,285
                                                                                 =======     =======
CONVERTIBLE NOTES                Bricktown Square      8.5%         July 2003    $27,000     $27,000
                                                                                 =======     =======


-------------------------
(1) Overall blended rate. The interest rates on four different tranches are either fixed or capped through the use of interest rate caps and floors.

     Approximate scheduled principal payments for the years subsequent to December 31, 1997 are as follows (in thousands):

1998........................................................    $    193
1999........................................................       4,908
2000........................................................         222
2001........................................................         238
2002........................................................      63,255
2003 and thereafter.........................................     103,449
                                                                --------
  Total.....................................................    $172,265
                                                                ========

                 MALAN REALTY INVESTORS, INC. AND SUBSIDIARIES

3. INCENTIVE SHARES

     Upon completion of its initial public offering, the Company's president and chief executive officer donated 23,700 shares of Common Stock to be distributed in varying amounts to substantially all of the Company's employees, subject to certain forfeiture restrictions. The donation was recorded at its fair market value as additional paid in capital and deferred compensation expense. Compensation expense recognized during 1996 and 1995 was $60,000 and $125,000, respectively. On June 18, 1996 all forfeiture restrictions lapsed and the unforfeited shares became the unrestricted property of each recipient.

4. WARRANTS AND STOCK OPTION AND COMPENSATION PLANS

     Warrants -- In connection with its initial public offering, the Company issued warrants to National Westminster Bank Plc, New York Branch, an affiliate of one of the underwriters at the time of the initial public offering, for the purchase of 353,000 shares of common stock. The warrants are exercisable for a period of four years commencing June 17, 1995 at a price of $20.40 per share. No warrants have been exercised.

     Employee Option Plan -- The Company has a stock option plan (the "Employee Option Plan") to enable its employees to participate in the ownership of the Company. Under the Employee Option Plan, executive officers and employees of the Company may be granted options to acquire shares of Common Stock of the Company ("Options"). The Employee Option Plan is administered by the compensation committee of the Board of Directors (the "Board"), which is authorized to select the executive officers and other employees to whom Options are to be granted. No member of the compensation committee is eligible to participate in the Employee Option Plan. The aggregate number of shares of Common Stock that may be issued upon the exercise of all Options is 400,000 shares.

     The exercise price of each Option granted is equal to the aggregate fair market value of the underlying shares on the date of grant. With the exception of those granted on the date of the Company's initial public offering, which vested over a three-year period at the rate of 33 1/3% per year, Options vest over a five-year period at the rate of 20% per year, beginning on the first anniversary of the date of grant and are exercisable until the tenth anniversary of the date of grant.

     Directors Option Plan -- In 1995, the Company adopted the 1995 Stock Option Plan for Non-employee Directors of the Company (the "Directors Option Plan"). Under the Directors Option Plan, each non-employee Director of the Company received an option to purchase 1,500 shares of Common Stock of the Company following the 1995 Annual Meeting of the Board. Following each Annual Meeting of the Board thereafter, each non-employee Director will automatically be granted an option to purchase 1,000 shares of Common Stock.

     All Options granted under the Directors Option Plan will have an exercise price equal to the fair market value of the underlying shares on the date of the grant. Each Option granted will vest immediately upon grant but will not become exercisable by the Director until six months following the date of grant. Options granted to a Director will remain exercisable until the tenth anniversary of the date of grant or, if earlier, until one year after the Director ceases to be a member of the Board for any reason. The aggregate number of shares that may be issued under the Directors Option Plan is 80,000 shares.

                 MALAN REALTY INVESTORS, INC. AND SUBSIDIARIES

4. WARRANTS AND STOCK OPTION AND COMPENSATION PLANS -- CONTINUED
     The following table summarizes the activity for the Company's Stock Option
Plans:

                                             EMPLOYEE OPTION PLAN                          DIRECTORS OPTION PLAN
                                 --------------------------------------------   --------------------------------------------
                                  SHARES                          WEIGHTED       SHARES                          WEIGHTED
                                  SUBJECT    EXERCISE PRICE    AVG. EXERCISE     SUBJECT    EXERCISE PRICE    AVG. EXERCISE
                                 TO OPTION      PER SHARE          PRICE        TO OPTION      PER SHARE          PRICE
                                 ---------   --------------    -------------    ---------   --------------    -------------
Balance, January 1, 1995.......   148,500    $17.000              $17.000
Options Granted 1995...........   101,500    $13.375              $13.375         6,000     $14.500              $14.500
                                  -------                                        ------
Balance, December 31, 1995.....   250,000                         $15.528         6,000                          $14.500
Options Granted 1996...........    54,000    $14.375-$15.375      $14.449         4,000     $14.375              $14.375
Options Exercised 1996.........                                                  (1,708)    $14.375              $14.375
                                  -------                                        ------
Balance, December 31, 1996.....   304,000    $13.375-$17.000      $15.383         8,292     $14.375-$14.50       $14.465
Options Granted 1997...........                                                   4,000     $17.125              $17.125
Options Exercised 1997.........      (634)   $13.375              $13.375
                                  -------                                        ------
Balance December 31, 1997......   303,366    $13.375-$17.000      $15.383        12,292     $14.375-$17.125      $15.331
                                  =======                                        ======
Options Exercisable at
  December 31, 1997............   199,266                         $16.135        12,292                          $15.331
                                  =======                         =======        ======                          =======

     In accordance with the Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation", the Company has elected to continue to report compensation by applying the requirements of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and therefore has recorded no charge to income for stock options. There would have been no effect on the Company's pro forma net income and earnings per share for 1997 and 1996 had the Company recognized compensation expense using the Black-Scholes option pricing model utilizing the following values and weighted-average assumptions:

                                                                 1997        1996
                                                                 ----        ----
Option value................................................    $ 0.54      $ 0.03
Dividend yield..............................................      9.9 %      11.8 %
Expected volatility.........................................     17   %      10   %
Risk-free interest rate.....................................      6   %       6   %
Expected lives (in years)...................................     10          10

     The outstanding stock options at December 31, 1997 have a weighted average contractual life of 7.97 years.

     Stock Compensation Plan -- In order to provide an opportunity for non-employee Directors to increase their ownership, the Company adopted in May 1995, the 1995 Stock Compensation Plan for Non-employee Directors (the "Stock Compensation Plan"). Under the Stock Compensation Plan, each non-employee Director may make an election by June 30 of each year to receive all or a portion of the Director's compensation for the following calendar year in the form of Common Stock of the Company in lieu of cash. Once made, the election is irrevocable for the following year's compensation.

     The number of shares of Common Stock to be paid to a Director instead of cash compensation will be determined based on the closing price of the Common Stock on the New York Stock Exchange on the day before the compensation is earned by the Director (i.e., the day before a Board meeting). The plan became effective January 1, 1996. A maximum of 100,000 shares may be issued under the Stock Compensation Plan. During 1997 and 1996, a total of 2,740 and 3,272 shares, respectively, were issued under the plan reflecting compensation of $48,000 in each year.

                 MALAN REALTY INVESTORS, INC. AND SUBSIDIARIES

5. COMMITMENTS AND CONTINGENCIES

     Revenues derived from the Company's major tenant, Kmart, amounted to 39.0%, 38.2% and 46.4% of consolidated revenues arising from lease agreements for the years ended December 31, 1997, 1996 and 1995, respectively. Amounts receivable from the major tenant were $56,000 and $47,000 at December 31, 1997 and 1996, respectively.

     Approximate future minimum rent under operating leases for the years subsequent to December 31, 1997, assuming no new or renegotiated leases or option extensions, are as follows (in thousands):

1998........................................................    $ 23,792
1999........................................................      22,539
2000........................................................      20,599
2001........................................................      19,381
2002........................................................      17,247
2003 and thereafter.........................................     104,009
                                                                --------
  Total.....................................................    $207,567
                                                                ========

     Approximate future minimum rental payments under the terms of all non-cancelable operating leases in which the Company is the lessee, principally for ground leases and office rent, subsequent to December 31, 1997, are as follows (in thousands):

1998........................................................  $   503
1999........................................................      472
2000........................................................      442
2001........................................................      388
2002........................................................      270
2003 and thereafter.........................................    8,134
                                                              -------
  Total.....................................................  $10,209
                                                              =======

     Rent expense for operating leases for the years ended December 31, 1997, 1996 and 1995 was $498,000 $457,000 and $481,000, respectively.

     The Company has entered into the following commitments as of December 31, 1997:

                                                                     ANTICIPATED
                                                    APPROXIMATE        FUNDING
                                                       AMOUNT           DATE
                                                    -----------      -----------
                                                   (IN THOUSANDS)
Payment of tenant construction allowance on
  17-plex theater complex -- North Aurora, IL....     $ 3,835           July 1998
Replacement of roof on one retail building.......         209            May 1998
Redevelopment of existing retail property --                         March 1998 -
  Lawrence, KS...................................       2,500(1)     October 1998
Payment of tenant construction allowance on
  10-plex theater complex -- Melrose Park, IL....       3,773       November 1998
                                                      -------
Total............................................     $10,317
                                                      =======

-------------------------

(1) Contracts awarded as of December 31, 1997

                 MALAN REALTY INVESTORS, INC. AND SUBSIDIARIES

5. COMMITMENTS AND CONTINGENCIES -- CONTINUED
     The Company, as an owner of real estate, is subject to various environmental laws. Compliance by the Company with existing laws has not had a material adverse financial effect during the three-year period ended December 31, 1997, nor does management believe it will have a material impact in the future. However, management cannot predict the impact of new or changed laws or regulations on its current properties or properties that it may acquire.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following disclosure of estimated fair value was determined using available market information and appropriate valuation methodologies. This disclosure is made as required by SFAS No. 107, "Disclosures about Fair Value of Financial Instruments".

     Cash and Cash Equivalents -- The carrying amount for cash and cash equivalents approximates fair value due to the short maturity of these instruments.

     Interest Rate Hedging Instruments -- The Company entered into interest rate agreements to reduce its exposure to changes in the cost of the floating rate portion of its Securitized Mortgage Loan.

     As of December 31, 1997, the following interest rate cap agreements were outstanding:

   NOTIONAL
    AMOUNT         LIBOR     FREQUENCY OF
(IN THOUSANDS)    CAP RATE   RATE RESETS                TERM
--------------    --------   ------------               ----
    $42,000        6.67%       Monthly      July 1995 to February 2002
     42,000        8.75%       Monthly      February 2002 to August 2002

     The Company is exposed to credit risk in the event of nonperformance by the counterparties to its interest rate cap agreements, but has no off-balance sheet risk of loss. The Company anticipates that its counterparties will fully perform their obligations under the agreements.

     The carrying value of the interest rate caps as of December 31, 1997 and 1996 was $1,310,000 and $1,595,000, respectively, and the fair value was $890,000 and $1,200,000, respectively.

     Mortgages -- The fair value of the mortgages is based on the present value of contractual cash flows and is as follows at December 31 (in thousands):

                                                                1997                    1996
                                                        ---------------------   ---------------------
                                                        CARRYING   ESTIMATED    CARRYING   ESTIMATED
                                                         AMOUNT    FAIR VALUE    AMOUNT    FAIR VALUE
                                                        --------   ----------   --------   ----------
UDAG Loan.............................................  $ 8,097     $ 4,529     $ 8,193     $ 4,455
Fairlane Meadows Mortgage.............................   12,788      12,788      12,450      12,450
Greenwich Capital Line of Credit......................    4,700       4,700          --          --
Securitized Mortgage Loan.............................   63,000      63,000      63,000      63,000
                                                        -------     -------     -------     -------
     Total............................................  $88,585     $85,017     $83,643     $79,905
                                                        =======     =======     =======     =======

     Convertible Debentures and Convertible Notes -- The fair value of the Convertible Debentures is based on the traded value at the close of business at year end. The carrying value of the Convertible Debentures as of December 31, 1997 and 1996 is $56.680 million and $61.285 million, respectively. The estimated fair value based upon the traded value at the close of business on December 31, 1997 and 1996 was $60.081 million and $60.672 million, respectively. Management believes that the carrying value of the Convertible Notes as of December 31, 1997 and 1996 approximates the fair value.

                 MALAN REALTY INVESTORS, INC. AND SUBSIDIARIES

6. FAIR VALUE OF FINANCIAL INSTRUMENTS -- CONTINUED
     The fair value estimates presented herein are based on information available to management as of December 31, 1997 and 1996. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such financial instruments have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

7. SIGNIFICANT NONCASH TRANSACTIONS

     Significant noncash transactions for the three years ended December 31, 1997 are as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                               1997     1996     1995
                                                               ----     ----     ----
                                                                   (IN THOUSANDS)
Conversion of debentures into 270,878 in 1997 and 147,646 in
  1995 shares of common stock, net of unamortized costs.....  $4,471            $2,400
Distributions declared not yet paid.........................  $1,620   $1,472   $1,509

8. STOCK REPURCHASE PLAN

     In January 1995, the Company's Board of Directors approved a plan to repurchase up to 755,000 shares of the Company's Common Stock. Under the plan, any purchases of Common Stock are to be made in the open market or in privately negotiated transactions subject to SEC rules and regulations regarding such transactions. During 1996 and 1995, the Company repurchased 91,500 and 376,500 shares, respectively, at an average cost of $11.98 and $13.47, respectively. No shares were repurchased during the year ended December 31, 1997.

9. DEFERRED INCOME

     In September 1995, the Company entered into an agreement with its largest tenant, Kmart, regarding several stores within its portfolio. Under the agreement, the Company received a cash payment on October 31, 1995 totaling approximately $2.56 million as consideration for the termination of leases on five stores previously closed by Kmart. In addition, the agreement (i) provides that the Company assume leases at three locations that were subleased by Kmart;
(ii) amends certain lease provisions on four other properties leased by Kmart; and (iii) allows the Company to develop outlots at seven Kmart properties and retain all revenue generated from these outlots. The cash payment has been recorded as deferred income and is being amortized as income on a straight-line basis over a six-year period which represents the weighted average remaining base term of the leases involved.

     The Company has re-leased two of the closed stores at terms which approximate the annual revenue received under the previous leases with Kmart and intends to re-lease the remaining three stores. The Company has also leased two of the outlots. Management intends to develop and lease the remaining outlots discussed above. It is possible that the Company may be unable to re-lease the remaining stores or develop and lease the outlots within the next several years. Such loss of revenue may have an impact on the Company's future cash flows and results of operations.

                 MALAN REALTY INVESTORS, INC. AND SUBSIDIARIES

10. PROPERTY ACQUISITIONS

     During the three years ended December 31, 1997, the Company acquired the following properties:

                                                                                 GROSS
ACQUISITION                                                                     LEASABLE
   DATE                        PROPERTY                        LOCATIONS          AREA           COST
-----------                    --------                        ---------        --------         ----
                                                                                            (IN THOUSANDS)
   3/1/95      Expansion of Existing Wal-Mart Store.....    Washington, IN        21,295       $ 1,625
   6/4/95      Clinton Pointe Shopping Center...........    Clinton Twp., MI     135,330        12,262
  9/16/95      The Shops at Fairlane Meadows............    Dearborn, MI         137,508        16,617
 11/24/97      Southwind Theater........................    Lawrence, KS          42,497         4,207
                                                                                --------       -------
               Totals...................................                         336,630       $34,711
                                                                                ========       =======

11. PRO FORMA INFORMATION

     The following unaudited table of pro forma information has been presented as if the acquisitions of Clinton Pointe Shopping Center and The Shops at Fairlane Meadows had occurred on January 1, 1995. In management's opinion, all adjustments necessary to reflect the acquisitions of properties have been made. The pro forma information is not necessarily indicative of what the actual results of operations of the Company would have been had such transactions actually occurred as of January 1, 1995, nor do they purport to represent the results of the operations of the Company for future periods (in thousands except per share data).

                                                               1995
                                                               ----
Total revenues..............................................  $35,118
Net income..................................................  $ 1,270
Net income per share........................................  $  0.36

12. QUARTERLY FINANCIAL DATA (UNAUDITED)

     Summarized quarterly financial data for the periods indicated are as follows (in thousands except per share amounts):

                                                                          BASIC EARNINGS   DILUTED EARNINGS
                  1997                     REVENUES   NET INCOME (LOSS)     PER SHARE         PER SHARE
                  ----                     --------   -----------------   --------------   ----------------
March 31.................................  $ 8,887          $ (7)             $  --             $  --
June 30..................................    8,528            71               0.02              0.02
September 30.............................    8,787           213               0.06              0.06
December 31..............................    8,781           266               0.07              0.07
                                           -------          ----              -----             -----
Total....................................  $34,983          $543              $0.15             $0.15
                                           =======          ====              =====             =====
1996
March 31.................................  $ 8,919          $ 87              $0.03             $0.03
June 30..................................    8,702           120               0.03              0.03
September 30.............................    8,868           220               0.06              0.06
December 31..............................    8,474           172               0.05              0.05
                                           -------          ----              -----             -----
Total....................................  $34,963          $599              $0.17             $0.17
                                           =======          ====              =====             =====

                 MALAN REALTY INVESTORS, INC. AND SUBSIDIARIES

13. EARNINGS PER SHARE

     Earnings per share ("EPS") data were computed as follows (in thousands except per share amounts):

                                                                YEAR ENDED DECEMBER 31
                                                              --------------------------
                                                               1997      1996      1995
                                                               ----      ----      ----
Net Income..................................................  $  543    $  599    $1,750
                                                              ======    ======    ======
BASIC EPS:
Weighted-average shares outstanding.........................   3,546     3,464     3,547
                                                              ======    ======    ======
Basic earnings per share....................................  $ 0.15    $ 0.17    $ 0.49
                                                              ======    ======    ======
DILUTED EPS:
Weighted-average shares outstanding.........................   3,546     3,464     3,547
Shares issued upon exercise of dilutive options.............     312       160        --
Shares purchased with proceeds of options...................    (267)     (149)       --
                                                              ------    ------    ------
Shares applicable to diluted earnings.......................   3,591     3,475     3,547
                                                              ======    ======    ======
Diluted earnings per share..................................  $ 0.15    $ 0.17    $ 0.49
                                                              ======    ======    ======

     Diluted EPS reflects the potential dilution of securities that could share in the earnings but does not include shares issuable upon conversion of securities that would have an antidilutive effect on earnings per share.

14. SUBSEQUENT EVENTS

     In January 1998, the Company entered into an agreement to acquire Westland Shopping Center in Westland, Michigan for $7.925 million. Terms of the acquisition include a cash payment of $2.025 million which is anticipated to be funded out of the Company's line of credit with Greenwich Capital Markets, Inc. and the assumption of a $5.9 million mortgage with Wells Fargo Bank. The mortgage calls for monthly payments of interest at the rate of 8.02% per annum and principal amortized over 30 years and is due in full November 1, 2007.

     Subsequent to December 31, 1997 $946,000 aggregate principal of Debentures were converted into 55,644 shares of common stock.

     Subsequent to March 31, 1998, the Company acquired for $29.47 million twelve community shopping centers and agreed to acquire for $4.23 million an additional community shopping center. The acquisition was funded out of proceeds from an $18 million mortgage loan collateralized by the properties and the balance out of the Company's lines of credit. The mortgage loan is for a term of 15 years and requires monthly payments of interest at the rate of 7.43% per annum and principal amortized over a 30 year term.

                          INDEPENDENT AUDITORS' REPORT

To the Owners
Midwest Shopping Center
Retail Portfolio

     We have audited the accompanying combined statement of revenues and certain expenses (defined as being operating revenues less direct operating expenses) of the Midwest Shopping Center Retail Portfolio for the year ended December 31, 1997. This combined statement of revenues and certain expenses is the responsibility of the management of the Midwest Shopping Center Retail Portfolio. Our responsibility is to express an opinion on this combined statement of revenues and certain expenses based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined statement of revenues and certain expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined statement of revenues and certain expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined statement of revenues and certain expenses. We believe that our audit provides a reasonable basis for our opinion.

     The accompanying combined statement of revenues and certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the Form S-2 of Malan Realty Investors, Inc. Material amounts, described in Note 1 to the combined statement of revenues and certain expenses, that would not be comparable to those resulting from the proposed future operations of the Midwest Shopping Center Retail Portfolio are excluded and the statement is not intended to be a complete presentation of the revenues and expenses of these properties.

     In our opinion, such combined statement of revenues and certain expenses presents fairly, in all material respects, the revenues and certain expenses, as described above, of the Midwest Shopping Center Retail Portfolio for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

KATZ, SAPPER & MILLER, LLP
Certified Public Accountants
Indianapolis, Indiana
May 15, 1998

                    MIDWEST SHOPPING CENTER RETAIL PORTFOLIO

              COMBINED STATEMENTS OF REVENUE AND CERTAIN EXPENSES
                   YEAR ENDED DECEMBER 31, 1997 (AUDITED) AND
                 THREE MONTHS ENDED MARCH 31, 1998 (UNAUDITED)

                                                                 MARCH 31,     DECEMBER 31,
                                                                   1998            1997
                                                                 ---------     ------------
                                                                (UNAUDITED)
REVENUE:
  Minimum rents.............................................     $820,203       $3,191,986
  Recoveries from tenants...................................      144,097          517,382
  Interest and other........................................        7,315           37,986
                                                                 --------       ----------
       Total Revenues.......................................      971,615        3,747,354
CERTAIN EXPENSES:
  Property operating and maintenance........................       49,229          308,158
  Real estate taxes.........................................       85,420          290,560
                                                                 --------       ----------
       Total Expenses.......................................      134,649          598,718
                                                                 --------       ----------
REVENUES IN EXCESS OF CERTAIN EXPENSES......................     $836,966       $3,148,636
                                                                 ========       ==========

 See Accompanying Note to Combined Statements of Revenues and Certain Expenses.

                    MIDWEST SHOPPING CENTER RETAIL PORTFOLIO

          NOTE TO COMBINED STATEMENTS OF REVENUES AND CERTAIN EXPENSES
                   YEAR ENDED DECEMBER 31, 1997 (AUDITED) AND
                 THREE MONTHS ENDED MARCH 31, 1998 (UNAUDITED)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Midwest Shopping Center Retail Portfolio ("Properties") consists of thirteen retail shopping center properties located throughout the Midwestern United States. Revenue is derived primarily from noncancelable operating lease agreements that provide for payment of guaranteed minimum rent and other miscellaneous charges to cover certain operating expenses and have terms which range up to six years.

     The owners of the Portfolio have entered into an agreement to sell the Properties to Malan Realty Investors, Inc. for an aggregate sales price of $33.7 million. Closing on twelve of the properties is expected to occur on or before May 29, 1998, while closing on the one remaining property is expected to occur on or before November 30, 1998.

     Basis of Presentation. Operating revenues and certain direct operating expenses are presented on the accrual basis of accounting. The accompanying combined statements of revenues and certain expenses are not representative of the actual operations for the periods presented because certain expenses which may not be comparable to the expenses expected to be incurred by Malan Realty Investors in the proposed future operations of the Properties have been excluded. Expenses excluded are interest, depreciation and amortization, management fees and other costs not directly related to the future operations of the Properties.

     Revenue Recognition. Minimum rents are recorded on the straight-line method over the terms of the related leases. Percentage rents are recognized as earned on the accrual basis over the terms of the leases. The leases also typically provide for tenant reimbursement of common areas maintenance and other operating expenses which are included in the accompanying combined statement of revenues and certain expenses as recoveries from tenants.

     The approximate future minimum rent revenues under operating leases for years subsequent to December 31, 1997, assuming no new or renegotiated leases, or option extensions are as follows:

1998........................................................    $ 3,348,469
1999........................................................      3,228,387
2000........................................................      2,882,358
2001........................................................      2,137,549
2002........................................................      1,393,077
2003 and thereafter.........................................      1,719,107
                                                                -----------
     Total..................................................    $14,708,947
                                                                ===========

     Unaudited Interim Statements: The unaudited interim combined statement of revenue and certain expenses has been prepared in accordance with the accounting policies described above. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the combined statement of revenues and certain expenses for the interim period have been made. The results for the interim period are not necessarily indicative of the results for a full fiscal year.

=========================================================

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SHARES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                            ------------------------

                           SUMMARY TABLE OF CONTENTS

                                           PAGE
                                           ----
Prospectus Summary.......................    5
Risk Factors.............................   13
Use of Proceeds..........................   21
Price Range of Common Stock and
  Distribution History...................   21
Capitalization...........................   22
Selected Financial Data..................   23
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.............................   25
Business and Properties..................   32
Mortgage Indebtedness....................   47
Recent Developments......................   47
Policies with Respect to Certain
  Activities.............................   49
Management...............................   51
Principal Shareholders...................   55
Description of Common Stock..............   57
Certain Provisions of the Articles of
  Incorporation and Bylaws...............   58
Restrictions on Transfer.................   59
Federal Income Tax Considerations........   59
ERISA Considerations.....................   69
Underwriting.............................   71
Legal Matters............................   72
Experts..................................   72
Available Information....................   72
Incorporation by Reference...............   73
Glossary.................................   74
Index to Financial Statements............  F-1

=========================================================
=========================================================

                                1,300,000 SHARES


                               MALAN REALTY LOGO

                                  MALAN REALTY
                                INVESTORS, INC.
                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------

                           RONEY CAPITAL MARKETS LOGO

                       FIRST OF MICHIGAN CORPORATION LOGO
                                           , 1998

=========================================================

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.(1)

     Malan Realty Investors, Inc. (the "Registrant") estimates that expenses payable by the Registrant in connection with the sale of the securities being registered (other than underwriting discounts and commissions) will be as follows:

Registration Fee............................................    $  9,013
Printing....................................................     125,000
Legal Fees and Expenses.....................................     135,000
NASD Fee....................................................       3,555
NYSE Additional Listing Fee.................................       5,250
Accounting Fees and Expenses................................      60,000
Blue Sky Fees and Expenses..................................       1,000
Miscellaneous...............................................       5,000
                                                                --------
     Total..................................................    $343,818
                                                                ========

(1) All amounts except the registration fee are estimates.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Registrant's Articles of Incorporation provide that no director of the Registrant shall be liable to the Registrant or the shareholders for monetary damages for breach of the director's fiduciary duty. Such provision does not limit a director's liability to the Registrant or its shareholders resulting from:

         (i) breach of the director's duty of loyalty to the Registrant or its shareholders;

         (ii) acts or omissions of the director not in good faith or that involve intentional misconduct or knowing violation of law;

        (iii) a violation of Section 551(1) of the Michigan Business Corporation Act (relating to unlawful payments of distributions);

        (iv) a transaction from which the director derived an improper personal benefit; or

         (v) any act or omission occurring prior to November 20, 1992.

     The Registrant's Articles of Incorporation provide for mandatory indemnification by the Registrant of its directors (including directors of subsidiaries) to the fullest extent permitted or not prohibited by existing law or to such greater extent as may be permitted or not prohibited under succeeding provisions of law. The Registrant's Articles of Incorporation provide that the Registrant shall pay the expenses incurred by a director of the Registrant (including a director of a subsidiary) in defending a civil or criminal action, suit, or proceeding involving such person's acts or omissions as a director of the Registrant (or of a subsidiary).

     The Registrant's Articles of Incorporation authorize the Registrant to indemnify any officer of the Registrant (or of a subsidiary), if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Registrant or its shareholders and, with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful. Unless ordered by a court, indemnification of an officer shall be made by the Registrant only as authorized in a specific case upon the determination that indemnification of the officer is proper in the circumstances because he or she has met the applicable standard of conduct. Such determination shall be made (i) by majority vote of the directors of the Registrant who are not parties to the action, suit or proceeding, (ii) by independent legal counsel in a written opinion, or (iii) by the shareholders of the Registrant. The Registrant's Articles of Incorporation authorize the Registrant to pay the expenses incurred by an officer in defending a civil or criminal action, suit, or proceeding in advance of the final disposition thereof, upon receipt of an undertaking by or on behalf of such officer to repay the expenses if it is ultimately determined that the person is not entitled to be indemnified by the Registrant. Such undertaking shall be by unlimited general obligation of the person on whose behalf advances are made but need not be secured.

     The Registrant has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Registrant or is liable as a director of the Registrant, or is or was serving, at the request of the Registrant, as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, regardless of whether the Registrant would have power to indemnify him against such liability.

     The Registrant has purchased a policy of directors' and officers' insurance that insures both the Registrant and its officers and directors against expenses and liabilities of the type normally insured against under such policies, including the expense of the indemnifications described above.

ITEM 16. EXHIBITS

EXHIBIT
NUMBER
-------
   *1      --     Form of Underwriting Agreement.
    3(a)   --     Amended and Restated Articles of Incorporation of Malan
                  Realty Investors, Inc. (incorporated herein by reference to
                  Exhibit 3(a) filed with the Company's Quarterly Report on
                  Form 10-Q for the quarter ended June 30, 1994 (the "1994
                  Second Quarter Form 10-Q").
    3(b)   --     By-Laws of Malan Realty Investors, Inc. (incorporated herein by reference to Exhibit 3(b) filed with the 1994 Second
                  Quarter Form 10-Q).
    4(a)   --     Indenture, dated as of June 24, 1994, between Malan Realty
                  Investors, Inc. and The Bank of New York, as Trustee, with respect to the 9 1/2% Convertible Subordinated Debentures
                  due 2004 (incorporated herein by reference to Exhibit 4(a)
                  filed with the 1994 Second Quarter Form 10-Q).
    4(b)   --     Indenture, dated as of June 24, 1994, between Malan Realty
                  Investors, Inc. and IBJ Schroeder, as Trustee, with respect to the 8 1/2% Secured Convertible Notes due 2003
                  (incorporated herein by reference to Exhibit 4(b) filed with the 1994 Second Quarter Form 10-Q).
   *5      --     Opinion of Miro Weiner & Kramer, counsel to Registrant, as to the validity of the Securities.
   *8      --     Opinion of Miro Weiner & Kramer, counsel to Registrant, as to certain tax matters.
   10(a)   --     The Malan Realty Investors, Inc. 1994 Stock Option Plan
                  (incorporated herein by reference to Exhibit 10(a) filed
                  with the 1994 Second Quarter Form 10-Q).
   10(b)   --     Employment Agreement, dated as of June 25, 1994, between
                  Malan Realty Investors, Inc. and Anthony S. Gramer
                  (incorporated herein by reference to Exhibit 10(b) filed
                  with the 1994 Second Quarter Form 10-Q).
   10(c)   --     Note Purchase Agreement, dated as of June 24, 1994, between
                  Malan Realty Investors Inc. and Merrill Lynch Global
                  Allocation Fund, Inc. (incorporated herein by reference to
                  Exhibit 10(e) filed with the 1994 Second Quarter Form 10-Q).
   10(d)   --     Warrant Agreement, dated as of June 17, 1994, between Malan
                  Realty Investors, Inc. and National Westminster Bank Plc,
                  New York Branch (incorporated herein by reference to Exhibit
                  10(f) filed with the 1994 Second Quarter Form 10-Q).
   10(e)   --     Mortgage, Security Agreement, Assignment of Rents and
                  Financing Statement, dated as of June 24, 1994, made by
                  Malan Realty Investors, Inc. to IBJ Schroeder Bank & Trust
                  Company, as modified by First Modification of Mortgage,
                  Security Agreement, Assignment of Rents and Financing
                  Statement, dated as of August 1, 1994 (incorporated herein by reference to Exhibit 10(g) filed with the 1994 Second
                  Quarter Form 10-Q).
   10(f)   --     Registration Rights Agreement, dated as of June 24, 1994,
                  between Malan Realty Investors, Inc. and Merrill Lynch
                  Global Allocation Fund, Inc. (incorporated herein by
                  reference to Exhibit 10(h) filed with the 1994 Second
                  Quarter Form 10-Q).

EXHIBIT
NUMBER
-------
   10(g)   --     Malan Realty Investor, Inc. 1995 Stock Option Plan for
                  Non-Employee Directors (incorporated herein by reference to
                  Exhibit 10(p) filed with the 1994 Form 10-K).
   10(h)   --     Malan Realty Investors, Inc. 1995 Stock Compensation Plan
                  for Non-Employee Directors (incorporated herein by reference to Exhibit 10(q) filed with the 1994 Form 10-K).
   10(i)   --     Purchase and Sale Agreement, dated as of April 13, 1995,
                  between Malan Realty Investors, Inc. and Clinton Pointe
                  Joint Venture (incorporated herein by reference to Exhibit
                  10(s) filed with the 1995 First Quarter Form 10-Q).
   10(j)   --     Agreement of Sale and Purchase, dated as of July 18, 1995, among TG-Ford Associates and Ford Motor Land Development
                  Corporation, collectively, and Malan Realty Investors, Inc.
                  (incorporated herein by reference to Exhibit 10(x) filed
                  with the 1995 Second Quarter Form 10-Q).
   10(k)   --     $63,000,000 Amended and Restated Credit Agreement, dated as of August 16, 1995, between Malan Realty Investors, Inc. and
                  National Westminster Bank Plc, New York Branch (incorporated herein by reference to Exhibit 10(y) filed with Malan Realty
                  Investors, Inc.'s Amended Quarterly Report on Form 10-Q/A
                  for the quarter ended September 30, 1995 (the "1995 Third
                  Quarter Form 10-Q/A")).
   10(l)   --     $63,000,000 Malan Mortgage Securities Trust 1995-A, Trust
                  and Servicing Agreement, dated as of August 16, 1995, by and among Malan Depositor, Inc., as Depositor, Banker's Trust
                  Company, as Servicer, and Marine Midland Bank, as Trustee
                  (incorporated herein by reference to Exhibit 10(z) field
                  with the 1995 Third Quarter Form 10-Q/A).
   10(m)   --     First Amendment to Employment Agreement, dated as of August
                  15, 1997 between the Company and Anthony S. Gramer
                  (incorporated herein by reference to Exhibit 10(m) filed
                  with the 1997 Form 10-K).
   10(n)   --     Change in Control Agreement, dated as of August 15, 1997
                  between the Company and Michael K. Kaline (incorporated
                  herein by reference to Exhibit 10(n) filed with the 1997
                  Form 10-K).
   10(o)   --     Change in Control Agreement, dated as of August 15, 1997
                  between the Company and Elliott Broderick (incorporated
                  herein by reference to Exhibit 10(o) filed with the 1997
                  Form 10-K).
   10(p)   --     Revolving Loan Agreement among Malan Revolver Inc., as
                  Company, Malan Realty Investors, Inc. as Parent and
                  Greenwich Capital Markets, Inc. as Lender dated as of
                  November 24, 1997 (incorporated herein by reference to
                  Exhibit 10(p) filed with the 1997 Form 10-K).
   10(q)   --     Agreement for Purchase of Real Estate between Brandon
                  Associates Westland, L.L.C., "Seller" and Malan Realty
                  Investors, Inc., "Buyer" dated as of January 29, 1998
                  (incorporated herein by reference to Exhibit 10(q) filed
                  with the 1997 Form 10-K).
  *10(r)   --     Agreement of Sale and Purchase between Sandor Development
                  Company, as agent for sellers, and Malan Realty Investors,
                  Inc., as buyer dated as of May 6, 1998.
  *10(s)   --     Loan Agreement among Malan Midwest, L.L.C., and Bloomfield
                  Acceptance Company, L.L.C., dated as of May 27, 1998.
   23(a)   --     Consent of Deloitte & Touche LLP.
  *23(b)   --     Consent of Miro Weiner & Kramer (included in Exhibits 5 and
                  8).
   23(c)   --     Consent of Katz, Sapper & Miller, LLP.
  *24      --     Powers of Attorney.

------------------------
* Previously Filed

ITEM 17. UNDERTAKINGS.

     A. Rule 415 Offering.

     The Registrant undertakes:

          (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

              (i) to include any prospectus required by Section 10(a)(3) of the
                  Securities Act of 1933;

              (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in this Registration Statement;

          (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (3) to remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

Paragraphs (1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     B. Filings Incorporating Subsequent Exchange Act Documents by Reference.

     The Registrant undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and where applicable each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the 1934 Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C. Request for Acceleration of Effective Date or Filing of Registration Statement on Form S-8.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefor, unenforceable. In the event that claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to supplement the Prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the Prospectus, a post-effective amendment will be filed to set forth the terms of such offering.


     D. Include the Following in a Registration Statement Permitted by Rule 430A Under the Securities Act of 1933.



     The Registrant undertakes:



          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.



          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Michigan, on the 22nd day of June, 1998.


                                          MALAN REALTY INVESTORS, INC.

                                          By:     /s/ ANTHONY S. GRAMER

                                            ------------------------------------
                                              Anthony S. Gramer, President and
                                                  Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


                      SIGNATURE                                       TITLE                      DATE
                      ---------                                       -----                      ----

                /s/ ANTHONY S. GRAMER                    President, Chief Executive          June 22, 1998
-----------------------------------------------------    Officer, and Director
                  Anthony S. Gramer

              /s/ ELLIOTT J. BRODERICK                   Chief Accounting Officer            June 22, 1998
-----------------------------------------------------
                Elliott J. Broderick

                          *                              Director                            June 22, 1998
-----------------------------------------------------
                 Robert D. Kemp, Jr.

                          *                              Director                            June 22, 1998
-----------------------------------------------------
                 William McBride III

                          *                              Director                            June 22, 1998
-----------------------------------------------------
                 William F. Pickard

                          *                              Director                            June 22, 1998
-----------------------------------------------------
                  Richard T. Walsh

            *By: /s/ ELLIOTT J. BRODERICK
  ------------------------------------------------
                Elliott J. Broderick
                  Attorney-in-Fact

                                 EXHIBIT INDEX

 *1     --   Form of Underwriting Agreement.
 3(a)   --   Amended and Restated Articles of Incorporation of Malan
             Realty Investors, Inc. (incorporated herein by reference to
             Exhibit 3(a) filed with the Company's Quarterly Report on
             Form 10-Q for the quarter ended June 30, 1994 (the "1994
             Second Quarter Form 10-Q").
 3(b)   --   By-Laws of Malan Realty Investors, Inc. (incorporated herein by reference to Exhibit 3(b) filed with the 1994 Second
             Quarter Form 10-Q).
 4(a)   --   Indenture, dated as of June 24, 1994, between Malan Realty
             Investors, Inc. and The Bank of New York, as Trustee, with respect to the 9 1/2% Convertible Subordinated Debentures
             due 2004 (incorporated herein by reference to Exhibit 4(a)
             filed with the 1994 Second Quarter Form 10-Q).
 4(b)   --   Indenture, dated as of June 24, 1994, between Malan Realty
             Investors, Inc. and IBJ Schroeder, as Trustee, with respect to the 8 1/2% Secured Convertible Notes due 2003
             (incorporated herein by reference to Exhibit 4(b) filed with the 1994 Second Quarter Form 10-Q).
 *5     --   Opinion of Miro Weiner & Kramer, counsel to Registrant, as to the validity of the Securities.
 *8     --   Opinion of Miro Weiner & Kramer, counsel to Registrant, as to certain tax matters.
10(a)   --   The Malan Realty Investors, Inc. 1994 Stock Option Plan
             (incorporated herein by reference to Exhibit 10(a) filed
             with the 1994 Second Quarter Form 10-Q).
10(b)   --   Employment Agreement, dated as of June 25, 1994, between
             Malan Realty Investors, Inc. and Anthony S. Gramer
             (incorporated herein by reference to Exhibit 10(b) filed
             with the 1994 Second Quarter Form 10-Q).
10(c)   --   Note Purchase Agreement, dated as of June 24, 1994, between
             Malan Realty Investors Inc. and Merrill Lynch Global
             Allocation Fund, Inc. (incorporated herein by reference to
             Exhibit 10(e) filed with the 1994 Second Quarter Form 10-Q).
10(d)   --   Warrant Agreement, dated as of June 17, 1994, between Malan
             Realty Investors, Inc. and National Westminster Bank Plc,
             New York Branch (incorporated herein by reference to Exhibit
             10(f) filed with the 1994 Second Quarter Form 10-Q).
10(e)   --   Mortgage, Security Agreement, Assignment of Rents and
             Financing Statement, dated as of June 24, 1994, made by
             Malan Realty Investors, Inc. to IBJ Schroeder Bank & Trust
             Company, as modified by First Modification of Mortgage,
             Security Agreement, Assignment of Rents and Financing
             Statement, dated as of August 1, 1994 (incorporated herein by reference to Exhibit 10(g) filed with the 1994 Second
             Quarter Form 10-Q).
10(f)   --   Registration Rights Agreement, dated as of June 24, 1994,
             between Malan Realty Investors, Inc. and Merrill Lynch
             Global Allocation Fund, Inc. (incorporated herein by
             reference to Exhibit 10(h) filed with the 1994 Second
             Quarter Form 10-Q).
10(g)   --   Malan Realty Investor, Inc. 1995 Stock Option Plan for
             Non-Employee Directors (incorporated herein by reference to
             Exhibit 10(p) filed with the 1994 Form 10-K).
10(h)   --   Malan Realty Investors, Inc. 1995 Stock Compensation Plan
             for Non-Employee Directors (incorporated herein by reference to Exhibit 10(q) filed with the 1994 Form 10-K).
10(i)   --   Purchase and Sale Agreement, dated as of April 13, 1995,
             between Malan Realty Investors, Inc. and Clinton Pointe
             Joint Venture (incorporated herein by reference to Exhibit
             10(s) filed with the 1995 First Quarter Form 10-Q).
10(j)   --   Agreement of Sale and Purchase, dated as of July 18, 1995, among TG-Ford Associates and Ford Motor Land Development
             Corporation, collectively, and Malan Realty Investors, Inc.
             (incorporated herein by reference to Exhibit 10(x) filed
             with the 1995 Second Quarter Form 10-Q).

10(k)      --         $63,000,000 Amended and Restated Credit Agreement, dated as of August 16, 1995, between Malan Realty
                      Investors, Inc. and National Westminster Bank Plc, New York Branch (incorporated herein by reference to Exhibit 10(y) filed with Malan Realty Investors, Inc.'s Amended Quarterly Report on Form 10-Q/A for
                      the quarter ended September 30, 1995 (the "1995 Third Quarter Form 10-Q/A")).
10(l)      --         $63,000,000 Malan Mortgage Securities Trust 1995-A, Trust and Servicing Agreement, dated as of August
                      16, 1995, by and among Malan Depositor, Inc., as Depositor, Banker's Trust Company, as Servicer, and
                      Marine Midland Bank, as Trustee (incorporated herein by reference to Exhibit 10(z) field with the 1995
                      Third Quarter Form 10-Q/A).
10(m)      --         First Amendment to Employment Agreement, dated as of August 15, 1997 between the Company and Anthony
                      S. Gramer (incorporated herein by reference to Exhibit 10(m) filed with the 1997 Form 10-K).
10(n)      --         Change in Control Agreement, dated as of August 15, 1997 between the Company and Michael K. Kaline
                      (incorporated herein by reference to Exhibit 10(n) filed with the 1997 Form 10-K).
10(o)      --         Change in Control Agreement, dated as of August 15, 1997 between the Company and Elliott Broderick
                      (incorporated herein by reference to Exhibit 10(o) filed with the 1997 Form 10-K).
10(p)      --         Revolving Loan Agreement among Malan Revolver, Inc., as Company, Malan Realty Investors, Inc. as
                      Parent and Greenwich Capital Markets, Inc. As Lender dated as of November 24, 1997 (incorporated herein by reference to Exhibit 10(p) filed with the 1997 Form 10-K).
10(q)      --         Agreement For Purchase of Real Estate between Brandon Associates Westland, L.L.C., "Seller" and Malan
                      Realty Investors, Inc., "Buyer" dated as of January 29, 1998 (incorporated herein by reference to
                      Exhibit 10(q) filed with the 1997 Form 10-K).
*10(r)     --         Agreement of Sale and Purchase between Sandor Development Company, as agent for sellers, and Malan
                      Realty Investors, Inc., as buyer dated as of May 6, 1998.
*10(s)     --         Loan Agreement among Malan Midwest, L.L.C., and Bloomfield Acceptance Company, L.L.C., dated as of May
                      29, 1998.
23(a)      --         Consent of Deloitte & Touche LLP.
*23(b)     --         Consent of Miro Weiner & Kramer (included in Exhibits 5 and 8).
23(c)      --         Consent of Katz, Sapper & Miller, LLP.
*24        --         Powers of Attorney.

------------------------
* Previously Filed